brf

Financial Statements

Years ended December 31, 2021 and 2020

(A free translation of the original in Portuguese)

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	2

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	3

STATEMENTS OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	12.31.21	12.31.20	12.31.21	12.31.20	LIABILITIES	Note	12.31.21	12.31.20	12.31.21	12.31.20
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	4,633,816	3,876,139	7,528,820	7,576,625	Loans and borrowings	15	2,790,926	811,919	3,203,068	1,059,984
Marketable securities	5	324,771	312,515	346,855	314,158	Trade accounts payable	16	10,440,754	8,156,231	11,701,996	8,996,206
Trade and other receivables	6	7,270,531	5,254,064	4,107,156	4,136,421	Supply chain finance	17	2,237,975	1,452,637	2,237,975	1,452,637
Inventories	7	7,403,503	5,161,261	9,654,870	6,802,759	Lease liability	18	364,470	302,946	471,956	383,162
Biological assets	8	2,786,692	2,044,288	2,899,921	2,129,010	Payroll, related charges and employee profit sharing		810,960	860,836	900,394	940,816
Recoverable taxes	9	881,927	812,338	976,133	899,120	Taxes payable		246,744	268,347	454,038	395,630
Recoverable income taxes	9	29,784	28,888	71,762	43,840	Derivative financial instruments	24	325,430	378,543	327,443	384,969
Derivative financial instruments	24	132,498	361,315	134,551	377,756	Provision for tax, civil and labor risks	21	956,193	860,889	959,132	865,338
Restricted cash		24,963	1	24,963	1	Employee benefits	20	42,097	114,938	54,354	125,230
Assets held for sale		5,000	15,637	16,628	186,025	Advances from related parties	30	12,393,604	8,960,394	-	-
Other current assets		324,680	348,722	481,464	446,269	Liabilities directly associated with assets held for sale		-	-	-	21,718
						Other current liabilities		357,887	335,137	914,933	814,638
Total current assets		23,818,165	18,215,168	26,243,123	22,911,984	Total current liabilities		30,967,040	22,502,817	21,225,289	15,440,328

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	19,320,254	18,498,335	22,252,962	21,344,442
Marketable securities	5	15,438	15,044	447,413	344,577	Trade accounts payable	16	8,718	13,781	12,628	13,781
Trade and other receivables	6	34,540	49,569	34,978	49,864	Lease liability	18	1,803,853	1,965,748	2,007,290	2,153,519
Recoverable taxes	9	4,765,453	4,868,219	4,780,096	4,868,198	Taxes payable		130,565	141,252	132,195	141,252
Recoverable income taxes	9	194,979	54,123	206,355	54,859	Provision for tax, civil and labor risks	21	517,522	837,106	558,500	837,382
Deferred income taxes	10	2,885,387	2,068,769	2,941,270	2,109,064	Deferred income taxes	10	-	-	23,710	26,527
Judicial deposits	11	545,631	553,276	550,319	553,341	Liabilities with related parties	30	45,921	41,892	-	-
Biological assets	8	1,367,013	1,154,726	1,414,482	1,221,749	Employee benefits	20	361,356	521,855	498,231	651,325
Receivables from related parties	30	-	315	-	-	Derivative financial instruments	24	41,861	727	41,861	727
Derivative financial instruments	24	10,804	234	10,804	234	Other non-current liabilities		251,512	249,691	325,098	242,089
Restricted cash		1	24,357	1	24,357
Other non-current assets		70,228	77,829	76,757	82,123
Total long-term receivables		9,889,474	8,866,461	10,462,475	9,308,366	Total non-current liabilities		22,481,562	22,270,387	25,852,475	25,411,044

						EQUITY	22
						Capital		12,460,471	12,460,471	12,460,471	12,460,471
						Capital reserves		141,834	141,834	141,834	141,834
						Other equity transactions		(67,531)	246	(67,531)	246
Investments	12	13,269,948	11,922,325	7,113	8,874	Accumulated losses		(2,132,230)	(2,594,028)	(2,132,230)	(2,594,028)
Property, plant and equipment	13	11,723,211	11,168,558	13,040,862	12,215,580	Treasury shares		(127,286)	(123,938)	(127,286)	(123,938)
Intangible assets	14	3,210,336	3,186,476	6,149,814	5,220,102	Other comprehensive loss		(1,812,726)	(1,298,801)	(1,812,726)	(1,298,801)
						Attributable to controlling shareholders		8,462,532	8,585,784	8,462,532	8,585,784
						Non-controlling interests		-	-	363,091	227,750
Total non-current assets		38,092,969	35,143,820	29,660,264	26,752,922	Total equity		8,462,532	8,585,784	8,825,623	8,813,534

TOTAL ASSETS		61,911,134	53,358,988	55,903,387	49,664,906	TOTAL LIABILITIES AND EQUITY		61,911,134	53,358,988	55,903,387	49,664,906

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	4

STATEMENTS OF INCOME (LOSS)

		Parent company		Consolidated
	Note	12.31.21	12.31.20 (1)	12.31.21	12.31.20 (1)
CONTINUING OPERATIONS
NET SALES	26	42,118,478	32,583,136	48,343,305	39,469,700
Cost of sales	29	(33,810,019)	(26,347,624)	(38,177,609)	(30,133,769)
GROSS PROFIT		8,308,459	6,235,512	10,165,696	9,335,931
OPERATING INCOME (EXPENSES)
Selling expenses	29	(5,162,751)	(4,471,964)	(6,531,413)	(5,673,030)
General and administrative expenses	29	(542,602)	(555,988)	(822,960)	(832,858)
Impairment loss on trade receivables	6	(9,347)	(4,822)	(12,799)	(12,137)
Other operating income (expenses), net	27	129,211	50,009	211,263	28,887
Income from associates and joint ventures	12	867,505	6,320,756	-	-
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		3,590,475	7,573,503	3,009,787	2,846,793
Financial income		462,847	371,496	537,736	420,757
Financial expenses		(3,069,588)	(2,568,149)	(3,331,615)	(1,889,454)
Foreign exchange and monetary variations		(1,108,816)	(4,221,192)	(250,696)	(230,298)
FINANCIAL INCOME (EXPENSES), NET	28	(3,715,557)	(6,417,845)	(3,044,575)	(1,698,995)
INCOME (LOSS) BEFORE TAXES		(125,082)	1,155,658	(34,788)	1,147,798
Income taxes	10	624,467	227,906	552,102	242,271
INCOME FROM CONTINUING OPERATIONS		499,385	1,383,564	517,314	1,390,069

LOSS FROM DISCONTINUED OPERATIONS	1.3	(79,930)	-	(79,930)	-
INCOME FOR THE YEAR		419,455	1,383,564	437,384	1,390,069

Net Income from Continuing Operation Attributable to
Controlling shareholders		499,385	1,383,564	499,385	1,383,564
Non-controlling interest		-	-	17,929	6,505
		499,385	1,383,564	517,314	1,390,069

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		(79,930)	-	(79,930)	-
Non-controlling interest		-	-	-	-
		(79,930)	-	(79,930)	-

INCOME PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic				807,929,481	809,110,872
Income per share - basic	23			0.62	1.71
Weighted average shares outstanding - diluted				808,678,648	811,348,808
Income per share - diluted	23			0.62	1.71

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic				807,929,481	-
Losses per share - basic	23			(0.10)	-
Weighted average shares outstanding - diluted				807,929,481	-
Losses per share - diluted	23			(0.10)	-
(1)	The amounts of employee participation and bonuses were subject to an immaterial classification error correction (note 3.1.).

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	5

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Parent company		Consolidated
	Note	12.31.21	12.31.20	12.31.21	12.31.20
Income for the year		419,455	1,383,564	437,384	1,390,069
Other comprehensive income (loss), net of taxes
Loss on foreign currency translation of foreign operations		(386,542)	(207,734)	(403,475)	(179,426)
Loss on net investment hedge		(96,555)	(277,856)	(96,555)	(277,856)
Cash flow hedges – effective portion of changes in fair value	24	(119,482)	1,294,639	(121,303)	1,294,639
Cash flow hedges – reclassified to profit or loss	24	(26,201)	(1,376,139)	(26,201)	(1,376,139)
Debt investments measured at FVTOCI (1) - changes in fair value	5	-	178	-	178
Items that are or may be reclassified subsequently to profit or loss		(628,780)	(566,912)	(647,534)	(538,604)
Equity investments measured at FVTOCI (1) - changes in fair value	5	26,030	2,384	26,030	2,384
Actuarial gains on pension and post-employment plans	20	131,168	7,589	130,671	7,121
Items that will not be reclassified to profit or loss		157,198	9,973	156,701	9,505
Comprehensive income (loss) for the year		(52,127)	826,625	(53,449)	860,970
Attributable to
Controlling shareholders		(52,127)	826,625	(52,127)	826,625
Non-controlling interest		-	-	(1,322)	34,345
		(52,127)	826,625	(53,449)	860,970
(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	6

STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions (5)	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2019	12,460,471	141,834	51,011	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(3,996,985)	7,895,623	252,726	8,148,349
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(207,734)	-	-	-	-	(207,734)	28,308	(179,426)
Loss on net investment hedge	-	-	-	-	(277,856)	-	-	-	-	(277,856)	-	(277,856)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	2,562	-	-	-	2,562	-	2,562
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(81,500)	-	-	(81,500)	-	(81,500)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	7,589	-	7,589	(468)	7,121
Income for the year	-	-	-	-	-	-	-	-	1,383,564	1,383,564	6,505	1,390,069
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(485,590)	2,562	(81,500)	7,589	1,383,564	826,625	34,345	860,970
Employee benefits remeasurement - defined benefit	-	-		-	-	-	-	(19,393)	19,393	-	-	-
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(4,458)	(4,458)
Share-based payments	-	-	180	20,371	-	-	-	-	-	20,551	-	20,551
Acquisition of non-controlling interests	-	-	(50,945)	-	-	-	-	-	-	(50,945)	(54,863)	(105,808)
Acquisition of treasury shares	-	-	-	(106,070)	-	-	-	-	-	(106,070)	-	(106,070)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(386,542)	-	-	-	-	(386,542)	(16,933)	(403,475)
Losses on net investment hedge	-	-	-	-	(96,555)	-	-	-	-	(96,555)	-	(96,555)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(145,683)	-	-	(145,683)	(1,821)	(147,504)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	131,168	-	131,168	(497)	130,671
Income for the year	-	-	-	-	-	-	-	-	419,455	419,455	17,929	437,384
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(483,097)	26,030	(145,683)	131,168	419,455	(52,127)	(1,322)	(53,449)
Marketable securities at FVTOCI (2) - realized gain	-	-		-	-	(33,046)	-	-	33,046	-	-	-
Employee benefits remeasurement - defined benefit	-	-		-	-	-	-	(9,297)	9,297	-	-	-
Dividends	-	-		-	-	-	-	-	-	-	(80)	(80)
Share-based payments	-	-	(8,762)	(3,348)	-	-	-	-	-	(12,110)	-	(12,110)
Acquisition of minority shareholders (3)	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(157,918)	(237,591)
Write-off of put option held by minority shareholders (4)	-	-	20,658	-	-	-	-	-	-	20,658	294,661	315,319
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	-	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary BRF Kuwait WLL (note 1.1.1).
(4)	Recognition in Other Equity Transactions of the difference between the amount of the put option liability held by non-controlling interests and the book value of the non-controlling interest in TBQ Foods GmbH in the amount of R$20,658, and recognition of the Non-controlling Interest on the net assets of TBQ Foods GmbH in the amount of R$294,661, as detailed in note 1.1.3.
(5)	Balance in the comparative was further breakdown into separate accounts as described in note 22.2.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	7

STATEMENTS OF CASH FLOWS

	Parent company		Consolidated
		Restated (4)		Restated (4)
	12.31.21	12.31.20	12.31.21	12.31.20
OPERATING ACTIVITIES
Income from continuing operations	499,385	1,383,564	517,314	1,390,069
Adjustments for:
Depreciation and amortization	1,343,713	1,267,169	1,715,863	1,517,402
Depreciation and depletion of biological assets	943,789	789,496	1,030,491	876,976
Result on disposal of property, plant and equipments and investment	(66,600)	29,287	(141,211)	40,220
Write-down of inventories to net realizable value	100,993	93,592	128,680	122,082
Provision for tax, civil and labor risks	116,215	318,041	116,144	319,237
Impairment	-	-	-	10,160
Income from investments under the equity method	(867,505)	(6,320,756)	-	-
Financial results, net	3,715,557	6,417,845	3,044,575	1,698,995
Tax recoveries and gains in tax lawsuits	(107,380)	(379,087)	(108,785)	(379,087)
Deferred income tax	(779,862)	(227,906)	(807,744)	(319,644)
Employee profit sharing	117,177	235,195	170,425	283,065
Other provisions	(923)	253,512	2,793	265,621
	5,014,559	3,859,952	5,668,545	5,825,096
Trade accounts receivable	(1,916,087)	976,661	386,889	(481,192)
Inventories	(2,343,241)	(2,468,706)	(2,878,507)	(2,622,702)
Biological assets - current	(742,404)	(499,161)	(815,699)	(524,414)
Trade accounts payable	1,236,229	2,028,927	1,420,014	2,154,693
Supply chain finance	790,946	620,232	790,946	620,232
Cash generated by operating activities	2,040,002	4,517,905	4,572,188	4,971,713
Investments in securities at FVTPL (1)	(23,894)	-	(115,041)	-
Redemptions of securities at FVTPL (1)	44,768	102,064	145,053	102,172
Interest received	89,696	78,070	106,388	87,334
Dividends and interest on shareholders' equity received	10	304,357	-	-
Payment of tax, civil and labor provisions	(399,646)	(269,819)	(399,252)	(269,820)
Derivative financial instruments	237,043	916,503	266,491	923,709
Payment of income taxes	-	-	-	(155)
Other operating assets and liabilities (2)	2,628,834	(78,553)	(652,191)	24,216
Net cash provided by operating activities	4,616,813	5,570,527	3,923,636	5,839,169

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	(4,060)	-
Redemptions of securities at amortized cost	-	-	166,112	-
Investments in securities at FVTOCI (3)	-	-	(12,866)	-
Redemptions of securities at FVTOCI (3)	-	-	86,059	26,352
Redemption of restricted cash	400	285,672	400	285,672
Additions to property, plant and equipment	(1,407,885)	(758,954)	(1,555,426)	(804,609)
Additions to biological assets - non-current	(1,142,533)	(907,497)	(1,239,746)	(1,006,222)
Proceeds from disposals of property, plant, equipments and investment	58,836	126,540	58,836	126,540
Additions to intangible assets	(174,971)	(95,164)	(179,632)	(96,181)
Business combination, net of cash	(581)	-	(985,639)	-
Sale of participation in subsidiaries with loss of control	-	-	132,951	38,546
Acquisition of participation in joint ventures and subsidiaries	1,770	(1,087)	1,770	(1,087)
Capital increase in associates	(1,006,073)	(10,065)	-	-
Net cash used in investing activities	(3,671,037)	(1,360,555)	(3,531,241)	(1,430,989)
Net cash used in investing activities from discontinued operations	-	-	(17,550)	-
Net cash used in investing activities	(3,671,037)	(1,360,555)	(3,548,791)	(1,430,989)

FINANCING ACTIVITIES
Proceeds from debt issuance	2,633,863	9,701,377	2,990,782	10,420,333
Repayment of debt	(1,209,864)	(9,861,770)	(1,395,347)	(10,247,359)
Payment of interest	(1,060,244)	(1,260,768)	(1,193,367)	(1,421,539)
Payment of interest derivatives - fair value hedge	(2,975)	-	(2,975)	-
Treasury shares acquisition	(27,721)	(106,070)	(27,721)	(106,070)
Acquisition of non-controlling interests	-	-	(238,421)	(100,390)
Payment of lease liabilities	(533,885)	(473,984)	(705,427)	(553,556)
Net cash used in financing activities	(200,826)	(2,001,215)	(572,476)	(2,008,581)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	12,727	298,402	149,826	939,241
Net increase (decrease) in cash and cash equivalents	757,677	2,507,159	(47,805)	3,338,840
Balance at the beginning of the year	3,876,139	1,368,980	7,576,625	4,237,785
Balance at the end of the year	4,633,816	3,876,139	7,528,820	7,576,625

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$2,850,793 for the year ended December 31, 2021 (R$2,685,566 for the year ended December 31, 2020). In the Consolidated, contemplates the payment of employee profit sharing in the amount of R$290,332 for the year ended December 31, 2021 (R$217,794 for the year ended December 31, 2020).
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.
(4)	Restated due to the change of accounting policy for the presentation of interest paid as described in note 3.1.

The accompanying notes are an integral part of the financial statements.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	8

STATEMENTS OF VALUE ADDED

	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
1 - REVENUES	48,221,304	37,414,179	54,744,458	44,299,525
Sales of goods and products	46,703,553	36,613,811	53,046,159	43,503,289
Other income	132,868	52,241	217,011	30,222
Revenue related to construction of own assets	1,394,230	752,949	1,494,087	778,151
Expected credit losses	(9,347)	(4,822)	(12,799)	(12,137)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(32,826,060)	(24,284,767)	(37,820,537)	(28,544,203)
Costs of goods sold	(27,522,141)	(20,383,346)	(31,556,767)	(23,866,153)
Materials, energy, third parties services and other	(5,289,193)	(3,901,390)	(6,242,780)	(4,670,502)
Reversal for inventories losses	(14,726)	(31)	(20,990)	(7,548)
3 - GROSS ADDED VALUE (1-2)	15,395,244	13,129,412	16,923,921	15,755,322
4 - DEPRECIATION AND AMORTIZATION	(2,287,502)	(2,056,665)	(2,746,354)	(2,394,378)
5 - NET ADDED VALUE (3-4)	13,107,742	11,072,747	14,177,567	13,360,944

6 - RECEIVED FROM THIRD PARTIES	1,326,695	6,690,019	534,079	419,506
Income from associates and joint ventures	867,505	6,320,756	-	-
Financial income	462,847	371,496	537,736	420,757
Others	(3,657)	(2,233)	(3,657)	(1,251)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	14,434,437	17,762,766	14,711,646	13,780,450

8 - DISTRIBUTION OF ADDED VALUE	14,434,437	17,762,766	14,711,646	13,780,450
Payroll	5,152,065	5,219,387	5,771,862	5,784,055
Salaries	3,666,797	3,736,854	4,163,183	4,195,249
Benefits	1,215,761	1,231,371	1,319,454	1,321,332
Government severance indemnity fund for employees	269,507	251,162	289,225	267,474
Taxes, Fees and Contributions	4,426,596	4,218,820	4,657,361	4,236,084
Federal	1,388,767	1,534,926	1,528,480	1,543,491
State	2,993,915	2,643,539	3,077,820	2,643,201
Municipal	43,914	40,355	51,061	49,392
Capital Remuneration from Third Parties	4,356,391	6,940,995	3,765,109	2,370,242
Interests, including exchange variation	4,234,740	6,811,017	3,639,311	2,141,428
Rents	121,651	129,978	125,798	228,814
Interest on Own-Capital	499,385	1,383,564	517,314	1,390,069
Income for the year from continuing operations	499,385	1,383,564	499,385	1,383,564
Non-controlling interest	-	-	17,929	6,505

The accompanying notes are an integral part of the financial statements.

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MANAGEMENT REPORT

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1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	29

1.1.               Equity interest

				% equity interest
Entity		Main activity	Country (1)	12.31.21	12.31.20
BRF GmbH	(n)	Holding	Austria	100.00	100.00
BRF Foods LLC	(g)	Import, industrialization and commercialization of products	Russia	99.99	99.90
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC	(h)	Import, industrialization and commercialization of products	Russia	0.01	0.10
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.	(d)	Import and export of products	Cayman Island	-	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC	(p)	Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC	(b)	Import and commercialization of products	Saudi Arabia	100.00	-
BRF Kuwait WLL	(c)	Import, commercialization and distribution of products	Kuwait	49.00	75.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")	(p)	Import, commercialization and distribution of products	Oman	70.00	70.00
FFQ GmbH	(e)	Industrialization, import and commercialization of products	Austria	-	100.00
TBQ Foods GmbH	(o)	Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL	(f)	Industrialization of grains and animal feed	Romania	-	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	UAE	100.00	100.00
Banvit Foods SRL	(f)	Industrialization of grains and animal feed	Romania	-	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC	(p)	Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar	(p)	Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Affinity Petcare Brasil Participações Ltda.	(m)	Holding	Brazil	100.00	-
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	50.00	-
Gewinner Participações Ltda.	(j)	Industrialization, distribution and sale of feed and nutrients for animals	Brazil	100.00	-
Hecosul Alimentos Ltda.		Manufacturing and sale of animal feed	Brazil	100.00	-
Hercosul Distribuição Ltda.		Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	-
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	-
Hercosul International S.R.L.	(k)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	-
Paraguassu Participações S.A.	(m)	Holding	Brazil	100.00	-
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	50.00	-
Hercosul International S.R.L.	(k)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	1.00	-
PP-BIO Administração de bem próprio S.A.	(i)	Management of assets	Brazil	-	33.33
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia International Ltd.	(l)	Import and commercialization of products	Cayman Island	-	100.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	On January 18, 2021, 100% of the capital stock of Joody Al Sharqiya Food Production Factory LLC was acquired (note 1.2.1).
(c)	On March 9, 2021, the minority stake on BRF AFC was acquired (note 1.1.1) and on December 27, 2021 its name was changed to BRF Kuwait WLL and the participation reduced to 49%. The Company has a shareholders’ agreement that ensures full economic rights on this entity.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	30

(d)	On March 24, 2021, the subsidiary Perdigão International Ltd. was dissolved.
(e)	On March 30, 2021, the subsidiary FFQ GmbH was dissolved.
(f)	On May 4, 2021 the sale of shares held in Banvit Foods SRL was concluded (note 1.1.2).
(g)	On May 31, 2021, BRF GmbH purchased additional 0.09% interest in BRF Food LLC from BRF Global GmbH.
(h)	On May 31, 2021, BRF Global GmbH sold 0.09% interest in BRF Food LLC to BRF GmbH.
(i)	On July 30, 2021, BRF S.A. sold all the shares held in PP-BIO Administração de bem próprio S.A.
(j)	On August 02, 2021, BRF Pet S.A. acquired 100% of the capital stock of Gewinner Participações Ltda. (note 1.2.2).
(k)	On August 02, 2021, BRF S.A. and BRF Pet S.A. acquired interest in Hercosul International S.R.L. (note 1.2.2).
(l)	On August 19, 2021, the subsidiary Sadia International Ltd. was dissolved.
(m)	On September 01, 2021, BRF Pet S.A. acquired 100% of the capital stock of Affinity Petcare Brasil Participações Ltda. and Paraguassu Participações S.A. (note 1.2.3).
(n)	On October 21, 2021 the merger of BRF Austria GmbH into BRF GmbH was approved retroactively to January 01, 2021, as permitted by the Austrian law. The entities previously presented as investees of BRF Austria GmbH are currently presented as BRF GmbH’s investees.
(o)	On December 13, 2021, the put option held by minority shareholders was terminated (note 1.1.3).
(p)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.

Except for the associate PR-SAD, in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

1.1.1.	Acquisition of minority shareholding in BRF Kuwait WLL

On March 9, 2021 the Company, through its wholly-owned subsidiary One Foods Holdings Ltd. (“One Foods”) acquired from Al Yasra Food Company W.L.L their minority stake of 25% of BRF Kuwait WLL (previously named BRF Al Yasra Food K.S.C.C. or BRF AFC), entity located in Kuwait, responsible for the distribution of BRF products in the country.

The transaction was concluded for the amount equivalent to R$238,421 (USD40,828) and from this date, BRF Kuwait WLL became a wholly-owned subsidiary of One Foods. The amount paid is presented in the financing activities on the statement of cash flows and the difference between the amount paid and the book value of the participation acquired was recorded in Equity as Other Equity Transactions, in the amount of R$79,673.

1.1.2.	Sale of the shares held in Banvit Foods SRL

On May 4, 2021, Nutrinvestment BV and Banvit Bandirma Vitaminli, indirectly controlled subsidiaries of the Company, concluded the sale to Aaylex System Group S.A. of 100% of the shares held in Banvit Foods SRL, engaged in the activities of manufacture of animal feed and egg hatchery in Romania. The sale amount, received on that date, was equivalent to R$132,425 (EUR 20,300). In June, the parties established a price adjustment due to net debt and working capital, in the amount equivalent to R$13,059 (EUR2,157). In the year ended December 31, 2021, the Company recognized in the statement of income (loss) a gain with the sale of R$76,148, recorded under Other operating income (loss), net.

1.1.3.	Amendment to the shareholders’ agreement of TBQ Foods GmbH

On December 13, 2021, the Company, through its wholly-owned indirect subsidiaries BRF Foods GmbH and One Foods Holdings Ltd. has executed an amendment to the shareholders’ agreement with Qatar Holding LLC, a wholly-owned subsidiary of the Qatar Investment Authority (“QIA”). The amendment provides for new terms and conditions to the partnership between BRF and QIA in TBQ Foods GmbH (“TBQ”), a holding company held 60% by BRF and 40% by QIA, which holds 91.71% of the shares issued by Banvit Bandırma Vitaminli Yem Sanayi Anonim Şirketi (“Banvit”).

In the Amendment, BRF and QIA have agreed on the termination of the put option available to QIA under the original shareholders’ agreement. From 2023, QIA will have further alternatives to liquidate its investment in Banvit and BRF’s financial liability towards QIA has been terminated.

On this date, the financial liability related to the put option held by QIA, in the amount of R$315,319, was derecognized with the corresponding increase in the non-controlling interests in consolidated Equity, in the amount of R$294,661. The difference between the liability and the book value of the non-controlling interest on December 13, 2021, in the amount of R$20,658, was recognized under Other Equity Transactions, increasing the Equity attributable to controlling shareholders.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	31

1.2.               Business combinations

1.2.1.	Joody Al Sharqiya Food Production Factory

On January 18, 2021, through its wholly-owned subsidiary Badi Limited ("Badi"), the Company concluded the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory ("Joody Al"), a food processing company in Saudi Arabia. The fair value of the consideration transferred was equivalent to R$40,720 (SAR29,195) paid in cash and, from this date, Joody Al has become a wholly-owned subsidiary of Badi.

The goodwill of R$11,476 arising from the business combination consists mainly of the synergies expected with the combination of the operations of BRF and Joody Al, strengthening the Company’s presence in the Saudi Arabian market. The results and the goodwill from this business combination are presented in the International segment (note 25).

The fair value of the acquired assets and assumed liabilities in the business combination is presented below:

Fair value at the acquisition date
Assets
Cash and cash equivalents	408
Inventories	832
Property, plant and equipment	30,128
Other current and non-current assets	232
31,600
Liabilities
Trade accounts payable	1,420
Taxes payable	550
Employee benefits	286
Other current and non-current liabilities	100
2,356

Net assets acquired	29,244

Fair value of consideration transferred	40,720

Goodwill	11,476

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	32

1.2.2.	Hercosul Group

On August 2, 2021 the Company concluded the acquisition of 100% of the capital stock of the companies that compose the Hercosul Group, after with the fulfillment of the conditions precedent. From this date, BRF Pet S.A. (“BRF Pet”) became owner of 100% of Gewinner Participações Ltda. and 99% of Hercosul International S.R.L. (“Hercosul International”) and BRF S.A. became owner of 1% of Hercosul International.

The fair value of the assets acquired and liabilities assumed in the business combination with Hercosul Group is presented below:

	Fair value at the acquisition date
	Gewinner Participações Consolidated	Hercosul International
Assets
Cash and cash equivalents	17,743	4,402
Trade and other receivables	40,767	8,413
Inventories	36,826	10,049
Recoverable taxes	15,385	3,643
Property, plant and equipment	70,796	72,035
Intangible assets	393,308	3,656
Other current and non-current assets	28,794	2,805
	603,619	105,003
Liabilities
Social and Labor Obligations	6,445	200
Trade accounts payable	66,597	8,582
Taxes payable	14,879	200
Loans and borrowings	65,892	30,268
Provision for tax, civil and labor risks (1)	5,949	-
Lease liability	3,961	614
Deferred income taxes	1,703	-
Other current and non-current liabilities	8,130	20,478
	173,556	60,342

Net assets acquired	430,063	44,661

Fair value of consideration transferred	743,156	69,765

Goodwill	313,093	25,104

(1)	Includes R$5,038 related to contingent liabilities recognized in the business combination.

The fair value of the consideration transferred was of R$812,921, of which R$675,355 was paid in cash, R$119,180 will be paid in the next 4 years and R$18,386 refers to contingent consideration. The amount payable is subject to interest and was recorded as Other liabilities, with subsequent changes recorded as Financial expenses.

According to conditions established in the acquisition contract, which are common to transactions of this nature, the amount of the consideration may be adjusted based on the net debt and working capital of the Hercosul Group, for which the Company has used its best estimate at the disclosure date of these financial statements. There is no maximum amount defined for the price adjustment.

The recognized contingent consideration is linked to the gain, by the acquired entities, in administrative and legal proceedings existing on the acquisition date. In order to determine the fair value, the prognosis of the attorneys representing each case was considered, in addition to the business aspects determined in the acquisition contract. The payment of the contingent consideration will be made as the legal proceedings are terminated favorably to the Hercosul Group and it uses its economic benefits.

It is worth noting that these processes will be registered within the Hercosul Group when they meet the criteria for asset recognition.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	33

The measurement of assets acquired and liabilities assumed was completed up to the date of disclosure of these financial statements and the main assets and liabilities identified that received fair value allocations in the business combination were: property, plant and equipment, inventories, customer relationship, trademarks and contingent liabilities.

The contingent liability recognized at the amount of R$5,038, is related to legal proceedings classified as present obligations and for which the fair value was measured reliably, based on premises that include the metrics agreed in the share purchase agreement.

The goodwill consists mainly of the value of the synergies expected from the combination of the operations of BRF Pet, Mogiana Group (defined in the note 1.2.3) and Hercosul Group, reinforcing BRF's presence in the pet food sector. The results, intangible assets with indefinite useful life and goodwill arising from this business combination are presented in Other segments (note 25). The Company expects that the goodwill recorded will be deductible for tax purposes.

The Company incurred in expenses with advisors, lawyers and other related to the acquisition and integration of Hercosul Group in the amount of R$19,861 for the year ended December 31, 2021, which were recognized under Administrative expenses.

This business combination contributed net revenue of R$133,280 and net income of R$2,465 from the acquisition date to December 31, 2021 in the consolidated statement of income. If the business combination had taken place at the beginning of the year ended December 31, 2021, the consolidated net revenues for this year would have increased by R$198,168 and the consolidated income for the year would have increased by R$36,258.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	34

1.2.3.	Mogiana Group

On September 1, 2021, the Company, through its wholly-owned subsidiary BRF Pet concluded the acquisition of Paraguassu Participações S.A. ("Paraguassu") and Affinity Petcare Brasil Participações Ltda. ("Affinity"), both owner of 100% of the capital stock of Mogiana Alimentos S.A. (together form the “Mogiana Group”), after fulfillment of all conditions precedent. Therefore, from this date, Paraguassu and Affinity became wholly-owned subsidiaries of BRF Pet.

The fair value of the assets acquired and liabilities assumed in the business combination with Hercosul Group is presented below:

Mogiana Group Combined	Fair value at the acquisition date
Assets
Cash and cash equivalents	938
Marketable securities	29,824
Trade and other receivables	59,758
Inventories	54,517
Recoverable taxes	27,748
Property, plant and equipment	139,042
Intangible assets	206,553
Other current and non-current assets	5,486
523,866
Liabilities
Trade accounts payable	55,919
Loans and borrowings	22,688
Lease liability	10,168
Taxes payable	11,487
Payroll, related charges and employee profit sharing	6,296
Provision for tax, civil and labor risks (1)	34,976
Employee benefits	2,081
Deferred income taxes	815
Other current and non-current liabilities	16,932
161,362

Net assets acquired	362,504

Fair value of consideration transferred	481,435

Goodwill	118,931

(1)	Includes R$28,853 related to contingent liabilities recognized in the business combination.

The fair value of the consideration transferred was of R$481,435 of which R$290,225 was paid in cash, R$145,548 will be paid in the next 6 years and R$45,662 refers to contingent consideration. The amount payable is subject to interest and was recorded as Other liabilities, with subsequent changes recorded as Financial expenses. In addition, from the term value, R$60,000 will be deposited in an escrow account (restricted cash) after the first anniversary of the acquisition, as a guarantee for BRF Pet in case of eventual indemnities provided for in the acquisition contract.

According to conditions established in the acquisition contract, which are common to transactions of this nature, the amount of the consideration may be adjusted based on the net debt and working capital of Mogiana Alimentos S.A. and for which the Company has used its best estimate at the disclosure date of these financial statements. There is no maximum amount defined for the price adjustment.

The recognized contingent consideration is linked to the gain, by the acquired entities, in administrative and legal proceedings existing on the acquisition date. In order to determine the fair value, the prognosis of the

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	35

attorneys representing each case was considered, in addition to the business aspects determined in the purchase and sale agreement. The payment of the contingent consideration will be made as the legal proceedings are won by the Mogiana Group and it uses its economic benefits. In the year ended December 31, 2021, R$2,830 were paid in relation to the contingent consideration.

It is worth noting that these processes will be registered within the Mogiana Group when they meet the criteria for asset recognition.

The measurement of assets acquired and liabilities assumed was completed up to the date of disclosure of these financial statements and the main assets and liabilities identified that received fair value allocation in the business combination were: property, plant and equipment, inventories, customer relationship, trademarks, contingent liabilities and taxes payable (recognized under Other Non-current Liabilities).

The contingent liability recognized at the amount of R$28,853, is related to legal proceedings classified as present obligations and for which the fair value was measured reliably, based on premises that include the metrics agreed in the share purchase agreement.

The goodwill consists mainly of the value of the synergies expected from the combination of the operations of BRF Pet, Mogiana Group and Hercosul Group, reinforcing BRF's presence in the pet food sector. The results, intangible assets with indefinite useful life and goodwill arising from this business combination are presented in Other segments (note 25). The Company expects that the goodwill recorded will be deductible for tax purposes.

The Company incurred in expenses with advisors, lawyers and other related to the acquisition and integration of Mogiana in the amount of R$9,526 for the year ended December 31, 2021, which were recognized under Administrative expenses.

This business combination contributed net revenue of R$173,909 and net income of R$12,873 from the acquisition date to December 31, 2021 in the consolidated statement of income. If the business combination had taken place at the beginning of year ended December 31, 2021, the consolidated net revenues for this period would have increased by R$329,418 and the consolidated net income for the year would be increased by R$27,955.

1.2.4.	Effects of the business combinations as though the acquisition date had been as of the beginning of the year

If the business combinations had occurred at the beginning of the year ended December 31, 2021, the consolidated net sales for the year would be R$48,870,891 and the consolidated net profit for the year would be R$429,081.

1.3.               Discontinued Operations

In the year ended December 31, 2021, the Company completed the price adjustment processes related to sale of Campo Austral S.A. and Avex S.A. The referred price adjustments totaled an expense of R$59,270 (R$47,802 net of taxes) and are presented in Net Loss from Discontinued Operations, consistently with the practice adopted in the sale of the operations in 2019.

On December 21, 2021, the Company entered into an agreement with Marfrig Global Foods S.A. (“Marfrig”) and MFG Holding S.A.U. in order to settle indemnities related to the sale of the previously controlled entity Quickfood S.A. to Marfrig, concluded on January 2, 2019. This transaction resulted in an expense of R$48,768 (R$32,128 net of income taxes), which is presented under Net Loss from Discontinued Operations, consistently with the practice adopted in the sale of operations in 2019.

1.4.               Partnership – self-generation of energy

1.4.1.	Partnership with AES

On August 16, 2021, the Company executed an investment agreement with a subsidiary of AES Brasil Energia S.A. to incorporate a joint venture for the construction of a wind energy park for self-generation in the wind farm complex of Cajuína, Rio Grande do Norte, with an installed capacity of 160MWm (average Megawatt), generating 80MWm to be supplied to the Company by means of a 15-year power purchase agreement.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	36

The closing of this partnership is subject to approval of the competent authorities and the verification of other usual conditions in operations of this nature. The operation of the park is scheduled to begin by 2024.

1.4.2.	Partnership with PontoOn

On September 16, 2021, the Company together with Intrepid Participações S.A. (“Intrepid”) entered into a 15-year renewable energy power purchase agreement together with a call option agreement, which provides for the entry of BRF, through a holding company jointly held with Intrepid, aiming the construction of a sun energy self-generation plant in Mauriti and Milagres, Ceará, with an installed capacity of 320MWp (Megawatt-peak) generating, on average, 80MWm.

The call option agreement provides BRF with the right to acquire participation in Intrepid for a fixed price. Should BRF exercise the option, the Company will directly invest the approximate amount of R$50 million, to be disbursed during the Project’s development. The operation of the complex is scheduled to begin by 2024.

1.5.               Investigations involving BRF

1.5.1.	Carne Fraca and Trapaça operations

The Company has been subject to two investigations conducted by Brazilian governmental entities, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees.

The main impacts observed as result of the referred investigations were recorded in Other Operating Expenses in the amount of R$9,003 for the year ended December 31, 2021 (R$28,004 for the year ended December 31, 2020) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already recorded, there are uncertainties about the outcome of these investigations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses. The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

Regarding the investigations conducted by regulators offices and governmental entities in the United States of America about these operations, on February 25, 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) issued a letter to the Company stating that it has concluded its investigation and, based on information to date, does not intend to recommend an enforcement action by the SEC against the Company. On May 5, 2021, the U.S. Department of Justice (“DOJ”) issued a letter stating that it has closed its investigation against BRF, based on information to date. No sanctions or penalties were imposed against the Company.

1.5.2.	Governance enhancement

The Company has taken actions to strengthen the compliance with its policies, procedures and internal controls.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous improvement of the Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.6.               Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for the economic agents and may cause effects in the amounts recognized in the financial statements.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	37

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under remote work regime in some of the corporate offices. Therefore, until the date of approval of these financial statements, there has been no relevant change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Due to the pandemic, the Company has incurred in direct expenditures, such as transportation, personnel, prevention, control and donations, which are presented in the statement of income (loss) within the following line items:

		Consolidated
	12.31.21	12.31.20
Cost of sales (1)	(185,994)	(356,960)
Selling expenses	(18,234)	(56,307)
General and administrative expenses	(84,623)	(86,032)
	(288,851)	(499,299)

(1)	In the year ended December 31, 2020, includes non-incremental expenditures related do idleness in the amount of R$55,926.

As described in note 14.1 no impairment was recognized to the cash generating units. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will continue to monitor the situation and evaluate the impacts on assumptions and estimates used in preparing our financial reporting.

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The parent company’s and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and with international financial reporting standards (“IFRS”), issued by International Accounting Standards Board (“IASB”). All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The parent company’s and consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated financial statements require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated financial statements were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)       derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)       share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared parent company’s and consolidated financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	38

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.               Changes in accounting practices

In the year ended December 31, 2021, the Company changed the classification of payment of interest in the statement of cash flows, reclassifying this item from Operating Activities to Financing Activities. This change was made for better presentation of the Company’s cash flows and convergence with the reports used by the Administration in its management.

To ensure comparability between the years presented, the Company performed the following reclassifications for the year ended December 31, 2020:

						12.31.20
			Parent company			Consolidated
	Previously presented	Reclassification	Restated	Previously presented	Reclassification	Restated
Net cash provided by operating activities	4,309,759	1,260,768	5,570,527	4,417,630	1,421,539	5,839,169
Net cash used in investing activities	(1,360,555)	-	(1,360,555)	(1,430,989)	-	(1,430,989)
Net cash provided by (used in) financing activities	(740,447)	(1,260,768)	(2,001,215)	(587,042)	(1,421,539)	(2,008,581)
Effect of exchange rate variation on cash and cash equivalents	298,402	-	298,402	939,241	-	939,241
Net increase in cash and cash equivalents	2,507,159	-	2,507,159	3,338,840	-	3,338,840

In order to improve the level of detail in the presentation of information in the financial statements, in the year ended December 31, 2021, the Company began to classify the expenses with employee participation and bonuses by function in the statement of income (loss). To ensure comparability between the years presented, the comparative balances were restated as below:

							12.31.20
			Parent company			Consolidated
	Previously presented	Reclassification	Restated	Previously presented	Reclassification	Restated	Corresponding Notes
Cost of sales	(26,227,283)	(120,341)	(26,347,624)	(29,998,822)	(134,947)	(30,133,769)	29
Operating Income (Expenses)
Selling expenses	(4,405,558)	(66,406)	(4,471,964)	(5,587,488)	(85,542)	(5,673,030)	29
General and administrative expenses	(507,540)	(48,448)	(555,988)	(770,282)	(62,576)	(832,858)	29
Other operating income (expenses), net	(185,186)	235,195	50,009	(254,178)	283,065	28,887	27

3.2.               Consolidation

The consolidated financial statements include BRF and the subsidiaries (note 1.1) of which BRF has direct or indirect control, obtained when the Company is exposed to or has right to variable returns of such subsidiaries and has the power to influence these returns.

The financial information of the subsidiaries was prepared using the same accounting policies of the Parent Company.

All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from these transactions, net of taxes. Non-controlling interests are presented separately.

3.3.               Accounting judgments, estimates and assumptions

The Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

Main judgments:

»	control, significant influence and consolidation (note 1.1);
»	share-based payment transactions (note 19);
»	transfer of control for revenue recognition (note 26);

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	39

»	probability of exercise of a renewal option or anticipated termination of the lease agreements (note 18).

Main estimates:

»	fair value of financial instruments (note 24);
»	annual assessment of impairment of non-financial assets (note 14);
»	expected credit losses (note 6);
»	write-down of inventories to net realizable value (note 7);
»	fair value of biological assets (note 8);
»	assessment of recoverability of taxes (note 9 and 10);
»	useful lives of property, plant, equipment and intangible assets with definite useful life (note 13 and 14);
»	employee benefits (note 20);
»	provision for tax, civil and labor risks (note 21);
»	Fair value of assets acquired and liabilities assumed in business combinations (note 1.2).

The Company reviews the estimates and underlying assumptions used in its accounting estimates in each reporting period. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.4.               Functional currency and foreign currency transactions

The financial statements of each subsidiary included in consolidation are prepared using the currency of the main economic environment where it operates.

The financial statements of foreign subsidiaries with functional currency different from Reais are translated into Brazilian Reais, under the following criteria:

»	assets and liabilities are translated at the closing exchange rate;
»	income and expenses are translated at the monthly average rate;
»	the cumulative effects of gains or losses upon translation are recognized in Other Comprehensive Income, within equity.

Goodwill arising from business combinations with foreign entities is expressed in the functional currency of that entity and translated by the closing exchange rate for the reporting currency of the acquirer, with the exchange variation effects recognized in Other Comprehensive Income.

The transactions in foreign currency follow the criteria below:

»	non-monetary assets and liabilities, as well as incomes and expenses, are translated at the historical rate of the transaction;
»	monetary assets and liabilities are translated at the closing exchange rate;
»	the cumulative effects of gains or losses upon translation of monetary assets and liabilities are recognized in the statements of income (loss).

3.5.               Hyperinflationary economies

The Company has subsidiaries in Argentina, which is considered a hyperinflationary economy. For these subsidiaries the accounting policies below are adopted:

Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so that the balances are stated at current value.

The translation of the balances of the subsidiaries with a hyperinflationary economy to the reporting currency were made at the closing rate of the reporting period for both financial position and income statement balances.

The inflation rates used in 2021 and 2020 were, respectively, 51.65% and 34.04%.

3.6.               Business combination

Business combinations are recorded according to the acquisition method, which determines that the cost of an acquisition is measured by the sum of the consideration transferred, assessed based on the fair value on the

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	40

acquisition date, and the value of any non-controlling interest in the acquired company. The Company measures the non-controlling interest based on its participation in the net assets identified in the acquired company. Costs directly attributable to the acquisition are recorded as expense when incurred.

Business combinations with related parties are recognized using the acquisition method when the agreements have a substance and at cost when no substance is observed in the transaction.

In the acquisition of a business, Management assesses the acquired assets and liabilities assumed in order to classify and allocate them in accordance with the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Initially, goodwill is measured as the excess of the consideration transferred over the fair value of the net assets acquired (identifiable assets and liabilities assumed, net).

After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of testing the recoverable amount, goodwill is allocated to each of the cash-generating units that will benefit from the acquisition.

3.7.               Inventories

Inventories are measured at the lower of the average cost of acquisition or production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage, which are related to all the processes necessary for bringing the products to sales conditions. Write-down to net realizable value due to obsolescence, impaired items, slow-moving and realizable value through sale are evaluated and recorded in each reporting period, as appropriate. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of sales without movement through inventories.

3.8.               Biological assets

The consumable and production biological assets (live animals) and forests are measured at their fair value, using the cost approach technique to live animals and the revenue approach for forests. In determining the fair value of live animals, all losses inherent to the breeding process are already considered.

3.9.               Income taxes

In Brazil, it comprises income tax (“IRPJ“) and social contribution on profit (“CSLL“), which are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. In Brazil, these results suffer the effects of taxation on universal basis established by the Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of its Income Tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and debits on unused tax losses carried forward and negative CSLL base, as well as temporary differences between the tax and accounting bases. Deferred income tax assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.3).

Deferred tax assets and liabilities are presented net if there is enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the rates (and tax legislation) that are in force on the financial position date.

In compliance with the interpretation ICPC 22 / IFRIC 23, the Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	41

identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company periodically evaluates the positions assumed in which there are uncertainties about the adopted tax treatment and will set up a provision when applicable.

3.10.         Assets held for sale and discontinued operations

Assets held for sale are measured at the lower of the book value and the fair value less selling costs and are not depreciated or amortized. Such items are only classified under this item when its sale is highly probable and they are available for immediate sale in their current conditions.

Losses due to impairment are recorded under Other operating expenses.

The statement of income and cash flows are classified as discontinued operations and presented separately from continued operations of the Company when the operation represents a separate major line of business or geographical area of operations.

The prior periods of the statement of income (loss) and of the statement of cash flows are restated for comparative purposes. The statement of financial position remains as disclosed in prior periods.

3.11.         Investments

Investments classified in this group are: i) in associated companies, that are entities over which the Company has significant influence, which is the power to participate in decisions on the investee’s financial and operational policies, but without individual or joint control of these policies; and ii) in joint ventures, in which the control of the business is shared through contractual agreement and decisions about the relevant activities require the unanimous consent of the parties.

Investments are initially recognized at cost and subsequently adjusted using the equity method.

3.12.         Property, plant and equipment

Property, plant and equipment are measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loans and borrowings costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and borrowings effective on the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment (note 13).

Gains and losses on disposal of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other operating income (expense).

3.13.         Intangible assets

Acquired intangible assets are measured at cost at initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, are presented at cost less accumulated amortization and impairment losses, when applicable. Internally generated intangible assets, excluding development costs, are not capitalized and the expense is recognized in the income statement when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	42

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 14). The Company records in this subgroup mainly goodwill and brands, which are expected to contribute indefinitely to its cash flows.

3.14.         Contingent assets

Contingent assets are possible assets to which existence needs to be confirmed by the occurrence or not of one or more uncertain future events. The Company does not record contingent assets, however when the inflow of economic benefits is more likely than not to occur, the contingent assets are disclosed.

3.15.         Leasing

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

»	the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
»	the Company has the right to obtain substantially all the economic benefits from using the asset throughout the period of use; and
»	the Company has the right to direct the use of the asset throughout the period of use, which occurs in either of the following situations:
o	the Company has the right to direct how and for what purpose the asset is used, or
o	the conditions are predetermined so as the Company has the right to operate the asset or has designed the asset in a way that predetermined how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability, which represents the obligation to make payments related to the underlying asset of the lease.

The right-of-use asset is initially measured at cost and comprises: the initial measurement of the lease liability adjusted for any payment made at or before the commencement date, less any incentive received; any initial direct costs incurred; and an estimate of costs in dismantling and removing the asset, restoring the site on which it is located or restoring the asset to the condition required by the terms of the lease. Renewal or early termination options are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date until the end of the useful life of the right-of-use asset or until the end of the period of the lease. The estimated useful life of the right-of-use asset is determined on the same methodology used for the assets owned by the Company (note 3.12). Additionally, the right-of-use asset is adjusted by the subsequent measurement of the lease liability and when applicable, an impairment is recognized.

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate, and subsequently, measured at amortized cost using the effective interest method.

The liability is remeasured when there is a change in (i) future payments resulting from a change in index or rate, (ii) the amount expected to be payable under a residual value guarantee, or (iii) the assessment of whether the Company will exercise the purchase, renewal or termination option.

When the lease liability is remeasured, the corresponding adjustment is recorded in the book value of the right-of-use asset, or in the statement of income if the book value of the right-of-use asset has been reduced to zero.

The Company does not apply lease accounting model to: leases with a term of 12 months or less and that do not contain a purchase option; and leases for which the underlying asset is of low value. For these exemptions, the lease payments are recognized as an expense on a straight-line basis over the lease term.

Additionally, contracts with indefinite term and no fixed payments are expensed as incurred.

3.16.         Share based payments

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	43

The Company offers to its executives stock option plans and restricted stock plans of its own issuance. The Company recognizes as expense the fair value of the options or shares, measured at the grant date, on a straight-line basis during the period of service required by the plan, with a corresponding entry: to the shareholders’ equity for plans exercisable in shares; and to liabilities for cash exercisable plans. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered.

The expense of the plans is recognized in the statement of income (loss) in accordance with the function performed by the beneficiary.

3.17.         Pension and other post-employment plans

The Company sponsors supplementary defined benefit and defined contribution pension plans, as well as other post-employment benefits for which an actuarial appraisal is annually prepared by an independent actuary and is reviewed by Management. The cost of defined benefits is established separately for each plan using the projected unit credit method.

The measurements comprise the actuarial gains and losses, the effect of the limit on contributions and returns on the plan assets and are recognized in the financial position against Other Comprehensive Income when incurred, except Award for Length of Service, which its recognition occurs against statement of income. These measurements are not reclassified to statement of income in subsequent periods.

The Company recognizes the net defined benefit asset when:

»	controls the resource and has the ability to use the surplus to generate future benefits;
»	the control is the result of past events;
»	future economic benefits are available for the Company in the form of a reduction in future contributions or cash refunds, either directly to the sponsor or indirectly to another loss-making fund. The effect of the asset limit (irrecoverable surplus) is the present value of these future benefits.

Past service costs are recognized in income for the year on the following dates, whichever comes first:

»	date of changing the plan or significantly reducing the expected length of service;
»	date in which the Company recognizes the costs related to restructuring.

The cost of services and net interest on the value of the defined benefit liability or asset are recognized in the expense categories related to the function the beneficiary performs and to the financial result, respectively.

3.18.         Employee and management profit sharing

Employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas directors are entitled to profit sharing based on the provisions of the bylaws, proposed by the Board of Directors and approved by the shareholders. The profit-sharing amount expected to be paid is recognized by function in the statement of income (loss).

3.19.         Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, the outflow of resources to settle the obligation is likely to occur and a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company use historical studies to determine the probability and amounts of losses.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	44

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. The initial measurement is done by the fair value and subsequent measurements by the higher value between: the fair value on its acquisition date; and the amount by which the provision would be recognized.

3.20.         Financial instruments

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

3.20.1.	Financial assets

Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows financial assets are classified and measured:

Category	Initial Measurement	Subsequent Measurement
Amortized Cost	Accounts receivable from Clients and other receivables: billed amount adjusted to present value and, when applicable, reduced by expected credit losses

	For other assets: Fair value less costs directly attributable to its issuance, reduced by expected credit losses	Interest, changes in amortized cost and expected credit losses recognized in the income statement.
Fair Value through Profit and Loss (“FVTPL”)	Fair Value	Variation on the fair value recognized in the income statement.
Fair Value through Other Comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issuance.	Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to Retained earnings or accumulated losses.
For debt instruments, expected credit losses are recognized directly in the statement of income.

The Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at Fair Value through Other Comprehensive Income. Losses and reversals of losses are recorded in the income statement.

The interests of financial assets are recorded on Financial Income (Expenses), net.

A financial asset is only derecognized when contractual rights expire or are effectively transferred.

Cash and cash equivalents: comprise the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Expected credit losses in Accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	45

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

3.20.2.	Financial liabilities

Financial liabilities are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method. The interests of financial liabilities are recorded on Financial Income (Expenses), net.

A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

3.20.3.	Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against the financial result. The Company adopts the weighted average cost of capital to determine the adjustment to present value of the mentioned assets and liabilities, which corresponds to 9.3% per year on December 31, 2021 (9.8% p.a. on December 31, 2020).

3.20.4.	Hedge accounting

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

A hedging relationship is discontinued prospectively when it no longer meets the criteria for qualifying as hedge accounting. Upon discontinuation of a cash flow hedge relationship in which the hedged future cash flows are still expected to occur, the accumulated amount remains under Other Comprehensive Income until the flows occur and are reclassified to income.

Fair value hedge: the effective portion of the hedge instrument’s gain or loss is recognized in the Income Statement or statement of financial position, adjusting the item under which the hedge object is or will be recognized. The hedge object, when designated in this relationship, is also measured at fair value.

Net investment hedge: the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedge objects) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

3.20.5.	Reference interest rate reform

The Company does not have relationship designated for hedge accounting that involve operations indexed to the reference interest rates object from reform. Additionally, existing liabilities indexed to the reference interest rates (Libor) have contractual arrangements foreseeing the replacement for similar rates. Thus, no relevant impact is expected for the Company if such interest rates cease to exist or are replaced.

3.21.         Segment information

An operating segment is a component of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information for decision making. The Company’s management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure, pursuant its current management model (note 25).

3.22.         Revenue from contracts with customers

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Sales revenues are recognized and measured observing the following steps: (i) identification of the contracts with customers, formalized through sales orders; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) revenue recognition as it satisfies the performance obligations.

Revenues are recognized by the amount that reflects the Company’s expectation to receive for the sale of products, net of applicable taxes, returns, rebates and discounts.

The sales process begins with sales orders. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements, generally signed with large retail and wholesale chains. In all cases, the performance condition is satisfied when the control of the goods is transferred to the client.

The Company has sales with immediate and deferred payments, for which the adjustment to present value is recognized for the financial component (note 3.20.3).

3.23.         Government grants

Government grants are recognized at fair value when there is reasonable assurance that the conditions established will be met and the benefit will be received. The amounts appropriated as revenue in the income statement, when used to reduce income taxes, are transferred from retained earnings to the tax incentive reserve in the years the Company presents profit higher than the reclassification.

3.24.         Statement of value added

The company prepared the individual and consolidated statements of added value (“DVA”) under the technical pronouncement CPC 09 – Statement of Value Added, which are presented as part of the financial statements in accordance with practices adopted in Brazil. For IFRS, it represents supplemental financial information.

3.25.         Earnings (loss) per share

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of available ordinary shares during the year.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of available ordinary shares during the year summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (stock options and restricted shares within the share-based payment plans).

The stock options shall only be considered dilutive when the strike price is lower than the current share price.

3.26.         Standards issued but not yet effective

The new and amended standards, which are effective for annual reporting periods beginning after December 31, 2021, are not expected to have a significant impact on the Company’s financial statements.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	47

4.	CASH AND CASH EQUIVALENTS
	Average rate (1)	Parent company		Consolidated
		12.31.21	12.31.20	12.31.21	12.31.20
Cash and bank accounts
U.S. Dollar	-	558	520	946,790	1,185,208
Saudi Riyal	-	-	-	312,728	250,879
Brazilian Reais	-	160,309	111,615	185,941	112,181
Euro	-	1,438	6,144	103,630	54,687
Turkish lira	-	-	-	42,899	347,740
Other currencies	-	140	28	601,520	488,377
		162,445	118,307	2,193,508	2,439,072
Cash equivalents
In Brazilian Reais
Investment funds	4.97%	3,641	4,684	3,641	4,684
Bank deposit certificates	8.53%	4,410,146	3,650,812	4,451,214	3,662,448
		4,413,787	3,655,496	4,454,855	3,667,132
In U.S. Dollar
Term deposit	-	-	-	62,043	198,878
Overnight	0.15%	57,584	102,336	701,386	1,220,232
Other currencies
Term deposit	-	-	-	117,028	51,311
		57,584	102,336	880,457	1,470,421
		4,633,816	3,876,139	7,528,820	7,576,625

(1)	Weighted average annual rate.

5.	MARKETABLE SECURITIES
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		12.31.21	12.31.20	12.31.21	12.31.20
Fair value through other comprehensive income
Stocks (3)	-	USD / HKD	-	-	-	13,338	42,029
Fair value through profit and loss
Financial treasury bills	2.79	R$	9.15%	324,771	312,515	324,771	312,515
Investment funds - FIDC BRF	1.96	R$	-	15,438	15,044	15,438	15,044
Other	0.55	R$ / ARS	-	-	-	22,084	1,643
				340,209	327,559	362,293	329,202
Amortized cost
Sovereign bonds and other (4)	1.33	AOA	3.99%	-	-	418,637	287,504
				340,209	327,559	794,268	658,735
Current				324,771	312,515	346,855	314,158
Non-current (5)				15,438	15,044	447,413	344,577

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks on December 31, 2021 and Cofco Meats stocks on December 31, 2020.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$18,630 (R$9,894 on December 31, 2020).
(5)	Maturity until December of 2023.

On December 31, 2021, the amount of R$232,821 (R$366,671 on December 31, 2020) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	48

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Trade accounts receivable
Domestic market
Third parties	1,504,012	1,999,807	1,610,300	2,002,586
Related parties	6,230	6,228	-	-
Foreign market
Third parties	578,747	537,584	3,087,642	2,716,551
Related parties	5,718,547	3,239,348	-	-
	7,807,536	5,782,967	4,697,942	4,719,137
( - ) Adjustment to present value	(10,688)	(10,026)	(14,394)	(13,316)
( - ) Expected credit losses	(588,946)	(555,712)	(638,583)	(605,940)
	7,207,902	5,217,229	4,044,965	4,099,881
Current	7,202,530	5,210,498	4,039,155	4,092,855
Non-current	5,372	6,731	5,810	7,026

Other receivables
Other receivables	114,563	113,949	114,565	113,949
( - ) Adjustment to present value	(1,609)	(156)	(1,610)	(156)
( - ) Expected credit losses	(15,785)	(27,389)	(15,786)	(27,389)
	97,169	86,404	97,169	86,404
Current	68,001	43,566	68,001	43,566
Non-current (1)	29,168	42,838	29,168	42,838

(1)	Weighted average maturity of 1.92 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On December 31, 2021, FIDC BRF had an outstanding balance of R$902,679 (R$549,083 on December 31, 2020) in the parent company and consolidated related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On December 31, 2021, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$88,098 (R$78,258 on December 31, 2020).

The movements of the expected credit losses are presented below:

Parent company			Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	(555,712)	(457,505)	(605,940)	(503,848)
(Additions) Reversals	(9,347)	(4,822)	(12,799)	(12,137)
Write-offs	6,351	5,869	15,685	19,451
Exchange rate variation	(30,238)	(99,254)	(35,529)	(109,406)
Ending balance	(588,946)	(555,712)	(638,583)	(605,940)

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	49

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Not overdue	7,199,276	5,206,584	3,933,343	4,010,140
Overdue
01 to 60 days	21,934	29,631	127,249	104,195
61 to 90 days	1,036	1,357	6,241	6,045
91 to 120 days	794	469	3,770	398
121 to 180 days	1,481	458	3,002	7,024
181 to 360 days	4,950	3,448	9,687	15,688
More than 360 days	578,065	541,020	614,650	575,647
( - ) Adjustment to present value	(10,688)	(10,026)	(14,394)	(13,316)
( - ) Expected credit losses	(588,946)	(555,712)	(638,583)	(605,940)
	7,207,902	5,217,229	4,044,965	4,099,881
7.	INVENTORIES
	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Finished goods	3,170,964	2,162,977	4,914,882	3,610,585
Work in progress	253,801	191,110	272,997	192,335
Raw materials	2,768,167	1,920,891	3,126,017	2,046,681
Packaging materials	145,392	88,359	182,501	92,256
Secondary materials	755,623	522,125	790,801	531,801
Supplies	190,693	173,030	250,475	207,033
Imports in transit	115,873	107,829	115,950	107,829
Other	141,322	75,508	142,490	94,816
(-) Adjustment to present value	(138,332)	(80,568)	(141,243)	(80,577)
	7,403,503	5,161,261	9,654,870	6,802,759

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	(23,957)	(9,075)	(23,579)	(37,729)	(7,715)	(8,416)	(55,251)	(55,220)
Additions	(124,735)	(77,039)	(98,090)	(73,895)	(7,757)	(4,815)	(230,582)	(155,749)
Reversals	129,589	62,157	-	-	-	-	129,589	62,157
Write-offs	-	-	76,585	88,045	9,682	5,516	86,267	93,561
Ending balance	(19,103)	(23,957)	(45,084)	(23,579)	(5,790)	(7,715)	(69,977)	(55,251)

	Consolidated
	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	(31,155)	(10,712)	(29,831)	(42,526)	(14,719)	(14,919)	(75,705)	(68,157)
Additions	(163,274)	(106,357)	(118,691)	(91,237)	(10,047)	(10,304)	(292,012)	(207,898)
Reversals	163,332	85,816	-	-	-	-	163,332	85,816
Write-offs	-	-	94,500	104,115	13,106	10,688	107,606	114,803
Exchange rate variation	71	98	7	(183)	6	(184)	84	(269)
Ending balance	(31,026)	(31,155)	(54,015)	(29,831)	(11,654)	(14,719)	(96,695)	(75,705)

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	50

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	783,706	557,773	1,260,582	987,354	2,044,288	1,545,127	405,030	350,285	425,252	337,804	324,444	328,553	1,154,726	1,016,642
Additions/Transfer	13,757,200	9,689,719	9,480,273	7,108,084	23,237,473	16,797,803	93,164	62,286	455,831	363,027	41,825	38,536	590,820	463,849
Changes in fair value (1)	2,486,821	2,050,419	511,574	368,019	2,998,395	2,418,438	97,787	49,623	(217,418)	(184,005)	16,443	21,711	(103,188)	(112,671)
Harvest	-	-	-	-	-	-	-	-	-	-	(57,818)	(59,586)	(57,818)	(59,586)
Write-off	-	-	-	-	-	-	-	-	-	-	(3,957)	(5,099)	(3,957)	(5,099)
Transfer between current and non-current	90,203	57,164	123,367	91,574	213,570	148,738	(90,203)	(57,164)	(123,367)	(91,574)	-	-	(213,570)	(148,738)
Transfer to inventories	(16,077,726)	(11,571,369)	(9,629,308)	(7,294,449)	(25,707,034)	(18,865,818)	-	-	-	-	-	-	-	-
Ending balance	1,040,204	783,706	1,746,488	1,260,582	2,786,692	2,044,288	505,778	405,030	540,298	425,252	320,937	324,444	1,367,013	1,154,726

	Consolidated
	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	868,428	615,685	1,260,582	987,354	2,129,010	1,603,039	472,053	414,668	425,252	337,804	324,444	328,553	1,221,749	1,081,025
Additions/Transfer	14,078,311	9,705,994	9,480,273	7,108,084	23,558,584	16,814,078	97,765	71,494	455,831	363,027	41,825	38,536	595,421	473,057
Changes in fair value (1)	2,628,793	2,059,397	511,574	368,019	3,140,367	2,427,416	105,385	51,660	(217,418)	(184,005)	16,443	21,711	(95,590)	(110,634)
Harvest	-	-	-	-	-	-	-	-	-	-	(57,818)	(59,586)	(57,818)	(59,586)
Write-off	-	-	-	-	-	-	-	-	-	-	(3,957)	(5,099)	(3,957)	(5,099)
Transfer between current and non-current	91,890	57,164	123,367	91,574	215,257	148,738	(91,890)	(57,164)	(123,367)	(91,574)	-	-	(215,257)	(148,738)
Transfer to inventories	(16,469,201)	(11,571,369)	(9,629,308)	(7,294,449)	(26,098,509)	(18,865,818)	-	-	-	-	-	-	-	-
Exchange variation	(44,788)	1,557	-	-	(44,788)	1,557	(30,066)	1,784	-	-	-	-	(30,066)	1,784
Ending balance	1,153,433	868,428	1,746,488	1,260,582	2,899,921	2,129,010	553,247	472,053	540,298	425,252	320,937	324,444	1,414,482	1,221,749

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$943,789 in the parent company (R$789,496 on December 31, 2020) and R$1,030,491 (R$876,976 on December 31, 2020) in the consolidated.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	51

The book value and estimated quantities of live animals are set forth below:

	Parent company
	12.31.21		12.31.20
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	176,802	1,040,204	178,143	783,706
Immature pork	4,469	1,746,488	4,204	1,260,582
Total current	181,271	2,786,692	182,347	2,044,288

Production biological assets
Immature poultry	5,510	174,706	6,243	152,632
Mature poultry	10,420	331,072	10,207	252,398
Immature pork	223	141,101	203	93,466
Mature pork	452	399,197	457	331,786
Total non-current	16,605	1,046,076	17,110	830,282
	197,876	3,832,768	199,457	2,874,570

	Consolidated
	12.31.21		12.31.20
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	197,859	1,153,433	199,877	868,428
Immature pork	4,469	1,746,488	4,204	1,260,582
Total current	202,328	2,899,921	204,081	2,129,010

Production biological assets
Immature poultry	6,170	192,017	7,320	188,967
Mature poultry	11,621	361,230	11,395	283,086
Immature pork	223	141,101	203	93,466
Mature pork	452	399,197	457	331,786
Total non-current	18,466	1,093,545	19,375	897,305
	220,794	3,993,466	223,456	3,026,315

The Company has forests pledged as collateral for financing and tax and civil contingencies on December 31, 2021 in the amount of R$69,308 in the parent company and in the consolidated (R$68,381 in the parent company and in the consolidated on December 31, 2020).

8.1.               Sensitivity analysis

The fair value of animals and forests is determined using unobservable inputs, using the best practices available in the valuation circumstances, therefore it is classified in the Level 3 of the fair value hierarchy. The main assumptions used in the measurement of the fair value of forests and their impact on measurement are presented below.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	52

The estimated fair value can change if:
Asset	Valuation methodology	Non observable significant inputs	Increase	Decrease
Forests	Income approach	Estimated price of standing wood	Increase in the price of wood	Decrease in the price of wood
		Productivity per hectare estimated	Increase in yield per hectare	Decrease in yield per hectare
		Harvest and transport cost	Decrease of harvest cost	Increase of harvest cost
		Discount rate	Descrease in discount rate	Increase in discount rate
Live animals	Cost approach	Price of the feed inputs	Increase in feed cost	Decrease in feed cost
		Storage costs	Increase in storage cost	Decrease in storage cost
		Outgrowers cost	Increase in outgrowers cost	Decrease in outgrowers cost

The prices used in the valuation are those practiced in the regions where the Company is located and were obtained through market research. The discount rate corresponds to the average cost of capital and other economic assumptions for a market participant.

The weighted average price used in the valuation of biological assets (forests) on December 31, 2021 was equivalent to R$39.40 (thirty-nine and forty Reais) per stere (R$34.63 per stere on December 31, 2020). The real discount rate used in the valuation of the biological asset (forests) on December 31, 2021 was 6.70% p.a. (6.00% p.a. on December 31, 2020).

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

		Parent company
	Note	12.31.20	Additions	Offset / Reversals	Transfers (1)	Interest	12.31.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,483,612	573,009	(84,904)	(160,278)	239	1,811,678
(-) Impairment		(154,721)	(30,396)	29,133	18,395	-	(137,589)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,167,001	467,854	(1,053,651)	-	76,863	2,658,067
(-) Impairment		(14,228)	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,524	6,888	(2,356)	-	114,981	928,037
(-) Impairment		(1,984)	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,824	36,829	(66,810)	-	6,283	318,126
(-) Impairment		(102)	102	-	-	-	-
Other
Other recoverable taxes		52,115	34,645	(957)	-	-	85,803
(-) Impairment		(1,484)	97	857	-	-	(530)
		5,680,557	1,089,028	(1,178,688)	(141,883)	198,366	5,647,380

Current		812,338					881,927
Non-current		4,868,219					4,765,453

	Note	12.31.20	Additions	Offset / Reversals	Transfers (1)	Restatement	12.31.21
Income taxes	9.4
Recoverable income taxes		91,996	178,387	(29,749)	-	18	240,652
(-) Impairment		(8,985)	(6,904)	-	-	-	(15,889)
		83,011	171,483	(29,749)	-	18	224,763

Current		28,888					29,784
Non-current		54,123					194,979

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	53

		Parent company
	Note	12.31.19	Additions	Offset / Reversals	Transfers	Restatement	12.31.20
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,476,595	298,792	(164,645)	(127,370)	240	1,483,612
(-) Impairment		(141,192)	(38,033)	3,022	21,482	-	(154,721)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,986,235	728,955	(591,245)	-	43,056	3,167,001
(-) Impairment		(16,922)	-	2,694	-	-	(14,228)
IPI	9.3
Recoverable IPI		848,861	2,315	(7,197)	(92,812)	57,357	808,524
(-) Impairment		(3,818)	(263)	2,097	-	-	(1,984)
INSS
Recoverable INSS		255,949	88,616	(7,634)	-	4,893	341,824
(-) Impairment		(102)	-	-	-	-	(102)
Other taxes
Other recoverable taxes		41,050	11,949	(884)	-	-	52,115
(-) Impairment		(5,160)	-	3,676	-	-	(1,484)
		5,441,496	1,092,331	(760,116)	(198,700)	105,546	5,680,557

Current		274,480					812,338
Non-current		5,167,016					4,868,219

	Note	12.31.19	Additions	Offset / Reversals	Transfers	Restatement	12.31.20
Income taxes	9.4
Recoverable income taxes		313,704	30,596	(256,644)	-	4,340	91,996
(-) Impairment		(8,985)	-	-	-	-	(8,985)
		304,719	30,596	(256,644)	-	4,340	83,011

Current		40,291					28,888
Non-current		264,428					54,123

		Consolidated
	Note	12.31.20	Business combination (note 1.2)	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.21
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,568,975	6,479	668,918	(185,750)	(160,278)	239	(12,556)	1,886,027
(-) Impairment		(154,721)	-	(30,661)	29,133	18,395	-	-	(137,854)
PIS and COFINS	9.2
Recoverable PIS and COFINS		3,168,099	34,259	471,560	(1,065,504)	-	76,862	-	2,685,276
(-) Impairment		(14,228)	-	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		808,528	1,109	7,392	(2,363)	-	114,979	-	929,645
(-) Impairment		(1,984)	-	-	-	-	-	-	(1,984)
INSS
Recoverable INSS		341,825	12	36,829	(66,810)	-	6,282	-	318,138
(-) Impairment		(102)	-	102	-	-	-	-	-
Other
Other recoverable taxes		52,889	3,995	39,427	(4,057)	-	-	(38)	92,216
(-) Impairment		(1,963)	-	99	857	-	-	-	(1,007)
		5,767,318	45,854	1,193,666	(1,294,494)	(141,883)	198,362	(12,594)	5,756,229

Current		899,120							976,133
Non-current		4,868,198							4,780,096

	Note	12.31.20	Business combination	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	12.31.21
Income taxes	9.4
Recoverable income taxes		107,728	922	246,162	(60,058)	-	18	(722)	294,050
(-) Impairment		(9,029)	-	(6,904)	-	-	-	-	(15,933)
		98,699	922	239,258	(60,058)	-	18	(722)	278,117

Current		43,840							71,762
Non-current		54,859							206,355

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	54

		Consolidated
	Note	12.31.19	Additions	Offset / Reversals	Transfers	Restatement	Exchange variation	12.31.20
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,635,663	570,056	(549,446)	(127,370)	240	39,832	1,568,975
(-) Impairment		(141,193)	(38,033)	3,022	21,483	-	-	(154,721)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,990,313	729,213	(594,483)	-	43,056	-	3,168,099
(-) Impairment		(16,922)	-	2,694	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		848,865	2,319	(7,201)	(92,812)	57,357	-	808,528
(-) Impairment		(3,818)	(263)	2,097	-	-	-	(1,984)
INSS
Recoverable INSS		255,967	88,621	(7,663)	-	4,893	7	341,825
(-) Impairment		(102)	-	-	-	-	-	(102)
Other taxes
Other recoverable taxes		80,145	11,952	(901)	(38,277)	-	(30)	52,889
(-) Impairment		(5,639)	-	3,676	-	-	-	(1,963)
		5,643,279	1,363,865	(1,148,205)	(236,976)	105,546	39,809	5,767,318

Current		473,732						899,120
Non-current		5,169,547						4,868,198

	Note	12.31.19	Additions	Offset / Reversals	Transfers	Restatement	Exchange variation	12.31.20
Income taxes	9.4
Recoverable income taxes		430,778	58,007	(422,496)	-	4,341	37,098	107,728
(-) Impairment		(9,029)	-	-	-	-	-	(9,029)
		421,749	58,007	(422,496)	-	4,341	37,098	98,699

Current		152,486						43,840
Non-current		269,263						54,859

9.1.               ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

As result of (i) export activity, (ii) tax benefits, (iii) sales in the domestic market subject to reduced rates; and (iv) acquisition of property, plant and equipment, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services.

9.2.               PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, such as fresh meat and margarine, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if necessary, through refund or reimbursement requests.

In the year ended December 31, 2021, the Company recognized gains arising from processes filed by the subsidiaries SHB Comércio e Indústria de Alimentos S.A. and Batávia S.A., both already incorporated by BRF S.A. and of a process filed by UP! Alimentos Ltda. (an entity jointly controlled by BRF S.A., whose operations were closed), granting the Company the right to exclude ICMS from the PIS and COFINS calculation basis. The periods involved in the processes are from 2002 until 2017, date from which the Company began to exclude the ICMS from the PIS and COFINS calculation basis. The Company, supported by its consultants, obtained the fiscal files for the period and reconciled them with the accessory obligations, measuring the balances reliably through the ICMS presented in the invoices. Thus, the amount of R$92,171 was recognized under Recoverable PIS and COFINS, being R$41,554 of principal recorded in Other Operating Income and R$50,617 of interests recorded in Financial Income.

As of December 31, 2021, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,341,737 (R$2,818,391 as of December 31,

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	55

2020). The amount of R$628,557 related do these credits was offset against other federal taxes for the year ended December 31, 2021 (null for the year ended December 31, 2020).

In the study prepared by the Management, its realization is estimated through offsetting with federal taxes or through reimbursement of the amounts as expectation below:

PIS and COFINS
Current	604,626
Non-current	1,737,111
2023	718,149
2024	687,602
2025	331,360
2,341,737

9.3.               IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the parent company and consolidated on December 31, 2021 is R$945,845 (R$860,820 on December 31, 2020), of which R$919,982 (R$805,001 on December 31, 2020) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Current Assets, in the amount of R$8,936 (R$40,370 on December 31, 2020) and as Other Non-Current Assets, in the amount of R$16,927 (R$15,449 on December 31, 2020).

According to projections prepared by the Management, its realization is estimated through the refund of the amounts as expected below:

IPI
Current	8,936
Non-current	936,909
2023	16,927
2025	678,852
2026	241,130
945,845

9.4.               Income Taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

In the year ended December 31, 2021, the Federal Supreme Court, the highest instance of the Judiciary in Brazil, ruled unconstitutional the taxation of income tax (“IRPJ”) and social contribution (“CSLL”) on interest income recognized due to tax overpayments. The periods involved in the processes are from 2005 until 2020. From the date of this judgment, the Company ceased taxing such income and was entitled to recover the amounts of taxes previously paid.

For the years in which the Company had taxable income and, therefore, paid IRPJ and CSLL on income arising from interest tax overpayments, the amount of R$132,224 was recognized under Recoverable Income Taxes, being the principal of R$91,800 recorded against Income Taxes and the interest of R$40,424 recorded against Financial Income. Such recoverable taxes can be used to offset other federal taxes in Brazil. For the years in which the company presented tax losses, an increase in tax losses carryforward was calculated in the amount of R$2,526,115.

9.5.               Realization of Brazilian federal tax credits

The Company received in cash, through court orders related to recoverable IPI balances, the amount of R$32,802 for the year ended December 31, 2021 in the parent company and consolidated (R$235,405 for the year ended December 31, 2020).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	56

The Company used PIS, COFINS, IPI, IRPJ, CSLL, INSS and other recoverable taxes to offset federal taxes payable such as INSS and Income Taxes in the amount of R$1,153,520 in the parent company and consolidated for the year ended December 31, 2021 (R$863,602 in the parent company and consolidated for the year ended December 31, 2020), preserving its liquidity and optimizing its capital structure.

10.	DEFERRED INCOME TAXES

10.1.         Breakdown

	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Assets
Tax losses carryforward	2,805,912	2,052,843	2,822,754	2,060,846
Negative calculation basis (social contribution)	1,040,511	769,402	1,046,574	772,283

Temporary differences - Assets
Provisions for tax, civil and labor risks	456,206	458,019	458,229	458,019
Expected credit losses	184,230	194,969	184,643	194,977
Impairment on tax credits	64,297	67,900	64,297	67,900
Provision for other obligations	136,571	115,959	150,609	115,959
Employees' profit sharing	47,227	86,752	47,227	86,752
Write-down to net realizable value of inventories	25,204	19,184	27,934	19,189
Employees' benefits plan	137,174	216,510	148,990	216,510
Lease basis difference	95,563	86,308	95,563	86,308
Unrealized losses on derivatives, net	21,310	-	21,310	-
Other temporary differences	20,501	12,503	42,566	41,899
	5,034,706	4,080,349	5,110,696	4,120,642

Temporary differences - Liabilities
Goodwill amortization basis difference	(307,442)	(320,729)	(307,442)	(320,729)
Depreciation (useful life) basis difference	(884,245)	(851,436)	(895,407)	(851,436)
Business combination (1)	(900,108)	(740,385)	(920,214)	(761,429)
Unrealized gains on derivatives, net	-	(42,493)	-	(42,493)
Unrealized fair value gains, net	(37,109)	(39,269)	(37,692)	(39,269)
Other temporary differences	(20,415)	(17,268)	(32,381)	(22,749)
	(2,149,319)	(2,011,580)	(2,193,136)	(2,038,105)

Total deferred taxes	2,885,387	2,068,769	2,917,560	2,082,537

Total Assets	2,885,387	2,068,769	2,941,270	2,109,064
Total Liabilities	-	-	(23,710)	(26,527)
	2,885,387	2,068,769	2,917,560	2,082,537

(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

Parent company			Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	2,068,769	1,808,494	2,082,537	1,760,552
Deferred income taxes recognized in income from continuing operations	779,862	227,906	807,744	242,271
Deferred income taxes recognized in other comprehensive income	8,738	32,070	8,738	32,070
Deferred income taxes recognized in loss from discontinued operations	28,018	-	28,018	-
Other (1)	-	299	(9,477)	47,644
Ending balance	2,885,387	2,068,769	2,917,560	2,082,537

(1)	Related to the foreign exchange variation effect on the balances in foreign companies.

10.2.         Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	57

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted for changes in economic assumptions and based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal Council and approved by the Board of Directors. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as presented below:

	Parent company	Consolidated
2022	50,574	50,574
2023	307,778	309,537
2024	294,687	299,366
2025	352,431	359,969
2026	392,953	400,725
2027 to 2029	1,362,961	1,364,017
2030 and 2031	1,085,039	1,085,141
	3,846,423	3,869,328

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$6,204,203 on December 31, 2021 (R$4,589,674 on December 31, 2020), amount significantly increased in the year ended December 31, 2021 due to the processes described in note 9.4, in addition to other effects. Within this amount, R$3,846,423 on December 31, 2021 and (R$2,822,245 on December 31, 2020) are recognized as an asset, according to the recoverability expectation (note 3.9). The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

10.3.         Effective income tax rate reconciliation

	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20

Income (loss) before taxes - continued operations	(125,082)	1,155,658	(34,788)	1,147,798
Nominal tax rate	34%	34%	34%	34%
Benefit (expense) at nominal rate	42,528	(392,924)	11,828	(390,251)
Adjustments to income taxes
Income from associates and joint ventures	294,952	2,149,057	8,626	-
Difference of tax rates on results of foreign subsidiaries	-	-	244,822	1,018,576
Difference of functional currency of foreign subsidiaries	-	-	(129)	1,142,762
Deferred tax assets not recognized (1)	(840,523)	(1,842,478)	(840,457)	(1,842,478)
Recognition of tax assets from previous years (2)	1,025,000	361,000	1,025,000	361,000
Interest on overpayment of taxes (3)	104,177	-	104,789	-
Profits taxed by foreign jurisdictions	(32,770)	(63,252)	(33,455)	(63,252)
Share-based payment	(24,454)	(22,774)	(24,454)	(22,774)
Transfer price	(71,634)	(40,568)	(71,634)	(40,568)
Penalties	(11,042)	(5,261)	(11,042)	(5,261)
Investment grant	109,591	52,279	109,591	52,279
Other permanent differences	28,642	32,827	28,617	32,238
	624,467	227,906	552,102	242,271

Effective rate	499.2%	-19.7%	1587.0%	-21.1%

Current tax	(155,395)	-	(255,642)	(77,373)
Deferred tax	779,862	227,906	807,744	319,644

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward for the year ended December 31, 2021, in the amount of R$2,472,126 in the parent company and in the consolidated, due to limited capacity of realization (note 10.2).
(2)	The Company prepared recoverability study for deferred tax assets (according to note 10.2) and, based on it, recognized an asset in the amount of R$1,025,000.
(3)	Related the non-taxation of interest on tax overpayments. Includes the amount of R$79,639 referring to previous years (note 9.4)

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	58

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
	Tax		Labor		Civil, commercial and other		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	248,990	244,977	269,747	301,739	34,539	28,965	553,276	575,681
Additions	5,002	12,294	100,403	133,847	10,723	6,719	116,128	152,860
Release in favor of the Company	(1,743)	(11,948)	(38,346)	(51,414)	(1,997)	(370)	(42,086)	(63,732)
Release in favor of the counterparty	(207)	(907)	(115,268)	(126,405)	(3,717)	(2,055)	(119,192)	(129,367)
Interest	5,202	4,574	28,600	11,980	3,703	1,280	37,505	17,834
Ending balance	257,244	248,990	245,136	269,747	43,251	34,539	545,631	553,276

	Consolidated
	Tax		Labor		Civil, commercial and other		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	248,990	244,977	269,812	301,808	34,539	28,965	553,341	575,750
Additions	5,074	12,294	100,730	133,847	12,305	6,719	118,109	152,860
Release in favor of the Company	(1,743)	(11,948)	(38,357)	(51,414)	(1,997)	(370)	(42,097)	(63,732)
Release in favor of the counterparty	(236)	(907)	(115,633)	(126,405)	(3,717)	(2,055)	(119,586)	(129,367)
Business combination (note 1.2)	2,132	-	859	-	-	-	2,991	-
Interest	5,251	4,574	28,604	11,980	3,714	1,280	37,569	17,834
Exchange rate variation	-	-	(8)	(4)	-	-	(8)	(4)
Ending balance	259,468	248,990	246,007	269,812	44,844	34,539	550,319	553,341

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	59

12.	INVESTMENTS

The rollforward of the direct investments in subsidiaries and affiliates of the parent company is set forth below:

	Subsidiaries														Affiliates
																	Total
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	BRF Austria GmbH	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia International Ltd.	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	PP-BIO Adm. Bem próprio S.A.	PR-SAD Adm. Bem próprio S.A.	12.31.21	12.31.20
a) Participation as of December 31, 2021
% of participation	100.00%	100.00%	99.99%	100.00%	-	99.99%	1.00%	43.10%	10.00%	-	100.00%	60.00%	0.01%	100.00%	-	33.33%
Total quantity of shares and quotas	7,176,530	1	9,918,875	2,087,898,669	-	5,463,850	200,000	594,576,682	150,000	-	2,352,881,073	3,027,987,368	10,000	14,249,459	-	-
Quantity of shares and quotas held	7,176,530	1	9,918,538	2,087,898,669	-	5,463,849	2,000	256,253,695	15,000	-	2,352,881,073	1,816,792,421	1	14,249,459	-	-
															-
b) Information as of December 31, 2021
Share capital	1,311	6,523	1,765	1,069,740	-	5,564	63,362	338,054	3	-	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	596	12,101,820	77	1,051,231	-	8,121	33,136	4,506	6,137	-	95,322	(63,628)	(559)	2,350	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	-	164	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	277	-	-	-	-	-	-	-	-	-
Income (loss) for the year	78	887,944	(360)	(7,108)	(5,656)	2,719	2,016	1,113	3,514	2,219	3,719	(26,968)	(15,153)	57	-	-

c) Movements of investments
Beginning balance (12.31.20)	518	11,455,186	51	14,412	314,811	5,402	-	1,130	154	29,557	89,924	-	-	2,307	2,591	5,699	11,921,742	6,498,934
Result Movements
Income (loss)	78	887,944	(360)	(7,117)	(5,656)	2,719	9	598	351	2,219	3,664	(16,999)	(2)	57	-	-	867,505	6,320,756
Dividends and interests on shareholders' equity	-	-	-	-	-	-	-	-	-	-	-	-	-	(14)	-	-	(14)	(303,949)
Capital movements
Capital increase (reduction)	-	-	-	1,037,075	-	-	-	-	-	(31,002)	-	-	-	-	114	821	1,007,008	11,152
Capital transaction between subsidiaries	-	9,046	352	-	(8,542)	-	-	-	-	-	-	-	-	-	-	-	856	(7,500)
Write-off of put option held by minority shareholders	-	20,658	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20,658	-
Acquisition (sale) of equity interest	-	-	-	-	-	-	712	-	-	-	-	-	-	-	(2,705)	-	(1,993)	(29,979)
Goodwill on acquisition of non-controlling interests	-	-	-	-	(79,673)	-	-	-	-	-	-	-	-	-	-	-	(79,673)	(14,344)
Exchange rate variation on goodwill	-	-	-	-	-	-	30	-	-	-	-	-	-	-	-	-	30	-
Other
Other comprehensive income	-	(245,471)	34	6,861	(220,940)	-	21	214	109	(774)	1,734	3,546	-	-	-	-	(454,666)	(493,128)
Constitution (reversal) of provision for loss	-	-	-	-	-	-	-	-	-	-	-	13,453	2	-	-	-	13,455	(60,200)
Discontinued operations	-	(25,543)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,543)	-
Ending balance (12.31.21)	596	12,101,820	77	1,051,231	-	8,121	772	1,942	614	-	95,322	-	-	2,350	-	6,520	13,269,365	11,921,742

The Company owns other investments in the amount of R$583 in the parent company and R$593 in the consolidated (R$583 in the parent company and in the consolidated as of December 31, 2020).

On December 31, 2021, these associates, affiliates and joint ventures do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	60

13.	PROPERTY, PLANT AND EQUIPMENT

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.20	Additions	Disposals	Transfers (2)	12.31.21
Cost
Land		560,856	3,581	(17,512)	8,043	554,968
Buildings, facilities and improvements		9,772,665	353,143	(172,241)	482,646	10,436,213
Machinery and equipment		7,864,533	104,750	(230,208)	370,326	8,109,401
Furniture and fixtures		106,031	391	(3,613)	10,549	113,358
Vehicles		209,770	2,210	(9,007)	724	203,697
Construction in progress		595,353	1,394,230	-	(893,008)	1,096,575
Advances to suppliers		923	6,600	-	-	7,523
		19,110,131	1,864,905	(432,581)	(20,720)	20,521,735

Depreciation
Land (3)	20.97%	(12,648)	(8,246)	589	-	(20,305)
Buildings, facilities and improvements	9.45%	(3,683,103)	(599,231)	102,083	(8,292)	(4,188,543)
Machinery and equipment	7.02%	(4,127,347)	(499,058)	198,215	7,594	(4,420,596)
Furniture and fixtures	6.67%	(54,722)	(5,344)	2,632	686	(56,748)
Vehicles	28.15%	(63,753)	(56,116)	7,532	5	(112,332)
		(7,941,573)	(1,167,995)	311,051	(7)	(8,798,524)
		11,168,558	696,910	(121,530)	(20,727)	11,723,211
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$28,772 to intangible assets and R$8,045 from assets held for sale, in addition to transfers from Construction in progress to other items.
(3)	Land depreciation refers to right-of-use assets. The amount of R$4,039 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	61

	Parent company
	Average rate	12.31.19	Additions	Disposals	Transfers	12.31.20
Cost
Land		546,976	6,260	(13,900)	21,520	560,856
Buildings, facilities and improvements		9,558,475	226,438	(86,330)	74,082	9,772,665
Machinery and equipment		7,669,528	9,487	(159,552)	345,070	7,864,533
Furniture and fixtures		101,855	468	(6,505)	10,213	106,031
Vehicles		121,079	97,535	(8,760)	(84)	209,770
Construction in progress		335,872	752,949	-	(493,468)	595,353
Advances to suppliers		-	-	-	923	923
		18,333,785	1,093,137	(275,047)	(41,744)	19,110,131

Depreciation
Land	20.97%	(4,258)	(6,834)	244	(1,800)	(12,648)
Buildings, facilities and improvements	9.74%	(3,126,532)	(614,982)	63,432	(5,021)	(3,683,103)
Machinery and equipment	6.67%	(3,790,298)	(441,873)	103,623	1,201	(4,127,347)
Furniture and fixtures	6.67%	(54,854)	(5,231)	5,461	(98)	(54,722)
Vehicles	27.12%	(24,541)	(40,913)	1,617	84	(63,753)
		(7,000,483)	(1,109,833)	174,377	(5,634)	(7,941,573)
		11,333,302	(16,696)	(100,670)	(47,378)	11,168,558

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	62

	Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Business combination (note 1.2)	Transfers (2)	Exchange rate variation	12.31.21
Cost
Land		608,389	4,799	(19,378)	27,988	100,463	(12,244)	710,017
Buildings, facilities and improvements		10,444,526	533,269	(183,824)	95,153	413,049	(7,523)	11,294,650
Machinery and equipment		8,395,520	111,951	(274,290)	165,216	391,013	(54,035)	8,735,375
Furniture and fixtures		157,085	3,959	(8,076)	5,092	4,833	(12,028)	150,865
Vehicles		346,218	46,768	(29,710)	8,637	7,844	4,532	384,289
Construction in progress		608,255	1,494,087	(18,601)	9,915	(937,589)	(11,342)	1,144,725
Advances to suppliers		12,748	42,290	-	-	(19,437)	(2,492)	33,109
		20,572,741	2,237,123	(533,879)	312,001	(39,824)	(95,132)	22,453,030

Depreciation
Land (3)	15.34%	(13,800)	(12,106)	2,272	-	(11,954)	(1,200)	(36,788)
Buildings, facilities and improvements	8.11%	(3,851,225)	(763,843)	111,746	-	3,668	5,219	(4,494,435)
Machinery and equipment	6.84%	(4,304,007)	(549,206)	220,428	-	890	19,247	(4,612,648)
Furniture and fixtures	6.66%	(79,924)	(10,566)	6,362	-	4,027	7,281	(72,820)
Vehicles	27.90%	(108,205)	(104,473)	18,482	-	343	(1,624)	(195,477)
		(8,357,161)	(1,440,194)	359,290	-	(3,026)	28,923	(9,412,168)
		12,215,580	796,929	(174,589)	312,001	(42,850)	(66,209)	13,040,862

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$50,895 for intangible assets and R$8,045 from assets held for sale, in addition to transfers from Construction in progress to other items.
(3)	Land depreciation refers to right-of-use assets. The amount of R$4,039 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	63

	Consolidated
	Average rate	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	12.31.20
Cost
Land		603,479	7,582	(13,665)	6,031	4,962	608,389
Buildings, facilities and improvements		10,148,798	287,834	(148,793)	268	156,419	10,444,526
Machinery and equipment		8,177,047	20,293	(166,183)	278,530	85,833	8,395,520
Furniture and fixtures		140,439	851	(8,604)	18,946	5,453	157,085
Vehicles		213,199	165,737	(54,491)	(5,639)	27,412	346,218
Construction in progress		348,907	778,151	-	(516,360)	(2,443)	608,255
Advances to suppliers		528	8,885	-	3,851	(516)	12,748
		19,632,397	1,269,333	(391,736)	(214,373)	277,120	20,572,741

Depreciation
Land	21.32%	(5,086)	(7,132)	813	(1,802)	(593)	(13,800)
Buildings, facilities and improvements	9.45%	(3,263,801)	(688,767)	122,812	15,895	(37,364)	(3,851,225)
Machinery and equipment	6.64%	(3,950,250)	(487,956)	110,163	56,748	(32,712)	(4,304,007)
Furniture and fixtures	6.67%	(71,779)	(11,704)	6,931	(801)	(2,571)	(79,924)
Vehicles	25.87%	(64,592)	(72,562)	41,236	2,389	(14,676)	(108,205)
		(7,355,508)	(1,268,121)	281,955	72,429	(87,916)	(8,357,161)
		12,276,889	1,212	(109,781)	(141,944)	189,204	12,215,580

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	64

The amount of capitalized borrowing costs during the year ended December 31, 2021 was of R$56,337 in the parent company and R$57,001 in the consolidated (R$21,676 in the parent company and in the consolidated during the year ended December 31, 2020).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 7.71% p.a. in the parent company and 7.77% p.a. in the consolidated (6.26% p.a. in the parent company and in the consolidated for the year ended December 31, 2020).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	12.31.21	12.31.20	12.31.21	12.31.20
Land	Financial/Tax	150,420	223,918	150,420	223,918
Buildings, facilities and improvements	Financial/Tax	1,207,344	1,491,531	1,209,662	1,491,531
Machinery and equipment	Financial/Labor/Tax/Civil	1,280,116	1,470,295	1,284,033	1,470,295
Furniture and fixtures	Financial/Tax	14,960	15,700	14,960	15,700
Vehicles	Financial/Tax	276	294	276	294
		2,653,116	3,201,738	2,659,351	3,201,738

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.20	Additions	Disposals	Transfers	12.31.21
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		71,764	1,369	(3,183)	-	69,950
Outgrowers relationship		5,328	197	(785)	-	4,740
Patents		6,205	-	(3,720)	-	2,485
Software		613,041	5,214	(64,038)	171,804	726,021
Intangible in progress		45,918	168,191	-	(143,037)	71,072
		3,678,796	174,971	(71,726)	28,767	3,810,808

Amortization
Non-compete agreement	66.31%	(69,089)	(2,680)	3,182	-	(68,587)
Outgrowers relationship	22.16%	(4,695)	(505)	775	-	(4,425)
Patents	10.00%	(5,997)	(24)	3,720	-	(2,301)
Software	39.31%	(412,539)	(176,542)	63,917	5	(525,159)
		(492,320)	(179,751)	71,594	5	(600,472)
		3,186,476	(4,780)	(132)	28,772	3,210,336

(1)	Weighted average annual rate.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	65

		Parent company
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	12.31.20
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		71,729	414	(379)	-	71,764
Outgrowers relationship		14,604	-	(9,276)	-	5,328
Patents		6,205	-	-	-	6,205
Software		491,682	72,783	(46,059)	94,635	613,041
Intangible in progress		11,450	94,733	-	(60,265)	45,918
		3,532,210	167,930	(55,714)	34,370	3,678,796

Amortization
Non-compete agreement	36.27%	(57,690)	(11,779)	380	-	(69,089)
Outgrowers relationship	12.75%	(12,744)	(1,030)	9,079	-	(4,695)
Patents	10.00%	(5,524)	(473)	-	-	(5,997)
Software	34.59%	(316,720)	(148,317)	43,956	8,542	(412,539)
		(392,678)	(161,599)	53,415	8,542	(492,320)
		3,139,532	6,331	(2,299)	42,912	3,186,476

(1)	Weighted average annual rate.

		Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Business combination (note 1.2)	Transfers	Exchange rate variation	12.31.21
Cost
Goodwill		2,935,577	-	(6,145)	468,604	-	27,147	3,425,183
Trademarks		1,327,738	-	-	474,874	-	(69,277)	1,733,335
Non-compete agreement		107,162	1,369	(3,182)	2,246	-	2,613	110,208
Outgrowers relationship		5,328	197	(785)	-	-	-	4,740
Patents		6,205	-	(3,723)	-	1,038	(2)	3,518
Customer relationship		1,067,713	-	-	124,569	-	(72,748)	1,119,534
Software		657,255	5,220	(64,045)	1,828	172,107	(1,966)	770,399
Intangible in progress		46,054	178,059	-	-	(125,275)	(122)	98,716
		6,153,032	184,845	(77,880)	1,072,121	47,870	(114,355)	7,265,633

Amortization
Non-compete agreement	49.02%	(97,408)	(10,086)	3,182	-	-	(2,437)	(106,749)
Outgrowers relationship	22.16%	(4,695)	(505)	775	-	-	-	(4,425)
Patents	10.00%	(5,999)	(42)	3,723	-	(614)	4	(2,928)
Customer relationship	7.91%	(375,131)	(84,010)	-	-	-	21,367	(437,774)
Software	39.50%	(449,697)	(180,026)	63,920	-	3,639	(1,779)	(563,943)
		(932,930)	(274,669)	71,600	-	3,025	17,155	(1,115,819)
		5,220,102	(89,824)	(6,280)	1,072,121	50,895	(97,200)	6,149,814

(1)	Weighted average annual rate.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	66

		Consolidated
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	12.31.20
Cost
Goodwill		2,713,602	-	-	(6,970)	228,945	2,935,577
Trademarks		1,322,262	-	-	-	5,476	1,327,738
Non-compete agreement		99,229	413	(379)	-	7,899	107,162
Outgrowers relationship		14,604	-	(9,276)	-	-	5,328
Patents		6,305	-	(115)	-	15	6,205
Customer relationship		892,758	-	-	-	174,955	1,067,713
Software		523,615	73,423	(45,851)	97,117	8,951	657,255
Intangible in progress		12,151	95,111	-	(61,434)	226	46,054
		5,584,526	168,947	(55,621)	28,713	426,467	6,153,032

Amortization
Non-compete agreement	23.41%	(74,190)	(18,784)	379	-	(4,813)	(97,408)
Outgrowers relationship	12.75%	(12,744)	(1,030)	9,079	-	-	(4,695)
Patents	10.00%	(5,626)	(476)	115	-	(12)	(5,999)
Customer relationship	7.35%	(242,263)	(79,969)	-	-	(52,899)	(375,131)
Software	34.22%	(341,624)	(153,288)	43,718	9,562	(8,065)	(449,697)
		(676,447)	(253,547)	53,291	9,562	(65,789)	(932,930)
		4,908,079	(84,600)	(2,330)	38,275	360,678	5,220,102

(1)	Weighted average annual rate.

14.1.         Impairment test

The impairment test of assets is carried out annually based on the discounted cash flow method, which is prepared in order to determine the value in use of the Company’s cash-generating units (“CGU”). In 2021, the Company used its budget, strategic and financial planning with projections until 2026 and average perpetuity of the cash generating units of 3.10% p.a., based on the history of recent years, as well as in the economic and financial projections of each market in which the Company operates, in addition to official information from independent and governmental institutions.

The discount rate used by Management to prepare discounted cash flows varied from 9.14% p.a. to 11.60% p.a. according to the CGU. The assumptions presented in the table below were also adopted:

	2022	2023	2024	2025	2026
Inflation Brazil	4.13%	3.12%	3.12%	2.99%	3.06%
Inflation - United States	2.40%	2.17%	2.01%	2.01%	2.05%
Exchange rate - BRL / USD	5.45	5.45	5.45	5.45	5.45

The rates presented above don’t consider the effects of income taxes.

Based on Management’s analysis, no impairment adjustments were identified.

In addition to the analysis mentioned above, Management prepared a deterministic sensitivity analysis considering the variations in the Earnings Before Interest and Tax (“EBIT”) margin and in the nominal discount rate as shown below:

		Variations
Apreciation (devaluation)	1.0%	0.0%	(1.0%)
BRAZIL CGU
Discount rate	12.60%	11.60%	10.60%
Ebit Margin	7.85%	6.85%	5.85%

INTERNATIONAL CGU´s
Discount rate	10.62%	9.62%	8.62%
Ebit Margin	8.40%	7.40%	6.40%

The Company, in its sensitivity analysis, did not identify any scenarios in which an impairment was necessary.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	67

15.	LOANS AND BORROWINGS

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.21
Local currency
Working capital	Fixed	5.14% (3.25% on 12.31.20)	0.6	368,681	400,000	(387,154)	(11,909)	13,724	-	383,342
Certificate of agribusiness receivables (3)	IPCA	16.57% (10.21% on 12.31.20)	2.0	821,093	-	-	95	146,760	-	967,948
Export credit facility (4)	Fixed / CDI / FX USD	10.99% (3.69% on 12.31.20)	4.2	2,408,697	937,250	-	(117,679)	121,936	150,671	3,500,875
Debentures	CDI / IPCA	15.54% (8.28% on 12.31.20)	7.3	3,022,005	965,549	-	(188,668)	411,129	-	4,210,015

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	82,064	(123,236)	(797)	754	-	3,601

				6,665,292	2,384,863	(510,390)	(318,958)	694,303	150,671	9,065,781

Foreign currency
Bonds	Fixed / FX USD and EUR	4.92% (4.91% on 12.31.20)	13.0	12,252,326	-	(314,806)	(729,170)	763,826	792,111	12,764,287
Export credit facility	Fixed / LIBOR /FX USD	3.06% (3.13% on 12.31.20)	4.2	392,636	-	(135,668)	(10,874)	9,818	25,200	281,112
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	-	249,000	(249,000)	(1,242)	1,242	-	-
				12,644,962	249,000	(699,474)	(741,286)	774,886	817,311	13,045,399
				19,310,254	2,633,863	(1,209,864)	(1,060,244)	1,469,189	967,982	22,111,180

Current				811,919						2,790,926
Non-current				18,498,335						19,320,254

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	On December 31, 2021, includes the amount of R$2,160,061 (R$2,408,697 on December 31, 2020) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

The maturity schedule of the loans and borrowings is presented on note 24.3.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	68

	Parent company
	Charges (p.a.)	Average rate	WAMT	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.20
Local currency
Working capital	Fixed / CDI	3.25% (6.07% on 12.31.19)	0.6	3,312,639	1,200,000	(3,947,237)	(340,227)	143,506	-	368,681
Certificate of agribusiness receivables	CDI / IPCA	10.21% (6.73% on 12.31.19)	3.0	1,597,447	-	(780,000)	(100,932)	104,578	-	821,093
Development bank credit lines	Fixed / Selic / TJLP	(5.09% on 12.31.19)	-	45,516	-	(45,470)	(427)	381	-	-
Export credit facility	Fixed / CDI / USD	3.69% (5.83% on 12.31.19)	6.8	1,612,365	1,490,809	(1,113,176)	(111,498)	152,968	377,229	2,408,697
Special program asset restructuring	IGPM	(12.22% on 12.31.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-
Debentures	CDI / IPCA	8.28% (7.40% on 12.31.19)	7.7	755,760	2,124,725	-	(38,339)	179,859	-	3,022,005

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	73,671	(34,609)	(667)	701	-	44,816

				7,613,755	4,889,205	(6,208,113)	(597,232)	590,448	377,229	6,665,292

Foreign currency
Bonds	Fixed / USD / EUR	4.91% (4.36% on 12.31.19)	13.8	8,407,975	4,282,961	(3,006,334)	(642,851)	777,917	2,432,658	12,252,326
Export credit facility	Fixed / LIBOR / USD	3.13% (5.77% on 12.31.19)	2.2	407,274	-	(118,113)	(20,685)	17,627	106,533	392,636
Advances for foreign exchange rate contracts	Fixed / USD	-	-	-	529,211	(529,210)	-	-	(1)	-
				8,815,249	4,812,172	(3,653,657)	(663,536)	795,544	2,539,190	12,644,962
				16,429,004	9,701,377	(9,861,770)	(1,260,768)	1,385,992	2,916,419	19,310,254

Current				3,033,034						811,919
Non-current				13,395,970						18,498,335

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	69

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.20	Borrowing	Business combination (note 1.2)	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.21
Local currency
Working capital	Fixed / CDI	5.24% (3.25% on 12.31.20)	0.7	368,681	400,000	25,950	(389,734)	(11,910)	13,975	-	406,962
Certificate of agribusiness receivables (3)	IPCA	16.57% (10.21% on 12.31.20)	2.0	821,093	-	-	-	95	146,760	-	967,948
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	3.12%	3.7	-	-	9,006	(1,351)	(87)	111	-	7,679
Debentures	CDI / IPCA	15.54% (8.28% on 12.31.20)	7.3	3,022,005	965,549	-	-	(188,668)	411,129	-	4,210,015
Export credit facility (4)	Fixed / CDI / FX USD	10.87% (3.69% on 12.31.20)	4.2	2,408,697	937,250	20,456	(5,632)	(117,679)	122,510	150,671	3,516,273

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.20)	-	44,816	82,064	-	(123,236)	(797)	754	-	3,601
				6,665,292	2,384,863	55,412	(519,953)	(319,046)	695,239	150,671	9,112,478

Foreign currency
Bonds	Fixed / FX USD and EUR	4.82% (4.81% on 12.31.20)	11.6	14,829,993	-	-	(314,806)	(790,836)	888,804	930,857	15,544,012
Export credit facility	Fixed / LIBOR / FX USD	3.43% (3.13% on 12.31.20)	1.3	392,636	-	30,476	(138,870)	(10,867)	10,466	27,544	311,385
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	-	249,000	2,672	(249,000)	(1,182)	1,363	250	3,103
Working capital	Fixed / FX TRY and USD	13.35% (10.98% on 12.31.20)	1.5	516,505	356,919	29,555	(172,718)	(71,436)	85,339	(259,112)	485,052

				15,739,134	605,919	62,703	(875,394)	(874,321)	985,972	699,539	16,343,552
				22,404,426	2,990,782	118,115	(1,395,347)	(1,193,367)	1,681,211	850,210	25,456,030

Current				1,059,984							3,203,068
Non-current				21,344,442							22,252,962

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	On December 31, 2021, includes the amount of R$2,160,061 (R$2,408,697 on December 31, 2020) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	70

	Consolidated
	Charges (p.a.)	Average rate	WAMT	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.20
Local currency
Working capital	Fixed / CDI	3.25% (6.07% on 12.31.19)	0.6	3,312,639	1,200,000	(3,947,237)	(340,227)	143,506	-	368,681
Certificate of agribusiness receivables	CDI / IPCA	10.21% (6.73% on 12.31.19)	3.0	1,597,447	-	(780,000)	(100,932)	104,578	-	821,093
Development bank credit lines	Fixed / Selic / TJLP	(5.09% on 12.31.19)	-	45,516	-	(45,470)	(427)	381	-	-
Debentures	CDI / IPCA	8.28% (7.40% on 12.31.19)	7.7	755,760	2,124,725	-	(38,339)	179,859	-	3,022,005
Export credit facility	Fixed / CDI / USD	3.69% (5.83% on 12.31.19)	6.8	1,612,365	1,490,809	(1,113,176)	(111,498)	152,968	377,229	2,408,697
Special program asset restructuring	IGPM	(12.22% on 12.31.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	73,671	(34,609)	(667)	701	-	44,816
				7,613,755	4,889,205	(6,208,113)	(597,232)	590,448	377,229	6,665,292

Foreign currency
Bonds	Fixed / USD / EUR	4.81% (4.36% on 12.31.19)	12.4	10,407,484	4,282,961	(3,010,421)	(760,879)	881,137	3,029,711	14,829,993
Export credit facility	Fixed / LIBOR / USD	3.13% (5.77% on 12.31.19)	2.2	407,275	-	(118,113)	(20,686)	17,627	106,533	392,636
Advances for foreign exchange rate contracts	Fixed / USD	-	-	-	529,211	(529,210)	-	-	(1)	-
Working capital	Fixed / TRY	10.98% (16.56% on 12.31.19)	1.2	191,765	718,956	(381,502)	(42,742)	46,704	(16,676)	516,505

				11,006,524	5,531,128	(4,039,246)	(824,307)	945,468	3,119,567	15,739,134
				18,620,279	10,420,333	(10,247,359)	(1,421,539)	1,535,916	3,496,796	22,404,426

Current				3,132,029						1,059,984
Non-current				15,488,250						21,344,442

On December 31, 2021 and on December 31, 2020 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

The maturity schedule of the loans and borrowings is presented on note 24.3.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	71

15.1.         Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of December 31, 2021, the credit facilities were available, but unused.

15.2.         Issuance of debentures

On June 02, 2021, 1,000,000 (one million) Debentures were subscribed with a notional value of R$ 1,000.00 (one thousand Brazilian Reais), in a total amount of R$1,000,000, in a single series. The Debentures are simple, not convertible into shares, unsecured and for private placement. The Debentures were privately placed with VERT Companhia Securitizadora, to back its sixtieth issuance of Agribusiness Receivables Certificates which were object of public distribution with restricted placement efforts.

Parent company and Consolidated
12.31.21
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value
Debenture - 3rd Issue	1st Series	06.02.21	05.14.31	IPCA + 4.78% p.a.	1,000,000	1,034,706

The issuance costs of R$34,258 are recognized on the statement of income over the term of the debt according to the effective interest rate method.

15.3.	Senior Notes repurchase offer

During June 2021, the Company made an offer to repurchase its 4.875% Senior Notes due on 2030, in which it repurchased the principal amount equivalent to R$297,141 (USD59,402). The Company paid the amount of R$317,532 for the repurchase of these liabilities, amount that includes principal, interest and premium. The Company incurred in financial expenses in the amount of R$14,114 with the premium paid, R$2,491 with taxes and R$3,089 with the write-off of the costs of issuance. The principal outstanding after the repurchase is equivalent to R$3,454,509 (USD690,598).

15.4.         Guarantees

	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Total loans and borrowings	22,111,180	19,310,254	25,456,030	22,404,426
Mortgage guarantees	3,601	44,816	20,343	44,816
Related to FINAME	-	-	16,742	-
Related to tax incentives and other	3,601	44,816	3,601	44,816

On December 31, 2021, the amount of bank guarantees contracted by the Company was of R$478,468 (R$590,933 as of December 31, 2020) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.93% p.a. (1.95% p.a. as of December 31, 2020).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	72

16.	TRADE ACCOUNTS PAYABLE
	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Trade accounts payable
Domestic market
Third parties	9,687,524	7,596,325	9,812,778	7,611,170
Related parties	26,106	13,100	-	-
Foreign market
Third parties	850,441	648,960	2,019,824	1,487,206
	10,564,071	8,258,385	11,832,602	9,098,376

(-) Adjustment to present value	(114,599)	(88,373)	(117,978)	(88,389)
	10,449,472	8,170,012	11,714,624	9,009,987

Current	10,440,754	8,156,231	11,701,996	8,996,206
Non-current	8,718	13,781	12,628	13,781

Within the trade accounts payable balance as of December 31, 2021, R$3,754,104 in the parent company and R$3,905,827 in the consolidated (R$2,510,757 in the parent company and R$2,576,071 in the consolidated as of December 31, 2020) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

17.	SUPPLY CHAIN FINANCE

Parent company and Consolidated
	12.31.21	12.31.20
Supply chain finance
Domestic market	1,971,441	1,309,167
Foreign market	293,732	165,060
	2,265,173	1,474,227

(-) Adjustment to present value	(27,198)	(21,590)
	2,237,975	1,452,637

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are the ones in which there were changes in the payment terms and prices negotiated with the suppliers.

On December 31, 2021, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.67% and 1.02% p.m. (0.38% to 0.47% p.m. on December 31, 2020).

On December 31, 2021, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.19% and 0.39% p.m. (0.18% to 0.40% p.m. on December 31, 2020).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	73

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.         Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.20	Additions	Disposals	12.31.21
Cost
Land		45,592	3,429	(1,507)	47,514
Buildings		2,642,544	353,028	(82,928)	2,912,644
Machinery and equipment		112,195	98,353	(98,569)	111,979
Vehicles		201,924	2,210	(7,885)	196,249
Software		74,582	5,214	(64)	79,732
		3,076,837	462,234	(190,953)	3,348,118

Depreciation
Land	15.66%	(12,376)	(8,170)	588	(19,958)
Buildings	26.48%	(848,016)	(389,368)	53,555	(1,183,829)
Machinery and equipment	67.61%	(107,089)	(63,605)	98,359	(72,335)
Vehicles	28.68%	(57,575)	(55,626)	6,796	(106,405)
Software	42.19%	(33,048)	(28,209)	64	(61,193)
		(1,058,104)	(544,978)	159,362	(1,443,720)
		2,018,733	(82,744)	(31,591)	1,904,398

(1)	Weighted average annual rate.
	Parent company
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	12.31.20
Cost
Land		20,499	4,732	(390)	20,751	45,592
Buildings		2,446,641	226,398	(28,008)	(2,487)	2,642,544
Machinery and equipment		114,571	5,518	(7,894)	-	112,195
Vehicles		112,917	97,535	(8,528)	-	201,924
Software		55,705	72,766	(35,625)	(18,264)	74,582
		2,750,333	406,949	(80,445)	-	3,076,837

Depreciation
Land	15.97%	(4,258)	(6,560)	241	(1,799)	(12,376)
Buildings	28.28%	(459,122)	(408,625)	26,496	(6,765)	(848,016)
Machinery and equipment	42.53%	(96,684)	(17,634)	7,229	-	(107,089)
Vehicles	27.62%	(18,550)	(40,431)	1,406	-	(57,575)
Software	45.21%	(44,815)	(32,422)	35,625	8,564	(33,048)
		(623,429)	(505,672)	70,997	-	(1,058,104)
		2,126,904	(98,723)	(9,448)	-	2,018,733
(1)	Weighted average annual rate.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	74

	Consolidated
	Average rate (1)	12.31.20	Additions	Disposals	Transfers	Business combination (note 1.2)	Exchange rate variation	12.31.21
Cost
Land		48,661	3,761	(2,503)	90,549	-	4,926	145,394
Buildings		2,861,916	532,728	(88,723)	(90,549)	6,252	2,001	3,223,625
Machinery and equipment		112,593	98,353	(98,918)	596	4,527	261	117,412
Vehicles		344,918	46,707	(29,186)	(596)	851	7,285	369,979
Software		74,582	5,213	(64)	-	-	-	79,731
		3,442,670	686,762	(219,394)	-	11,630	14,473	3,936,141

Depreciation
Land	9.03%	(13,526)	(12,030)	1,533	(11,954)	-	(462)	(36,439)
Buildings	21.29%	(914,816)	(535,838)	59,332	11,954	-	(4,600)	(1,383,968)
Machinery and equipment	57.13%	(107,316)	(64,228)	98,673	(338)	-	(176)	(73,385)
Vehicles	28.83%	(101,495)	(102,320)	17,699	338	-	(4,039)	(189,817)
Software	42.22%	(33,048)	(28,209)	64	-	-	-	(61,193)
		(1,170,201)	(742,625)	177,301	-	-	(9,277)	(1,744,802)
		2,272,469	(55,863)	(42,093)	-	11,630	5,196	2,191,339

(1)	Weighted average annual rate.
	Consolidated
	Average rate (1)	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	12.31.20
Cost
Land		22,790	5,900	(961)	20,751	181	48,661
Buildings		2,615,883	287,451	(86,557)	(2,487)	47,626	2,861,916
Machinery and equipment		115,173	5,518	(8,289)	-	191	112,593
Vehicles		207,443	165,699	(54,260)	-	26,036	344,918
Software		55,705	72,766	(35,625)	(18,264)	-	74,582
		3,016,994	537,334	(185,692)	-	74,034	3,442,670

Depreciation
Land	16.32%	(5,086)	(6,861)	813	(1,799)	(593)	(13,526)
Buildings	29.11%	(512,836)	(464,159)	85,042	(6,765)	(16,098)	(914,816)
Machinery and equipment	42.48%	(96,958)	(17,865)	7,610	-	(103)	(107,316)
Vehicles	26.39%	(57,357)	(71,768)	41,024	-	(13,394)	(101,495)
Software	45.21%	(44,815)	(32,422)	35,625	8,564	-	(33,048)
		(717,052)	(593,075)	170,114	-	(30,188)	(1,170,201)
		2,299,942	(55,741)	(15,578)	-	43,846	2,272,469

(1)	Weighted average annual rate.

18.2.	Lease liabilities
	Parent company
	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	12.31.21
Land	6.8	35,934	3,429	(5,562)	(4,576)	4,576	(1,108)	32,693
Buildings	6.8	2,033,405	353,028	(382,725)	(96,387)	162,359	(92,397)	1,977,283
Machinery and equipment	1.5	3,591	98,353	(61,723)	(3,615)	3,615	(1)	40,220
Vehicles	2.3	152,554	2,210	(55,118)	(10,861)	10,861	(1,186)	98,460
Software	1.5	43,210	5,214	(28,757)	(2,306)	2,306	-	19,667

		2,268,694	462,234	(533,885)	(117,745)	183,717	(94,692)	2,168,323

Current		302,946						364,470
Non-current		1,965,748						1,803,853

(1)	Weighted average maturity in years.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	75

	Parent company
	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	12.31.20
Land	6.6	18,707	4,732	(5,279)	(4,165)	4,166	(1,729)	19,502	35,934
Buildings	7.6	2,106,997	249,152	(374,390)	(87,864)	159,200	(761)	(18,929)	2,033,405
Machinery and equipment	2.0	25,349	5,518	(26,544)	(13,268)	13,268	(740)	8	3,591
Vehicles	2.8	100,362	97,535	(37,078)	(10,614)	10,614	(7,684)	(581)	152,554
Software	1.6	1,137	72,767	(30,693)	(3,967)	3,966	-	-	43,210

		2,252,552	429,704	(473,984)	(119,878)	191,214	(10,914)	-	2,268,694

Current		313,058							302,946
Non-current		1,939,494							1,965,748

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.20	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Business combination (note 1.2)	Exchange rate variation	12.31.21
Land	4.6	37,868	3,761	(6,890)	(9,063)	9,063	(1,160)	82,851	-	9,863	126,293
Buildings	1.9	2,195,407	532,728	(507,479)	(120,193)	186,165	(92,461)	(82,851)	8,805	(24,746)	2,095,375
Machinery and equipment	0.9	3,773	98,353	(62,357)	(3,764)	3,764	(35)	-	4,998	486	45,218
Vehicles	1.8	256,423	46,707	(99,944)	(17,577)	17,577	(1,680)	-	940	(9,752)	192,694
Software	1.5	43,210	5,213	(28,757)	(2,306)	2,306	-	-	-	-	19,666
		2,536,681	686,762	(705,427)	(152,903)	218,875	(95,336)	-	14,743	(24,149)	2,479,246

Current		383,162									471,956
Non-current		2,153,519									2,007,290

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Exchange rate variation	12.31.20
Land	4.7	20,355	5,900	(5,819)	(4,716)	4,716	(1,729)	18,811	350	37,868
Buildings	3.4	2,227,026	310,204	(425,594)	(99,426)	170,763	(762)	(18,238)	31,434	2,195,407
Machinery and equipment	1.8	25,687	5,518	(26,776)	(13,285)	13,285	(755)	8	91	3,773
Vehicles	2.2	156,975	165,699	(64,674)	(15,231)	15,231	(14,155)	(581)	13,159	256,423
Software	1.6	1,137	72,767	(30,693)	(3,967)	3,966	-	-	-	43,210
		2,431,180	560,088	(553,556)	(136,625)	207,961	(17,401)	-	45,034	2,536,681

Current		376,628								383,162
Non-current		2,054,552								2,153,519

(1)	Weighted average maturity in years.

18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	12.31.21	12.31.21
Current	364,470	471,956
Non-current	1,803,853	2,007,290
2023	392,512	479,323
2024	322,034	347,096
2025	248,049	262,399
2026	180,494	186,268
2027 onwards	660,764	732,204
	2,168,323	2,479,246

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	76

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	12.31.21		12.31.20
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	5.34%	0.86%	5.69%	1.05%
2 years	5.24%	1.02%	5.96%	2.61%
3 years	6.83%	2.60%	6.80%	2.53%
4 years	8.49%	4.41%	8.50%	4.56%
5 years	9.69%	4.85%	8.98%	4.40%
6 years	10.61%	5.15%	-	-
7 years	11.18%	10.56%	-	-
8 years	-	-	10.47%	5.71%
9 years	-	-	10.75%	5.97%
10 years	-	-	11.39%	6.64%
12 years	9.85%	5.55%	-	-
13 years	-	-	11.68%	7.38%
14 years	-	-	11.84%	7.13%
16 years	12.44%	6.70%	-	-
17 years	13.12%	6.77%	-	-
18 years	13.01%	6.70%	-	-
20 years	12.95%	7.07%	13.26%	9.00%

The nominal rates presented above as of December 31, 2021 refer to the incremental borrowing rates used in contracts recognized during the year ended December 31, 2021 and the rates as of December 31, 2020 refer to the rates used in contracts recognized during the year ended December 31, 2020.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

Parent Company			Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Variable payments not included in the lease liabilities	63,648	48,424	282,732	300,949
Expenses related to short-term leases	57,793	51,349	171,733	162,313
Expenses related to low-value assets	4,585	2,946	4,681	3,531
	126,026	102,719	459,146	466,793

19.	SHARE-BASED PAYMENT

The Company grants to its eligible employees, stock options and restricted stocks, ruled by plans approved at the General Shareholder’s Meeting, with the purpose of: (i) stimulating the expansion, success and achievement of the Company’s social objectives; (ii) aligning the interests of the Company’s shareholders with those of the eligible employees; and (iii) enabling the Company and its subsidiaries to attract and retain the employees. The limit of grants is 2.5% of the common, registered, book-entry shares with no par value, representative of the Company’s total capital stock.

Annually, or whenever it deems appropriate, the Board of Directors approves the grant of restricted stocks, electing the beneficiaries in favor of which the Company will transfer the restricted stocks, establishing the terms, quantities and conditions of acquisition of rights related to restricted stocks.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	77

The vesting is conditional to the: (i) continuity of the employment relationship with the Company for three years after the grant date; (ii) achievement of a minimum shareholder return defined by the Board of Directors in the granting agreements and measured at the end of the vesting period; or (iii) any other conditions determined by the Board of Directors in each grant.

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

06.01.19	06.01.22	674,296	189,512	30.61
07.01.19	07.01.22	1,141,353	320,317	30.61
09.16.19	10.01.22	68,605	22,867	30.61
06.01.20	06.01.23	3,571,736	2,180,854	21.28
07.01.21	07.01.24	2,883,737	2,681,969	28.58
		8,339,727	5,395,519

(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the year ended December 31, 2021, is presented as follows:

Consolidated

Outstanding options/stocks as of December 31, 2020 (1)	7,873,348
Granted
Restricted stocks - July 2021	2,883,737
Exercised / Delivered:
Restricted stocks – grant of June, 2020	(457,939)
Restricted stocks – grant of September, 2019	(18,237)
Restricted stocks – grant of July, 2019	(113,957)
Restricted stocks – grant of June, 2019	(114,271)
Restricted stocks – grant of October, 2018	(240,426)
Forfeiture (2) :
Restricted stocks – grant of July, 2021	(201,769)
Restricted stocks – grant of June, 2020	(820,853)
Restricted stocks – grant of September, 2019	(4,632)
Restricted stocks - grant of July, 2019	(222,964)
Restricted stocks – grant of June, 2019	(110,494)
Restricted stocks - grant of October, 2018	(635,694)
Expired:
Stock options - grant of May, 2016	(1,145,330)
Stock options - grant of April, 2016	(1,275,000)
Outstanding options/stocks as of December 31, 2021	5,395,519

(1)	Includes stock options outstanding on December 31, 2020.
(2)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$205,949 (R$223,191 as of December 31, 2020) and in the amount of R$11,816 under non-current liabilities (R$21,521 as of December 31, 2020). In the statement of income for the year ended December 31, 2021 the amount recognized as expense was R$30,194 in the parent company and R$41,684 in the consolidated (R$45,219 for the year ended December 31, 2020 in the parent company and in the consolidated).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	78

20.	EMPLOYEES BENEFITS PLANS
20.1.	Supplementary pension plans

The Company is the sponsor of the following pension plans for its employees and executives: i) Plan II –Variable Contribution with Defined Benefit option – closed for admissions; ii) Plan III – Defined Contribution –open for admissions; and iii) FAF Plan – Defined Benefit - closed for admissions.

These plans are managed by BRF Previdência, a closed supplementary pension entity, of non-economic and non-profit nature, and through its Deliberative Board, is responsible for defining pension objectives and policies, as well as establishing fundamental guidelines aa well as organization, operation and management rules. The Deliberative Board is composed of representatives from the sponsor and participants, in the proportion of 2/3 and 1/3 respectively.

20.1.1.	Defined benefit plans

The Plan II is a variable contribution plan structured as defined contribution during the accumulation of mathematic provisions and at the benefit grant date the beneficiary may choose to convert the accumulated balance in a lifetime monthly income (defined benefit). The main related actuarial risks are (i) survival rates above the mortality tables and (ii) actual return on equity below the actual discount rate.

The FAF (Fundação Attílio Francisco Xavier Fontana) Plan aims to complement the benefit paid by the Brazilian Social Security (“INSS – Instituto Nacional de Seguridade Social”). The benefit is calculated based on the income of the participant and the amounts vary according to the type of the retirement, the length of the service and other criteria defined by the plan. The main actuarial risks related are: (i) survival rates above the mortality tables, (ii) turnover lower than expected, (iii) salary growth higher than expected, (iv) actual return on equity below the actual discount rate, (v) changes to the rules of social security, and (vi) actual family composition of the retired employee or executive different than the established assumption.

The actuarial calculations of the plans managed by BRF Previdência are prepared annually by independent specialists and reviewed by Management, according to the rules in force.

In the case of a deficit in the plans results, the sponsor, the participants and the beneficiaries, must support the plan according to the proportion of their contributions.

The economic benefit presented as an asset considers only the portion of the surplus that is actually recoverable. The recovery of the surplus on the plans is through reductions in future contributions.

20.1.2.	Defined contribution plan

The Plan III is a defined contribution plan, in which the contributions are known and the benefit depends directly on the contributions made by participants and sponsors, on the contribution time and on the returns obtained through the investment of the contributions. The contributions made by the Company in the year ended December 31, 2021 amounted R$24,258 (R$21,706 for the year ended December 31, 2020). On December 31, 2021, the plan had 40,553 participants (39,064 participants as of December 31, 2020).

When the participants of the plans II and III terminate the employment relationship with the sponsor, the unused balance of the contributions made by the sponsor forms a surplus fund that may be used to compensate future contributions of the sponsor.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	79

20.1.3.	Rollforward of defined benefit and variable contribution

The assets and actuarial liabilities, as well as the movement of the related rights and obligations are presented below:

	Consolidated
	FAF		Plan II
	12.31.21	12.31.20	12.31.21	12.31.20
Composition of actuarial assets and liabilities
Present value of actuarial liabilities	3,340,497	3,377,234	23,981	23,256
Fair value of assets	(3,547,727)	(3,553,215)	(22,298)	(24,170)
(Surplus) Deficit	(207,230)	(175,981)	1,683	(914)
Irrecoverable surplus - (asset ceiling)	207,230	175,981	-	167
Net actuarial (assets) liabilities	-	-	1,683	(747)

Rollforward of irrecoverable surplus
Beginning balance of irrecoverable surplus	175,981	359,672	167	6,777
Interest on irrecoverable surplus	13,181	26,184	12	476
Changes in irrecoverable surplus during the year	18,068	(209,875)	(179)	(7,086)
Ending balance of irrecoverable surplus	207,230	175,981	-	167

Rollforward of present value of actuarial liabilities
Beginning balance of the present value of liabilities	3,377,234	3,412,120	23,256	19,550
Interest on actuarial obligations	246,073	242,746	1,627	1,324
Current service cost	26,741	42,106	-	-
Past service cost - plan changes	-	(4,223)	-	-
Benefit paid	(169,962)	(154,096)	(1,712)	(1,612)
Actuarial losses - experience	325,778	148,984	4,278	5,273
Actuarial losses - hypothesis	(465,367)	(310,403)	(3,468)	(1,279)
Ending balance of actuarial liabilities	3,340,497	3,377,234	23,981	23,256

Rollforward of the fair value of the assets
Beginning balance of the fair value of plan assets	(3,553,215)	(3,771,792)	(24,170)	(29,580)
Interest income on assets plan	(259,254)	(268,930)	(1,694)	(2,028)
Benefit paid	169,962	154,096	1,712	1,612
Return on assets higher (lower) than projection	94,780	333,411	1,854	5,826
Ending Balance of the fair value of the assets	(3,547,727)	(3,553,215)	(22,298)	(24,170)

Rollforward of comprehensive income
Beginning balance	37,883	28,172	(2,734)	1,213
Reversion to accumulated losses	(37,883)	(28,172)	2,734	(1,213)
Actuarial gains (losses)	139,589	161,419	(810)	(3,994)
Return on assets higher (lower) than projection	(94,780)	(333,411)	(1,854)	(5,826)
Changes on irrecoverable surplus	(18,068)	209,875	179	7,086
Ending balance of comprehensive income	26,741	37,883	(2,485)	(2,734)

Costs recognized in statement of income
Current service costs	(26,741)	(42,106)	-	-
Interest on actuarial obligations	(246,073)	(242,746)	(1,627)	(1,324)
Projected return on assets	259,254	268,930	1,694	2,028
Interest on irrecoverable surplus	(13,181)	(26,184)	(12)	(476)
Past service cost - plan changes	-	4,223	-	-
Costs recognized in statement of income	(26,741)	(37,883)	55	228

Estimated costs for the next year
Costs of defined benefit	(23,190)	(26,741)	(146)	54
Estimated costs for the next year	(23,190)	(26,741)	(146)	54

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	80

20.1.4.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are presented below:

	Consolidated
	FAF		Plan II
	12.31.21	12.31.20	12.31.21	12.31.20
Actuarial assumptions
Economic hypothesis
Discount rate	8.76%	7.49%	8.68%	7.25%
Inflation rate	3.25%	3.25%	3.25%	3.25%
Wage growth rate	4.34%	3.49%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 smoothed by 10%	AT-2000 smoothed by 10%	AT-2000 smoothed by 10%	AT-2000 smoothed by 10%
Mortality schedule - Disabled	CSO-58	RRB-1983	CSO-58	RRB-1983
Demographic data
Number of active participants	6,054	6,495	-	-
Number of beneficiary participants assisted	7,565	7,206	52	51

20.1.5.	The composition of the investment portfolios

The composition of the investment portfolios is presented below:

	FAF				Plan II
	12.31.21		12.31.20		12.31.21		12.31.20
Composition of the fund's portfolio
Fixed income	2,308,861	65.1%	2,330,909	65.6%	19,386	86.9%	22,382	92.6%
Variable income	517,259	14.6%	579,174	16.3%	1,106	5.0%	870	3.6%
Real estate	334,905	9.4%	358,875	10.1%	20	0.1%	-	-
Structured investments	321,779	9.1%	262,938	7.4%	1,527	6.8%	918	3.8%
Foreign	45,411	1.3%	-	-	259	1.2%	-	-
Transactions with participants	19,512	0.5%	21,319	0.6%	-	-	-	-
	3,547,727	100.0%	3,553,215	100.0%	22,298	100.0%	24,170	100.0%
% of nominal return on assets	7.49%		7.49%		7.25%		7.25%

20.1.6.	Expected benefit payments and average term of payments

The following amounts represent the expected benefit payments for future periods and the average duration of the plan’s obligations:

	FAF	Plan II
2022	214,310	1,937
2023	218,072	1,923
2024	217,778	1,908
2025	217,939	1,889
2026	218,487	1,869
2027 to 2031	1,115,111	8,914
Weighted average duration - in years	11.93	9.69

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	81

20.1.7.	Sensitivity analysis of the defined benefit plan - FAF
	Assumptions utilized	Variation of (+1%)		Variation of (-1%)
Relevant assumptions		Average rate	Actuarial liabilities	Average rate	Actuarial liabilities
Benefit plan - FAF
Discount rate	8.76%	9.76%	2,996,161	7.76%	3,759,792
Wage growth rate	4.34%	5.34%	3,409,740	3.34%	3,282,485

20.2.	Employee benefits: description and characteristics of benefits and associated risks

	Parent company		Consolidated
	Liabilities		Liabilities
	12.31.21	12.31.20	12.31.21	12.31.20
Medical assistance	193,545	185,802	195,345	185,802
F.G.T.S. Penalty (1)	53,881	282,229	53,881	282,229
Award for length of service	98,474	108,908	98,474	108,908
Other	57,553	59,854	204,885	199,616
	403,453	636,793	552,585	776,555

Current	42,097	114,938	54,354	125,230
Non-current	361,356	521,855	498,231	651,325
(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company has the policy to offer the following post-employment and other employee benefits plans in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement:

20.2.1.	Medical plan

The Company offers a medical plan with fixed contribution to the retired employees according to the Law No. 9,656/98.

It is ensured to the retired employee that has contributed to the health plan during the employment relationship for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage existing when the employment contract was in force. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) medical costs growth higher than expected.

20.2.2.	F.G.T.S. penalty by dismissal on retirement

As settled by the Regional Labor Court (“TRT”) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees. However, when the employee is retired through INSS and is dismissed from the Company, the Company may, in certain cases, enter into a mutual agreement granting the payment of the benefit equivalent to the 20% penalty on the F.G.T.S. balance. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.3.	Award for length of service

The Company has the policy to reward active employees that attain at least 10 years of services rendered and subsequently every 5 years, with an additional remuneration. The main related actuarial risks rare (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	82

20.2.4.	Other parent company
i.	Retirement compensation

On retirement, employees with more than 8 years of services rendered to the Company are eligible for additional compensation. The main actuarial related risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

ii.	Life insurance

The Company offers life insurance benefits to the employees who, at the time of their termination, are retired and during the employment contract opted for the insurance, with the period of benefit varying from 2 to 3 years. The main related actuarial risks are (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.5.	Other - Consolidated

The Company has a liability recorded for defined benefit plans to certain subsidiaries located in Turkey, Saudi Arabia, Qatar and United Arab Emirates, related to end of service payments when certain conditions are met, which varies based on the labor laws for each country. The main related actuarial risks are: (i) survival rates above the mortality tables, (ii) turnover lower than expected and (iii) salary growth higher than expected.

20.2.6.	Rollforward of actuarial liabilities

The rollforward of actuarial liabilities related to other benefits, which was prepared based on actuarial report reviewed by the Management, are as follows:

	Consolidated
	Medical plan		F.G.T.S. penalty		Award for length of service		Other (1)
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Composition of actuarial liabilities
Present value of actuarial liabilities	195,345	185,802	53,881	282,229	98,474	108,908	203,202	199,616
Net actuarial liabilities	195,345	185,802	53,881	282,229	98,474	108,908	203,202	199,616

Rollforward of present value of actuarial liabilities
Beginning balance of present value of actuarial liabilities	185,802	187,274	282,229	247,485	108,908	103,284	199,616	151,431
Interest on actuarial liabilities	13,694	13,586	15,711	13,993	6,656	6,275	10,377	8,883
Current service costs	-	-	14,833	12,718	6,319	5,741	23,375	23,174
Past service costs (2)	40,800	-	(135,180)	-	-	-	15,847	-
Benefits paid directly by the Company	(9,008)	(7,122)	(6,173)	(4,225)	(15,163)	(13,887)	(19,739)	(18,902)
Business combination (note 1.2)	2,081	-	-	-	-	-	286	-
Actuarial (gains) losses - experience	(6,892)	1,167	991	14,725	10,853	10,759	9,289	10,548
Actuarial (gains) losses - demographic hypothesis	(6,403)	13,462	(91,531)	10,195	(7,125)	5,717	(13,165)	1,535
Actuarial losses - economic hypothesis	(24,729)	(22,565)	(26,999)	(12,662)	(11,974)	(8,981)	(11,396)	4,778
Actuarial (gains) losses - exchange variation	-	-	-	-	-	-	(11,288)	18,169
Ending balance of liabilities	195,345	185,802	53,881	282,229	98,474	108,908	203,202	199,616

Rollforward of the fair value of the assets
Benefits paid directly by the Company	9,008	7,122	6,173	4,225	15,163	13,887	19,739	18,902
Contributions of the sponsor	(9,008)	(7,122)	(6,173)	(4,225)	(15,163)	(13,887)	(19,739)	(18,902)
Ending Balance of the fair value of the assets	-	-	-	-	-	-	-	-

Rollforward of comprehensive income
Beginning balance	(72,744)	(80,680)	(110,903)	(98,645)	-	-	(102,324)	(87,709)
Actuarial gains (losses)	38,024	7,936	117,539	(12,258)	-	-	15,272	(16,861)
Exchange variation	-	-	-	-	-	-	3,002	2,246
Ending balance of comprehensive income	(34,720)	(72,744)	6,636	(110,903)	-	-	(84,050)	(102,324)

Costs recognized in statement of income
Interest on actuarial liabilities	(13,694)	(13,586)	(15,711)	(13,993)	(6,656)	(6,275)	(10,377)	(8,883)
Current service costs	-	-	(14,833)	(12,718)	(6,319)	(5,741)	(23,375)	(23,174)
Past service costs (2)	(40,800)	-	135,180	-	-	-	(15,847)	-
Immediate recognition of reduction	-	-	-	-	8,246	(7,495)	-	-
Cost recognized in statement of income	(54,494)	(13,586)	104,636	(26,711)	(4,729)	(19,511)	(49,599)	(32,057)

Estimated costs for the next year
Current service costs	(551)	-	(2,480)	(14,833)	(5,221)	(6,319)	(20,720)	(22,021)
Interest on actuarial liabilities	(16,805)	(13,975)	(4,071)	(15,711)	(7,997)	(6,656)	(12,646)	(11,217)
Estimated costs for the next year	(17,356)	(13,975)	(6,551)	(30,544)	(13,218)	(12,975)	(33,366)	(33,238)
(1)	Considers the sum of the retirement compensation, life insurance benefits and compensation for time of service granted in certain subsidiaries of Company.
(2)	Refers to addition of medical plan managed by BRF S.A. and change in the internal policy for FGTS penalty.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	83

20.2.7.	Actuarial assumptions and demographic data

The main actuarial assumptions and demographic data used in the actuarial calculations are summarized below:

	Consolidated
	Medical plan		F.G.T.S. penalty		Other (1)
Actuarial assumptions	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Economic hypothesis
Discount rate	8.75%	7.68%	8.62%	6.51%	7.11%	6.02%
Inflation rate	3.25%	3.25%	3.25%	3.25%	9.04%	6.39%
Medical inflation	6.35%	6.35%	N/A	N/A	N/A	N/A
Wage growth rate	N/A	N/A	3.25%	3.25%	9.04%	6.39%
F.G.T.S. balance growth	N/A	N/A	3.70%	3.80%	N/A	N/A
Demographic hypothesis
Mortality schedule	AT-2000 smoothed by 10%	AT-2000 smoothed by 10%	AT-2000 smoothed by 10%	AT-2000 smoothed by 10%
Disability entry schedule	N/A	N/A	RRB-44	RRB-44
Schedule of turnover - BRF's historical	2021	2020	2021	2020
Demoraphic data
Number of active participants	14,584	1,245	96,635	93,245
Number of assisted beneficiary participants	1,686	559	-	-

20.2.8.	Expected benefit payments and average duration of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical plan	F.G.T.S. penalty	Award for length of service	Other	Total

2022	6,792	13,304	11,395	21,316	52,807
2023	7,350	3,783	11,819	15,067	38,019
2024	8,030	4,512	14,239	15,445	42,226
2025	8,735	4,656	12,416	15,688	41,495
2026	9,512	5,559	11,720	16,876	43,667
2027 to 2031	60,942	32,114	53,740	110,413	257,209
Weighted average duration - in years	16.41	6.12	5.59	8.53	8.35

20.2.9.	Sensitivity analysis of post-employment plans

The Company prepared sensitivity analysis regarding the relevant assumptions of the plans as of December 31, 2021, as presented below:

	Assumptions utilized	(+) Variation		(-) Variation
Relevant assumptions		Average (%)	Actuarial liabilities	Average (%)	Actuarial liabilities
Medical plan
Discount rate	8.75%	9.75%	166,929	7.75%	227,381
Medical inflation	6.35%	7.35%	226,983	5.35%	167,828
F.G.T.S. penalty
Discount rate	8.62%	9.62%	57,124	8.62%	51,015
Wage growth rate	3.25%	4.25%	54,466	2.25%	53,345
Turnover	Historical	+3%	44,883	-3%	66,993

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	84

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of these financial statements, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

	Parent company
	Tax		Labor		Civil, commercial and other		Contingent liabilities (1)		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	427,166	583,316	631,025	600,510	342,707	306,476	297,097	300,561	1,697,995	1,790,863
Additions	174,491	103,773	299,531	434,264	59,968	52,858	-	-	533,990	590,895
Reversals	(100,438)	(246,499)	(186,330)	(249,666)	(70,194)	(34,556)	(199,238)	(3,464)	(556,200)	(534,185)
Payments	(165,578)	(70,699)	(282,956)	(298,599)	(70,304)	(29,889)	-	-	(518,838)	(399,187)
Interest	61,426	57,275	162,988	144,516	92,354	47,818	-	-	316,768	249,609
Ending balance	397,067	427,166	624,258	631,025	354,531	342,707	97,859	297,097	1,473,715	1,697,995

Current									956,193	860,889
Non-current									517,522	837,106

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.
	Consolidated
	Tax		Labor		Civil, commercial and other		Contingent liabilities (1)		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Beginning balance	427,302	583,464	634,706	603,074	343,530	307,177	297,182	300,654	1,702,720	1,794,369
Additions	174,491	103,773	301,192	435,723	60,561	52,961	-	-	536,244	592,457
Business combination (note 1.2)	2,848	-	1,969	-	2,217	-	33,891	-	40,925	-
Reversals	(100,438)	(246,499)	(187,520)	(250,029)	(71,275)	(34,556)	(199,311)	(3,464)	(558,544)	(534,548)
Payments	(165,578)	(70,699)	(282,956)	(298,599)	(70,304)	(29,889)	-	-	(518,838)	(399,187)
Interest	61,493	57,275	163,020	144,516	92,438	47,818	-	-	316,951	249,609
Exchange rate variation	(17)	(12)	(1,644)	21	(154)	19	(11)	(8)	(1,826)	20
Ending balance	400,101	427,302	628,767	634,706	357,013	343,530	131,751	297,182	1,517,632	1,702,720

Current									959,132	865,338
Non-current									558,500	837,382

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul (note 1.2.2) and Mogiana (note 1.2.3).

21.1.	Contingencies with probable losses
21.1.1.	Tax

The tax contingencies classified as probable losses relate to the following main legal proceedings:

ICMS: The Company is involved in administrative and judicial disputes related to the ICMS tax arising from credits on the acquisition of goods for consumption, presumed credit, tax substitution, isolated fines, tax rate differential on seasoned product and others, in the amount of R$71,928 (R$248,560 as of December 31, 2020).

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the use of certain tax credits arising from the acquisition of supplies to offset federal taxes payable, in the amount of R$141,729 (R$149,945 as of December 31, 2020).

Other tax contingencies: The Company has other provisions for tax claims related to the payment of social security contribution, INCRA, FUNRURAL, SESI/SENAI/SEBRAE, debts included in the government regularization program (REFIS) with deposits awaiting consolidation and conversion into payment, differences in supplementary fiscal obligations, disputes related to presumed IPI credit, import taxes, IOF, Finsocial and others, in the amount of R$186,444 (R$75,360 as of December 31, 2020).

21.1.2.	Labor

The Company is defendant in several labor claims either filed by individuals or by the Public Prosecutors Office, mainly related to overtime, thermal rest, unhealthy environment, occupational accidents, among others. None

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	85

of these claims is individually significant. The Company recorded a provision based on past history of payments, statistical models and on prognosis of loss.

21.1.3.	Civil, commercial and others

Civil, commercial and other contingencies are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and compliance with obligations to do or not to do. None of these claims is individually significant.

21.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On December 31, 2021, the total amount of contingencies classified as possible was R$14,518,170 (R$14,257,611 as of December 31, 2020), of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$131,751 (R$297,182 as of December 31, 2020). The remaining possible contingencies are presented below.

21.2.1.	Tax

The tax contingencies for which losses have been assessed as possible amounted to R$12,499,764 as of December 31, 2021 (R$12,536,528 as of December 31, 2020). The most relevant cases are set forth below:

PIS and COFINS: The Company is involved in administrative and judicial disputes related to the non-cumulative system due to divergence on the concept of input and the use in the productive process, the requirement of taxation of revenues related to presumed ICMS credits, disputes on the fiscal classification of seasoned meats, Laws 2.445/88 and 2.449/88 (“semestralidade”), untimely credits and others, in the amount of R$6,371,171 (R$5,549,431 as of December 31, 2020).

ICMS: The Company is involved in disputes related to: (i) non-acceptance of ICMS credits in interstate sales from states that unilaterally granted fiscal benefits without the approval of the National Finance Policy Council (“CONFAZ”), the so-called “guerra fiscal” in the amount of R$253,765 (R$416,238 as of December 31, 2020); (ii) lack of evidence of exports in the amount of R$63,361 (R$265,590 as of December 31, 2020);(iii) infraction notices from State of Rio de Janeiro related to the supposed non-compliance of Agreement Terms (“TARE”) regarding tax benefits, in the amount of R$567,903 (R$550,367 as of December 31, 2020); (iv) Public Civil Action in Rio de Janeiro due do the use of tax benefits, in the amount of R$249,715 (R$239,845 as of December 31, 2020); (v) infraction notice about ICMS in Goiás related to the exclusion of the reversal of the tax credit from the calculation base of PROTEGE, in the amount of R$184,300 (R$105,866 as of December 31, 2020); and (vi) R$2,063,603 (R$2,228,462 on December 31, 2020) related to other claims. The relevant reduction in the amounts related to (i) “guerra fiscal”, is mainly due to the recognition of the credits by the state of São Paulo, for which the probability of loss has been changed to remote; and (ii) lack of evidence of exports, due to the termination of proceedings in which the Company provided evidence that was accepted by the fiscal authority.

Income Tax and Social Contribution (IRPJ and CSLL): The Company is involved in administrative and judicial disputes related to refunds and compensation of negative income tax and social contribution balances, including credits arising from the Plano Verão and requirement of IRPJ and CSLL related to the compensation of tax loss carryforwards above the limit of 30% in the incorporation of entities. The contingencies related to these taxes totaled R$1,326,862 (R$1,249,062 as of December 31, 2020).

Profits earned abroad: The Company was assessed by the Brazilian Federal Revenue for alleged underpayment of income tax and social contribution on profits earned by its subsidiaries located abroad, in a total amount of R$638,361 (R$629,341 as of December 31, 2020). The Company’s legal defense is based on the facts that the subsidiaries located abroad are subject exclusively to the full taxation in the countries in which they are based as a result of the treaties signed to avoid double taxation.

IPI: The Company disputes administratively and judicially the denial of compensation of presumed IPI credits resulting from purchases of duty-free goods and secondary items. Such discussed cases totaled the amount of R$182,246 (R$209,314 as of December 31, 2020).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	86

Social security taxes: The Company disputes cases related to the charges of social security on payroll, employees profit sharing, GILRAT additional for special retirement financing, SAT/RAT, as well as other cases, in a total amount of R$417,903 (R$418,957 as of December 31, 2020).

Other contingencies: The Company disputes cases related to the requirement of 50% fine on the compensations of PIS, COFINS and IRPJ not approved awaiting final decision of the compensation processes, drawback proof, tax on services and others of several natures, fees, property tax, import tax and IOF, totaling R$180,574 (R$674,055 as of December 31, 2020). The reduction in the year ended December 31, 2021 is mainly due to the development in the proceedings related to isolated fine on denial of tax credits compensation, for which the probability of loss was reviewed and classified as remote.

21.2.2.	Labor

On December 31, 2021 the labor contingencies assessed as possible loss totaled R$338,999 (R$197,097 as of December 31, 2020).

21.2.3.	Civil, commercial and others

Civil commercial and other contingencies for which losses were assessed as possible totaled R$1,679,407 (R$1,523,987 as of December 31, 2020) and are mainly related to litigations containing allegations of contractual breaches and noncompliance of legal obligations of several natures as disputes arising from contracts in general, intellectual property disputes, regulatory issues, environmental and real state, consumer relations, among others. The claims are mostly for compensation of losses and damages, application of penalties and obligations to do or not to do.

Additionally, see the development of the processes described in the note 1.5.

22.	EQUITY

22.1.         Capital stock

On December 31, 2021, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 (one billion) common book-entry shares with no par value.

On February 4, 2022, a capital increase was concluded (note 35.2).

22.1.1.	Breakdown of capital stock by nature
Parent company
	12.31.21	12.31.20
Common shares	812,473,246	812,473,246
Treasury shares	(5,053,554)	(4,766,084)
Outstanding shares	807,419,692	807,707,162

22.1.2.	Breakdown of capital stock by owner

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	87

	12.31.21		12.31.20
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Food S.A.	269,734,803	33.20	Not available (2)
Fundação Petrobras de Seguridade Social - Petros (1)	56,947,828	7.01	92,716,266	11.41
Caixa de Previd. dos Func. do Banco do Brasil (1)	49,829,952	6.13	74,856,852	9.21
Kapitalo Investimentos Ltda.	40,784,398	5.02	Not available (2)
Management
Board of Directors	6,314,932	0.78	6,865,302	0.84
Executives	917,317	0.11	605,902	0.07
Treasury shares	5,053,554	0.62	4,766,084	0.59
Other	382,890,462	47.13	632,662,840	77.88
	812,473,246	100.00	812,473,246	100.00

(1)	The pension funds are controlled by employees that participate in the respective entities.
(2)	Information not available, as participation was null or less than 5%.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

22.1.3.	Rollforward of outstanding shares

On December 31, 2021, the quantity of outstanding of shares was 807,419,692. In the year ended December 31, 2021, 944,830 shares were delivered in accordance with the Company’s Restricted Share plan.

Parent company
Quantity of outstanding of shares
	12.31.21	12.31.20
Shares at the beginning of the year	807,707,162	811,759,800
Purchase of treasury shares	(1,232,300)	(4,836,000)
Delivery of restricted shares	944,830	783,362
Shares at the end of the year	807,419,692	807,707,162

22.2.         Capital reserves and Other equity transactions

For better presentation of the transactions, the balance previously presented in Capital reserves was split between Capital reserves and Other equity transactions. In the current presentation, Capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	12.31.21	12.31.20
Capital reserves	141,834	141,834
Other equity transactions	(67,531)	246
Share-based payments	205,949	214,711
Acquisition of non-controlling interest	(273,260)	(214,245)
Capital transactions with controlled entities	(220)	(220)
	74,303	142,080

22.3.         Absorption of accumulated losses

The Net income attributable to controlling shareholders for the year ended December 31, 2021, in the amount of R$419,455 was fully used to offset accumulated losses.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	88

22.4.         Treasury shares

The Company has 5,053,554 shares held in treasury, with an average cost of R$25.19 (twenty-five Brazilian Reais and nineteen cents) per share and corresponding market value of R$113,806. In the year ended December 31, 2021, 944,830 shares were delivered in accordance with the Company’s Restricted Share plan.

Parent company
Quantity of outstanding of shares
	12.31.21	12.31.20
Shares at the beggining of the year	4,766,084	713,446
Purchase of treasury shares	1,232,300	4,836,000
Delivery of restricted shares	(944,830)	(783,362)
Shares at the end of the year	5,053,554	4,766,084

On September 30, 2021, the Company’s Board of Directors approved the Company’s share buyback program up to the limit of 3,696,858 common shares, in an 18-month term. The goal of the program is to comply with the obligations assumed by the Company under the Restricted Shares Plan.

In the year ended December 2021, the Company purchased 1,232,300 common shares at the total cost of R$27,721.

23.	EARNINGS (LOSS) PER SHARE
	Continued operations		Discontinued operations	Continued and discontinued operations
	12.31.21	12.31.20	12.31.21	12.31.21
Basic numerator
Net earnings (loss) for the year attributable to controlling shareholders	499,385	1,383,564	(79,930)	419,455
Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	807,929,481	809,110,872	807,929,481	807,929,481
Net earnings (loss) per share basic - R$	0.62	1.71	(0.10)	0.52

Diluted numerator
Net earnings (loss) for the year attributable to controlling shareholders	499,385	1,383,564	(79,930)	419,455

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	807,929,481	809,110,872	807,929,481	807,929,481
Number of potential shares	749,167	2,237,936	-	749,167
Weighted average number of outstanding shares - diluted	808,678,648	811,348,808	807,929,481	808,678,648
Net earnings (loss) per share diluted - R$	0.62	1.71	(0.10)	0.52

For the year ended December 31, 2020, the Income (loss) from discontinued operations was null.

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

24.1.         Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations. The Risk Policy was approved by the Board of Directors on December 16, 2021, is valid for one year and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	89

»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

24.2.         Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

24.2.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

24.2.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

On December 31, 2021, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco BTG Pactual, Banco Inter, Banco Itaú, Banco Pan, Banco Safra, Banco Santander, Banco Votorantim, Banco XP, Caixa Econômica Federal, Citibank, Emirates NBD, First Abu Dhabi Bank, HSBC, J.P. Morgan Chase Bank and Vakiflar Bankasi.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Citibank, Goldman Sachs, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank, T. Garanti Bankasi A.Ş. and Banco XP.

24.3.         Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) maximization of the capital opportunity cost.

On December 31, 2021, the non-current consolidated gross debt, as presented below, represented 86.78% (93.66% as of December 31, 2020) of the total gross debt, which has an average term higher than nine years.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	90

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	12.31.21			12.31.20
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(2,166,249)	(14,177,303)	(16,343,552)	(15,739,134)
Local currency loans and borrowings	(1,036,819)	(8,075,659)	(9,112,478)	(6,665,292)
Derivative financial instruments, net	(192,892)	(31,057)	(223,949)	(7,706)
Gross debt	(3,395,960)	(22,284,019)	(25,679,979)	(22,412,132)

Cash and cash equivalents	7,528,820	-	7,528,820	7,576,625
Marketable securities	346,855	447,413	794,268	658,735
Restricted cash	24,963	1	24,964	24,358
	7,900,638	447,414	8,348,052	8,259,718
Net debt	4,504,678	(21,836,605)	(17,331,927)	(14,152,414)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	12.31.21
	Book value	Contractual cash flow	2022	2023	2024	2025	2026	2027 onwards
Non derivative financial liabilities
Loans and borrowings	22,111,180	38,272,342	3,689,144	4,032,903	3,078,359	2,287,742	1,813,401	23,370,793
Principal		25,462,497	2,434,990	2,907,304	2,114,428	1,396,164	986,693	15,622,918
Interest		12,809,845	1,254,154	1,125,599	963,931	891,578	826,708	7,747,875
Trade accounts payable	10,449,472	10,564,071	10,555,353	5,756	2,856	106	-	-
Supply chain finance	2,237,975	2,265,173	2,265,173	-	-	-	-	-
Lease liabilities	2,168,323	2,788,435	389,436	448,128	392,849	323,322	251,383	983,317
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	40,565	40,565	-	-	-	-	-	40,565
Currency derivatives	36,676	36,676	36,375	301	-	-	-	-
Commodities derivatives	57,608	57,096	56,102	994	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	232,442	232,442	232,442	-	-	-	-	-

	Consolidated
	12.31.21
	Book value	Contractual cash flow	2022	2023	2024	2025	2026	2027 onwards
Non derivative financial liabilities
Loans and borrowings	25,456,030	41,664,411	3,810,339	4,154,098	3,199,554	2,408,937	4,720,689	23,370,794
Principal		28,248,591	2,434,990	2,907,304	2,114,428	1,396,164	3,772,786	15,622,919
Interest		13,415,820	1,375,349	1,246,794	1,085,126	1,012,773	947,903	7,747,875
Trade accounts payable	11,714,624	11,832,602	11,823,884	5,756	2,856	106	-	-
Supply chain finance	2,237,975	2,265,173	2,265,173	-	-	-	-	-
Lease liabilities	2,479,246	3,166,028	504,285	547,239	423,422	342,027	259,424	1,089,631
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	40,565	40,565	-	-	-	-	-	40,565
Currency derivatives	37,959	37,959	37,658	301	-	-	-	-
Commodities derivatives	57,608	57,608	56,614	994	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	233,172	233,172	233,172	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	91

24.4.         Market risk management

24.4.1.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

The Company’s exposure to interest rates is set forth below:

Consolidated
				12.31.21
	Notional
Index	Assets	Liabilities	Derivative financial instruments	Exposure, Net
Fixed
Fixed Reais	199,904	(427,102)	(8,454,971)	(8,682,169)
Fixed U.S. Dollars (USD)	2,489,430	(16,114,760)	7,036,609	(6,588,721)
Fixed Turkish Liras (TRY)	147,313	(452,917)	-	(305,604)
Fixed Euros (EUR)	87,385	(1,053,534)	1,539,537	573,388
Fixed Other	614,129	-	(121,175)	492,954
Floating
Floating IPCA Reais	-	(4,331,732)	3,300,000	(1,031,732)
Floating CDI Reais	4,809,891	(1,678,268)	(3,300,000)	(168,377)
Floating Libor U.S. Dollars (USD)	-	(279,025)	-	(279,025)
	8,348,052	(24,337,338)	-	(15,989,286)
Interest and fair value adjustment of derivatives	-	(1,118,692)	(223,949)	(1,342,641)
Total	8,348,052	(25,456,030)	(223,949)	(17,331,927)

The derivative financial instruments used to hedge the exposure to interest rates as of December 31, 2021 are presented in the table below:

12.31.21
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	1,863	(1,179)
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.16% p.a.	705,000	BRL	(3,204)	46,560
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	1,495,000	BRL	(34,368)	112,240
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.20% p.a.	900,000	BRL	5,601	6,853
					3,300,000		(30,108)	164,474

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.

24.4.2.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	92

i. Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	12.31.21	12.31.20
Cash and cash equivalents	2,064,631	2,855,979
Trade accounts receivable	6,377,104	5,765,753
Trade accounts payable	(1,221,354)	(859,790)
Loans and borrowings	(16,726,412)	(14,947,793)
Other assets and liabilities, net	49,732	225,694
Exposure of assets and liabilities in foreign currencies	(9,456,299)	(6,960,157)
Derivative financial instruments (hedge)	8,454,971	6,849,947
Exposure in result, net	(1,001,328)	(110,210)

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	12.31.21	12.31.20
Argentinian Peso (ARS)	(5,783)	(5,310)
Angolan kwanza (AOA)	318,660	-
Euros (EUR)	33,381	112,672
Yen (JPY)	77,178	29,976
Turkish Liras (TRY)	266,541	178,906
U.S. Dollars (USD)	(1,691,305)	(426,454)
Total	(1,001,328)	(110,210)

The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on December 31, 2021 are not designated as hedge accounting and are set forth below:

12.31.21
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	1st Qtr. 2022	EUR	265,000	6.5766	(46,336)
Non-deliverable forward	USD	BRL	1st Qtr. 2022	USD	935,928	5.8088	(151,493)
Futures - B3	USD	BRL	1st Qtr. 2022	USD	279,000	5.6169	(34,613)
							(232,442)

Subsidiaries
Non-deliverable forward	EUR	JPY	1st Qtr. 2022	EUR	19,491	128.2633	2,054
Non-deliverable forward	USD	EUR	1st Qtr. 2022	EUR	40,669	1.1311	(731)
Total Consolidated							(231,119)

ii.	Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on December 31, 2021 are set forth below:

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	93

12.31.21
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2022	USD	261,000	5.6261	1,392
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2022	USD	23,000	5.7978	1,569
Collar	USD Exports	BRL	USD	1st Qtr. 2022	USD	35,000	5.7164	878
Collar	USD Exports	BRL	USD	2nd Qtr. 2022	USD	30,000	5.8056	35
Collar	USD Exports	BRL	USD	3rd Qtr. 2022	USD	10,000	6.0750	90
								3,964

iii.	Investments exposure

The Company holds investments abroad in functional currencies different than the Brazilian Real, which generate currency exposure that affects directly the Company’s Equity, in Other Comprehensive Income.

The non-derivative financial instruments designated as net investment hedge instruments on December 31, 2021 are set forth below:

12.31.21
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(138,080)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait WLL	USD	3rd Qtr. 2026	USD	108,757	3.7649	(184,667)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(118,482)
							(441,229)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

24.4.3.	Commodities price risk

In the ordinary course of business, the Company purchases commodities, mainly corn, soybean, soybean meal and soybean oil, individual components of the production costs.

Corn and soy prices are subject to volatility resulting from weather conditions, harvest productivity, transport and warehouse costs, government agricultural policies, FX rates and international market prices, among other factors.

The Risk Policy establishes coverage limits to the flow of purchases of corn and soy with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on December 31, 2021 are set forth below:

12.31.21
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2022	55,975	ton	413.32	9,896
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2022	174,257	ton	391.73	47,504
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2022	59,628	ton	373.67	19,006
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2022	40,000	ton	441.25	3,407
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2022	40,000	ton	440.65	4,362
Corn future - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2022	5,400	ton	1,494.17	(77)
Corn future - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2022	48,492	ton	1,415.59	(816)
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2022	31,995	ton	1,675.54	(181)
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2022	66,015	ton	1,604.70	(1,381)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2022	1,000	ton	1,303.37	(374)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2022	500	ton	1,286.84	(138)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2022	1,300	ton	1,230.35	394
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2022	1,100	ton	1,243.40	383
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2022	500	ton	1,256.63	236
							82,221

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	94

12.31.21
Cash flow hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value (R$)
Subsidiaries
Non-deliverable forward	Cost in USD	USD	TRY	1st Qtr. 2022	USD	4,368	13.9818	(1,283)
								(1,283)

12.31.21
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2022	30,999	ton	482.61	(1,593)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2022	29,538	ton	213.72	(3,446)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2022	265,660	ton	218.85	(22,518)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2022	61,938	ton	197.41	(8,351)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2022	5,800	ton	216.21	44
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2023	28,442	ton	212.15	(994)
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2022	25,569	ton	1,673.67	37
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2022	5,373	ton	1,527.26	90
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2022	268,893	ton	1,344.18	2,308
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2022	15,579	ton	1,349.89	60
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2023	2,484	ton	1,433.33	21
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2023	15,174	ton	1,226.62	(215)
Collar - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2022	5,400	ton	1,541.67	(44)
							(34,601)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
12.31.21
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2022	USD	21,273	5.4942	(3,132)
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2022	USD	58,140	5.7103	(7,405)
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2022	USD	12,227	5.7418	(2,469)
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2022	USD	1,254	6.0520	(62)
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2023	USD	6,034	6.4463	45
								(13,023)

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	95

24.5.         Effects of hedge instruments on financial information

The effects of the financial instruments for hedging exchange rate, commodities price and interest rates in the income (loss) for the year, in Other Comprehensive Income and in the financial position are set forth below:

Income for the year							Consolidated
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				48,327,703	-	-	48,327,703
Derivatives result		Operating Results	Cash flow	15,602	-	-	15,602
Net Revenue	26			48,343,305	-	-	48,343,305

Cost of Sales				-	(37,858,788)	-	(37,858,788)
Derivatives result		Operating Results	Cash flow / Fair value	-	(318,821)	-	(318,821)
Cost of Sales				-	(38,177,609)	-	(38,177,609)

Interests on loans and borrowings				-	-	(1,681,078)	(1,681,078)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(33,084)	(33,084)
Foreign Exchange variation on assets and liabilities				(408,269)	-	-	(408,269)
Foreign Exchange Derivatives result		Financial Position	Not designated	157,573	-	-	157,573
Effects on Financial Result	28			(250,696)	-	(1,714,162)	(1,964,858)

Other Comprehensive Income							Consolidated
12.31.21		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(43,978)	(67,560)	-	(111,538)
Non-derivative Instruments – current (1)		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative Instruments – non-current (1)		Operating Results	Cash flow	334,577	-	-	334,577
Non-derivative Instruments - non-current		Foreign investments	Net investment	(96,555)	-	-	(96,555)
Other Comprehensive Income (2)				(250,909)	(67,560)	-	(318,469)

Statement of financial position							Consolidated
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(10,342)	47,620	(30,108)	7,170
Not designated derivatives		Financial Position	Not designated	(231,119)	-	-	(231,119)
Asset / (Liability) net				(241,461)	47,620	(30,108)	(223,949)

Derivative Instruments - current (3)		Operating Results	Cash flow	3,964	103,746	-	107,710
Non-derivative instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative instruments – non-current		Operating Results	Cash flow	(548,640)	-	-	(548,640)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(441,229)	-	-	(441,229)
Other Comprehensive Income (2)				(1,430,858)	103,746	-	(1,327,112)

Derivatives result		Operating Results	Cash flow / Fair value	-	531,732	-	531,732
Inventories	7			-	531,732	-	531,732

(1)	In the year ended December 31, 2021, the amount of R$395,722 was reclassified from non-current to current.
(2)	All effects are presented gross of taxes.
(3)	Includes R$(1,126) related to the time value of the foreign exchange option contracts, and R$4,409 related to the time value of the commodity options contracts.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	96

Income for the year							Consolidated
12.31.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				40,841,803	-	-	40,841,803
Derivatives result		Operating Results	Cash flow	(1,372,103)	-	-	(1,372,103)
Net Revenue	26			39,469,700	-	-	39,469,700

Cost of Sales				-	(29,816,160)	-	(29,816,160)
Derivatives result		Operating Results	Cash flow / Fair value	-	(182,662)	-	(182,662)
Cost of Sales				-	(29,998,822)	-	(29,998,822)

Interests on loans and borrowings				-	-	(1,545,825)	(1,545,825)
Interest Rate Derivatives result		Interest expenses	Cash flow	-	-	(32,909)	(32,909)
Foreign Exchange variation on assets and liabilities				(1,179,236)	-	-	(1,179,236)
Foreign Exchange Derivatives result		Financial Position	Not designated	981,847	-	-	981,847
Effects on Financial Result	28			(197,389)	-	(1,578,734)	(1,776,123)

Other Comprehensive Income							Consolidated
12.31.20		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(28,893)	211,751	-	182,858
Non-derivative Instruments – non-current		Operating Results	Cash flow	(306,340)	-	-	(306,340)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(277,856)	-	-	(277,856)
Other Comprehensive Income				(613,089)	211,751	-	(401,338)

Statement of financial position							Consolidated
12.31.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	95,558	(144,057)	-	(48,499)
Not designated derivatives		Financial Position	Not designated	55,442	-	(14,649)	40,793
Asset / (Liability) net				151,000	(144,057)	(14,649)	(7,706)

Derivative Instruments - current		Operating Results	Cash flow	47,942	171,306	-	219,248
Non-derivative instruments – non-current		Operating Results	Cash flow	(883,218)	-	-	(883,218)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(344,674)	-	-	(344,674)
Other Comprehensive Income				(1,179,950)	171,306	-	(1,008,644)

Derivatives result		Operating Results	Cash flow / Fair value	-	442,398	-	442,398
Inventories	7			-	442,398	-	442,398

In the statement of cash flows, the effect of the derivative financial instruments designated as hedge accounting is presented in the line item in which the hedged object is recorded. For the instruments not designated, the effects are presented in the Derivative Financial Instruments line item.

On December 16, 2021, the Financial Risk Management Policy was amended and from this date, non-derivative financial instruments may only be designated as hedge instruments in net investment hedge relations. Thus, on December 16, 2021, the cash flow hedge relations presented below were discontinued because the hedging instruments were non-derivative financial instruments (loans) and no longer met the Company’s strategies and objectives.

12.31.21
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Rate (1)	Balance (2)
Parent company and consolidated
Bond BRF SA BRFSBZ 5 7/8 (3)	USD Exports	USD	2nd Qtr. 2022	USD	150,000	2.0213	4.9877	(444,953)
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	5.6963	(548,640)

								(993,593)

(1)	Average discontinuance rates.
(2)	Effective portion of the accumulated foreign exchange variations on the designated loans.
(3)	During the existence of the loan, there were early settlements with the corresponding discontinuance of the hedge relation.

The amounts above will be kept under Other Comprehensive Income until their respective months of maturity, according to the previous designation and effectiveness of each relationship.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	97

Summarized financial position of derivative financial instruments:

	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Assets
Designated as hedge accounting
Currency derivatives	27,617	177,208	27,617	177,208
Commodities derivatives	105,228	125,304	105,228	125,304
Interest rate derivatives	10,457	-	10,457	-
Not designated as hedge accounting
Currency derivatives	-	59,037	2,053	75,478
	143,302	361,549	145,355	377,990

Current assets	132,498	361,315	134,551	377,756
Non-current assets	10,804	234	10,804	234

Liabilities
Designated as hedge accounting
Currency derivatives	(36,676)	(81,650)	(37,959)	(81,650)
Commodities derivatives	(57,608)	(269,361)	(57,608)	(269,361)
Interest rate derivatives	(40,565)	-	(40,565)	-
Not designated as hedge accounting
Currency derivatives	(232,442)	(13,610)	(233,172)	(20,036)
Interest rate derivatives	-	(14,649)	-	(14,649)
	(367,291)	(379,270)	(369,304)	(385,696)

Current liabilities	(325,430)	(378,543)	(327,443)	(384,969)
Non-current liabilities	(41,861)	(727)	(41,861)	(727)

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	98

24.6.         Sensitivity analysis

The Management believes that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of December 31, 2021, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.5805	2.7903	4.1854	5.0225	6.1386	6.9756	8.3708

Monetary Assets and Liabilities		4,363,957	2,181,979	872,791	(872,791)	(2,181,979)	(4,363,957)
Derivative Instruments - Not designated		(3,518,304)	(1,759,152)	(703,661)	703,661	1,759,152	3,518,304
Net effect		845,653	422,827	169,130	(169,130)	(422,827)	(845,653)

EUR	6.3210	3.1605	4.7408	5.6889	6.9531	7.9013	9.4815

Monetary Assets and Liabilities		757,905	378,953	151,581	(151,581)	(378,953)	(757,905)
Derivative Instruments - Not designated		(770,243)	(385,122)	(154,049)	154,049	385,122	770,243
Net effect		(12,338)	(6,169)	(2,468)	2,468	6,169	12,338

JPY	0.0485	0.0243	0.0364	0.0437	0.0534	0.0606	0.0728

Monetary Assets and Liabilities		(99,177)	(49,588)	(19,835)	19,835	49,588	99,177
Derivative Instruments - Not designated		60,588	30,294	12,118	(12,118)	(30,294)	(60,588)
Net effect		(38,589)	(19,294)	(7,717)	7,717	19,294	38,589

TRY	0.4223	0.2112	0.3167	0.3801	0.4645	0.5279	0.6335

Monetary Assets and Liabilities		(133,270)	(66,635)	(26,654)	26,654	66,635	133,270
Net effect		(133,270)	(66,635)	(26,654)	26,654	66,635	133,270

AOA	0.0099	0.0050	0.0074	0.0089	0.0109	0.0124	0.0149

Monetary Assets and Liabilities		(159,330)	(79,665)	(31,866)	31,866	79,665	159,330
Net effect		(159,330)	(79,665)	(31,866)	31,866	79,665	159,330

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.5805	2.7903	4.1854	5.0225	6.1386	6.9756	8.3708

Revenue in USD		(1,001,700)	(500,850)	(200,340)	200,340	500,850	1,001,700
NDF		792,431	396,216	158,486	(158,486)	(396,216)	(792,431)
Collar		202,303	97,668	34,888	(11,743)	(69,018)	(173,652)
Net effect		(6,966)	(6,966)	(6,966)	30,111	35,616	35,617

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	99

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.5805	2.7903	4.1854	5.0225	6.1386	6.9756	8.3708

Cost of Sales		(276,035)	(138,018)	(55,207)	55,207	138,018	276,035
NDF		276,035	138,018	55,207	(55,207)	(138,018)	(276,035)
Net effect		-	-	-	-	-	-

	Scenario
Operating results - Commodities	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
Soy Grain - CBOT	492	246	369	443	541	615	738

Cost of Sales		(7,623)	(3,811)	(1,525)	1,525	3,811	7,623
NDF		7,623	3,811	1,525	(1,525)	(3,811)	(7,623)
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	434	217	326	391	478	543	651

Cost of Sales		80,312	40,156	16,062	(16,062)	(40,156)	(80,312)
Collar		(15,414)	(6,550)	(1,819)	919	5,883	14,747
NDF		(63,696)	(31,848)	(12,739)	12,739	31,848	63,696
Net effect		1,202	1,758	1,504	(2,404)	(2,425)	(1,869)

Soybean Oil - CBOT	1,237	618	927	1,113	1,360	1,546	1,855

Cost of Sales		2,721	1,360	544	(544)	(1,360)	(2,721)
Collar		(1,299)	(402)	-	-	383	1,280
NDF		(927)	(464)	(185)	185	464	927
Net effect		495	494	359	(359)	(513)	(514)

Corn - CBOT	231	115	173	208	254	288	346

Cost of Sales		(45,151)	(22,575)	(9,030)	9,030	22,575	45,151
NDF		45,151	22,575	9,030	(9,030)	(22,575)	(45,151)
Net effect		-	-	-	-	-	-

Corn - B3	1,418	709	1,064	1,276	1,560	1,773	2,127

Cost of Sales		(132,309)	(66,154)	(26,462)	26,462	66,154	132,309
Collar		(63,107)	(28,749)	(8,188)	1,611	21,039	55,397
Future		199,465	99,733	39,893	(39,893)	(99,733)	(199,465)
Net effect		4,049	4,830	5,243	(11,820)	(12,540)	(11,759)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

24.7.         Financial instruments by category

	Parent company
	12.31.21
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	162,445	-	162,445
Cash equivalents	-	4,471,371	4,471,371
Marketable securities	-	340,209	340,209
Restricted cash	24,964	-	24,964
Trade accounts receivable	6,872,336	335,566	7,207,902
Other receivables	97,169	-	97,169
Derivatives not designated	-	-	-
Derivatives designated as hedge accounting (1)	-	143,302	143,302

Liabilities
Trade accounts payable	(10,449,472)	-	(10,449,472)
Supply chain finance	(2,237,975)	-	(2,237,975)
Loans and borrowings (2)	(18,742,749)	(3,368,431)	(22,111,180)
Derivatives not designated	-	(232,442)	(232,442)
Derivatives designated as hedge accounting (1)	-	(134,849)	(134,849)
	(24,273,282)	1,554,726	(22,718,556)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	100

	Parent company
	12.31.20
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	118,307	-	118,307
Cash equivalents	-	3,757,832	3,757,832
Marketable securities	-	327,559	327,559
Restricted cash	24,358	-	24,358
Trade accounts receivable	4,906,964	310,265	5,217,229
Other receivables	86,404	-	86,404
Derivatives not designated	-	59,037	59,037
Derivatives designated as hedge accounting	-	302,512	302,512

Liabilities
Trade accounts payable	(8,170,012)	-	(8,170,012)
Supply chain finance	(1,452,637)	-	(1,452,637)
Loans and borrowings	(19,310,254)	-	(19,310,254)
Derivatives not designated	-	(28,259)	(28,259)
Derivatives designated as hedge accounting	-	(351,011)	(351,011)
	(23,796,870)	4,377,935	(19,418,935)

	Consolidated
	12.31.21
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	2,193,508	-	-	2,193,508
Cash equivalents	-	-	5,335,312	5,335,312
Marketable securities	418,637	13,338	362,293	794,268
Restricted cash	24,964	-	-	24,964
Trade accounts receivable	3,709,399	-	335,566	4,044,965
Other receivables	97,169	-	-	97,169
Derivatives not designated	-	-	2,053	2,053
Derivatives designated as hedge accounting (1)	-	-	143,302	143,302

Liabilities
Trade accounts payable	(11,714,624)	-	-	(11,714,624)
Supply chain finance	(2,237,975)	-	-	(2,237,975)
Loans and borrowings (2)	(22,087,599)	-	(3,368,431)	(25,456,030)
Derivatives not designated	-	-	(233,172)	(233,172)
Derivatives designated as hedge accounting (1)	-	-	(136,132)	(136,132)
	(29,596,521)	13,338	2,440,791	(27,142,392)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	101

	Consolidated
	12.31.20
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	2,439,072	-	-	2,439,072
Cash equivalents	-	-	5,137,553	5,137,553
Marketable securities	287,504	42,029	329,202	658,735
Restricted cash	24,358	-	-	24,358
Trade accounts receivable	3,789,616	-	310,265	4,099,881
Other receivables	86,404	-	-	86,404
Derivatives not designated	-	-	75,478	75,478
Derivatives designated as hedge accounting	-	-	302,512	302,512

Liabilities
Trade accounts payable	(9,009,987)	-	-	(9,009,987)
Supply chain finance	(1,452,637)	-	-	(1,452,637)
Loans and borrowings	(22,404,426)	-	-	(22,404,426)
Derivatives not designated	-	-	(34,685)	(34,685)
Derivatives designated as hedge accounting	-	-	(351,011)	(351,011)
Written option– business combination	-	-	(185,401)	(185,401)
	(26,240,096)	42,029	5,583,913	(20,614,154)

24.8.         Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company had a financial liability arising from a put option written in the context of a business combination, which was terminated on December 13, 2021 (notes 1.1.3 and 24.8.1).

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the year ended December 31, 2021, there were no changes among the 3 levels of hierarchy.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	102

	Parent company
	12.31.21			12.31.20
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	57,584	-	57,584	102,336	-	102,336
Bank deposit certificates	-	4,410,146	4,410,146	-	3,650,812	3,650,812
Financial treasury bills	324,771	-	324,771	312,515	-	312,515
Investment funds	19,079	-	19,079	19,728	-	19,728
Trade accounts receivable	-	335,566	335,566	-	310,265	310,265
Derivatives	-	143,302	143,302	-	361,549	361,549
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(367,291)	(367,291)	-	(379,270)	(379,270)
Loans and borrowings	-	(3,368,431)	(3,368,431)	-	-	-
	401,434	1,153,292	1,554,726	434,579	3,943,356	4,377,935

	Consolidated
	12.31.21			12.31.20
	Level 1	Level 2	Total	Level 1	Level 2	Level 3	Total
Financial Assets
Fair value through other comprehensive income
Stocks	13,338	-	13,338	42,029	-	-	42,029
Fair value through profit and loss
Savings account and overnight	701,386	-	701,386	1,220,232	-	-	1,220,232
Term deposits	179,071	-	179,071	250,189	-	-	250,189
Bank deposit certificates	-	4,451,214	4,451,214	-	3,662,448	-	3,662,448
Financial treasury bills	324,771	-	324,771	312,515	-	-	312,515
Investment funds	35,718	-	35,718	21,371	-	-	21,371
Trade accounts receivable	-	335,566	335,566	-	310,265	-	310,265
Derivatives	-	145,355	145,355	-	377,990	-	377,990
Other titles	5,445	-	5,445	-	-	-	-
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(369,304)	(369,304)	-	(385,696)	-	(385,696)
Loans and borrowings	-	(3,368,431)	(3,368,431)	-	-	-	-
Written option– business combination	-	-	-	-	-	(185,401)	(185,401)
	1,259,729	1,194,400	2,454,129	1,846,336	3,965,007	(185,401)	5,625,942

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	103

		Parent company and Consolidated
			12.31.21		12.31.20
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 5 7/8	USD	2022	(396,802)	(409,454)	(367,714)	(389,611)
BRF SA BRFSBZ 4 3/4	USD	2024	(1,653,847)	(1,726,951)	(1,538,086)	(1,659,891)
BRF SA BRFSBZ 3.95	USD	2023	(1,303,821)	(1,337,246)	(1,207,468)	(1,275,598)
BRF SA BRFSBZ 2 3/4	EUR	2022	(1,072,454)	(1,076,964)	(1,081,404)	(1,105,478)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,914,280)	(3,993,593)	(3,951,539)	(4,333,054)
BRF SA BRFSBZ 5 3/4	USD	2050	(4,423,083)	(4,521,103)	(4,106,115)	(4,705,851)
Debenture - 1st Issue	BRL	2026	(823,946)	(821,444)	(771,138)	(778,016)
Debenture - 2nd Issue	BRL	2030	(2,351,363)	(2,382,298)	(2,250,867)	(2,225,796)
Debenture - 3rd Issue	BRL	2031	(1,034,706)	(915,353)	-	-
Parent company			(16,974,302)	(17,184,406)	(15,274,331)	(16,473,295)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,779,725)	(2,854,701)	(2,577,667)	(2,779,574)
Consolidated			(19,754,027)	(20,039,107)	(17,851,998)	(19,252,869)

24.8.1.	Level 3 measurement

The Company had a financial liability arising from a put option written in the context of a business combination, option that gave the non-controlling shareholder the right to sell its equity stake in the subsidiary for an amount equivalent, in Turkish Liras, to a multiple of the Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of the economic group of this subsidiary in the last 12 months prior to the exercise.

This liability was measured at the present value of redemption amount using internal assumptions regarding the results of that economic group. The effects of the subsequent measurement resulted in a loss recorded in Financial expenses of R$278,618 in the year ended December 31, 2021 (gain of R$579,946 in the year ended December 31, 2020), as per note 28.

On December 31, 2021, this liability was terminated, as described in note 1.1.3.

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	104

	Consolidated
Net sales	12.31.21	12.31.20
Brazil
In-natura	6,002,585	5,014,250
Poultry	4,544,724	3,738,560
Pork and other	1,457,861	1,275,690
Processed	18,729,686	15,944,162
Other sales	76,618	26,707
	24,808,889	20,985,119

International
In-natura	18,212,688	14,570,620
Poultry	15,818,512	12,246,499
Pork and other	2,394,176	2,324,121
Processed	2,955,431	2,366,204
Other sales	346,585	303,370
	21,514,704	17,240,194

Other segments	2,019,712	1,244,387
	48,343,305	39,469,700

The income (loss) before financial results for each segment and for Corporate is set forth below:

	Consolidated
	2021	2020
	12.31.21	12.31.20
Brazil	1,583,899	2,081,150
International	942,006	1,100,212
Other segments	393,477	197,233
Sub total	2,919,382	3,378,595
Corporate	90,405	(531,802)
	3,009,787	2,846,793

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
Corporate	12.31.21	12.31.20
Impairment and result in the sale of investments	76,148	(62,006)
Results with sale and disposal of fixed assets	65,884	(28,178)
Reversal/(provision) for tax and civil contingencies	30,587	(109,088)
Expenses with demobilization	(6,814)	(16,494)
Investigations involving the Company (note 1.5)	(9,003)	(28,004)
Expenses COVID-19 (1)	(74,482)	(81,562)
Arbitration reversal	-	14,520
Restructuring plan	-	(58)
Results with disposal of businesses	-	(29,471)
Agreement - Class Action	-	(204,436)
Other	8,085	12,975
	90,405	(531,802)

(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	105

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the years ended December 31, 2021 and 2020.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,813,986	1,784,079	275,982	345,260	2,089,968	2,129,339
Other segments	459,699	-	474,875	-	934,574	-
	3,425,183	2,935,577	1,733,335	1,327,738	5,158,518	4,263,315

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES
	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Gross sales
Brazil	30,700,510	26,017,981	30,700,510	26,017,981
International	15,752,886	10,498,363	22,959,318	18,514,099
Other segments	1,757,620	1,329,579	2,319,991	1,378,344
	48,211,016	37,845,923	55,979,819	45,910,424

Sales deductions
Brazil	(5,891,621)	(5,032,862)	(5,891,621)	(5,032,862)
International	(36,560)	(103,382)	(1,444,614)	(1,273,905)
Other segments	(164,357)	(126,543)	(300,279)	(133,957)
	(6,092,538)	(5,262,787)	(7,636,514)	(6,440,724)

Net sales
Brazil	24,808,889	20,985,119	24,808,889	20,985,119
International	15,716,326	10,394,981	21,514,704	17,240,194
Other segments	1,593,263	1,203,036	2,019,712	1,244,387
	42,118,478	32,583,136	48,343,305	39,469,700

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	106

27.	OTHER OPERATING INCOME (EXPENSES), NET
	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Recovery of expenses (1)	134,224	407,690	135,662	408,161
Provision reversal	1,107	73,315	1,143	73,361
Scrap sales	12,199	11,936	12,763	12,204
Provision for civil and tax risks	33,984	(67,264)	33,311	(68,295)
Other employees benefits	(52,521)	(27,741)	(52,521)	(27,741)
Insurance claims costs	(35,883)	(14,196)	(35,102)	(8,762)
Gains (losses) on the disposal of non-financial assets	66,600	(29,287)	141,211	(40,220)
Demobilization expenses	(5,632)	(21,445)	(6,814)	(19,988)
Expected credit losses in other receivables	(579)	(1,016)	(579)	(989)
Impairment of investments	-	-	-	(62,090)
Other (2)	(24,288)	(281,983)	(17,811)	(236,754)
	129,211	50,009	211,263	28,887

(1)	Includes recovery of PIS, COFINS and ICMS taxes on inputs, INSS and other in the amount of R$62,439 and effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis of SHB, Batávia and UP! Alimentos Ltda. in the amount of R$41,554 (note 9.2) for year ended December 31, 2021 (R$295,593 of recovery of PIS and COFINS taxes on inputs for the year ended December 31, 2020).
(2)	In the year ended December 31, 2020, includes expenses with class action agreement.

28.	FINANCIAL INCOME (EXPENSES), NET
		Parent company		Consolidated
	Note	12.31.21	12.31.20	12.31.21	12.31.20
Financial income
Interest on cash and cash equivalents	4	116,630	100,225	153,278	119,068
Income with marketable securities	5	14,732	25,205	49,738	54,094
Fair value through other comprehensive income		-	-	-	538
Fair value through profit and loss		13,722	9,115	14,027	8,771
Amortized cost		1,010	16,090	35,711	44,785
Interest on recoverable taxes (1)	9	287,453	204,933	289,770	205,066
Interest on other assets		44,032	41,133	44,950	42,529
		462,847	371,496	537,736	420,757
Financial expenses
Interests on loans and borrowings	15	(1,505,554)	(1,375,915)	(1,714,162)	(1,545,825)
Interest with related parties	30	(357,465)	(345,133)	-	-
Interest on contingencies	21	(239,174)	(42,641)	(239,174)	(42,641)
Interest on leases	18	(183,713)	(190,844)	(226,446)	(207,598)
Interest on actuarial liabilities		(39,881)	(28,084)	(46,741)	(33,549)
Interest on other liabilities		8,416	9,224	1,923	11,412
Written option - Business combination	24.8.1	-	-	(278,618)	579,946
Adjustment to present value	6 and 16	(631,843)	(417,780)	(634,048)	(418,234)
Other		(120,374)	(176,976)	(194,349)	(232,965)
		(3,069,588)	(2,568,149)	(3,331,615)	(1,889,454)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		(1,248,153)	(5,153,490)	(408,269)	(1,179,236)
Derivative results		139,337	932,298	157,573	948,938
		(1,108,816)	(4,221,192)	(250,696)	(230,298)
		(3,715,557)	(6,417,845)	(3,044,575)	(1,698,995)

(1)	For the year ended December 31, 2021, includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation basis from SHB, Batávia and UP! Alimentos Ltda. (note 9.2) in the amount of R$50,617 (null in the same period of the previous year).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	107

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Costs of sales
Raw materials and supplies (1)	24,875,915	18,068,942	28,806,780	21,619,848
Salaries and employees benefits	4,192,367	4,095,560	4,280,574	4,181,001
Depreciation	1,910,104	1,714,668	2,080,306	1,873,422
Amortization	71,388	60,842	150,514	123,270
Other	2,760,245	2,407,612	2,859,435	2,336,228
	33,810,019	26,347,624	38,177,609	30,133,769

Sales expenses
Indirect and direct logistics expenses	2,790,629	2,202,889	3,171,689	2,531,506
Marketing	538,164	467,252	718,151	632,870
Salaries and employees benefits	1,079,123	1,182,643	1,480,314	1,528,659
Depreciation	177,980	148,543	345,624	217,732
Amortization	70,040	63,386	94,332	91,683
Other	506,815	407,251	721,303	670,580
	5,162,751	4,471,964	6,531,413	5,673,030

Administrative expenses
Salaries and employees benefits	234,201	249,593	395,892	402,335
Fees	68,340	67,192	68,378	67,192
Depreciation	19,655	31,856	35,193	47,682
Amortization	38,335	37,370	40,385	40,589
Other	182,071	169,977	283,112	275,060
	542,602	555,988	822,960	832,858

(1)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$62,910 for the year ended December 31, 2021 (null in the previous year).

The Company incurred in expenses with internal research and development of new products of R$42,010 for the year ended December 31, 2021 in the parent company and in the consolidated (R$65,168 in the parent company and in the consolidated for the year ended December 31, 2020).

30.	RELATED PARTIES

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Directors and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be conducted.

In the year ended December 31, 2021, Marfrig Global Foods S.A. (“Marfrig”) acquired common shares issued by BRF S.A., achieving 33.20% of participation in the Company’s capital stock. With such participation, Marfrig is able to exercise significant influence over BRF S.A., becoming a related party. On October 20, 2021, the Administrative Council for Economic Defense’s Court (Tribunal do Conselho Administrativo de Defesa Econômica − CADE) confirmed the approval without restrictions of the acquisition of interest by Marfrig in the Company’s capital stock. The transactions and balances with Marfrig and its subsidiaries during the period are presented below.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	108

The balances of the transactions with related parties are as follows:

										Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Loans	Trade accounts payable		Other rights		Advances and other liabilities
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21		12.31.20
Banvit	-	-	-	-	-	-	-	609	190	-		-
BRF Energia S.A.	-	-	-	-	-	(25,932)	(13,063)	-	-	-		-
BRF Foods GmbH	608,379	799,571	-	-	-	-	-	137	54	(61)		(56)
BRF Foods LLC	-	-	-	-	-	-	-	-	501	-		(2)
BRF Global GmbH	4,937,329	2,319,292	-	-	-	-	-	-	-	(10,562,776)	(1)	(7,095,587)
BRF GmbH	-	-	-	-	-	-	-	-	995	(1,830,251)	(2)	(1,845,759)
BRF Pet S.A.	3,489	6,228	-	-	-	(174)	(37)	588	480	-		-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	315	-	-	-	-	-		-
Federal Foods	-	-	-	-	-	-	-	-	-	(517)		-
Hercosul Alimentos Ltda.	-	-	-	-	-	-	-	4	-	-		-
Joody Al Sharqiya Food Production Factory LLC	-	-	-	-	-	-	-	62	-	-		-
Mogiana Alimentos S.A.	2,741	-	-	-	-	-	-	-	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	-	(4,265)		(3,069)
Sadia Chile S.A.	172,499	114,742	-	-	-	-	-	5	3	-		-
Sadia International Ltd.	-	-	-	-	-	-	-	-	-	-		(18,990)
Sadia Uruguay S.A.	340	5,743	-	-	-	-	-	-	-	(41,655)		(38,823)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	14	10	-	-	-	-	-	-		-
Marfrig Global Foods S.A.	9,252	-	-	-	-	(35,312)	-	-	-	-		-
Quickfood S.A.	8,690	-	-	-	-	-	-	-	-	-		-
Total	5,742,719	3,245,576	14	10	315	(61,418)	(13,100)	1,405	2,223	(12,439,525)		(9,002,286)

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

	Consolidated
	Accounts receivable	Trade accounts payable
	12.31.21	12.31.21
Marfrig Global Foods S.A.	9,252	(36,058)
Marfrig Chile S.A.	1,434	(24)
Quickfood S.A.	8,690	-
Total	19,376	(36,082)

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	109

					Parent company
	Sales		Financial results, net		Purchases
	12.31.21	12.31.20	12.31.21	12.31.20	12.31.21	12.31.20
BRF Energia S.A.	-	-	-	-	(371,008)	(249,759)
BRF Foods GmbH	243,153	179,656	-	-	-	-
BRF Global GmbH	14,548,332	11,150,215	(354,483)	(290,627)	-	-
BRF Pet S.A.	12,892	5,650	-	-	(137)	(62)
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	9	14	-	-
Mogiana Alimentos S.A.	6,490	-	-	-	-	-
Perdigão International Ltd.	-	-	-	(51,939)	-	-
Sadia Alimentos S.A.	-	-	(160)	(447)	-	-
Sadia Chile S.A.	194,716	136,063	-	-	-	-
Sadia Uruguay S.A.	68,104	53,041	(2,831)	(2,134)	-	-
Marfrig Global Foods S.A. (1)	89,311	-	-	-	(280,535)	-
Marfrig Chile S.A. (1)	1,311	-	-	-	-	-
Quickfood S.A. (1)	38,058	-	-	-	-	-
Marfrig Alimentos S.A. (1)	139	-	-	-	-	-
Total	15,202,506	11,524,625	(357,465)	(345,133)	(651,680)	(249,821)

(1)	Comprehends the period from May 21, 2021 to December 31, 2021.
	Consolidated
	Sales	Purchases
	12.31.21	12.31.21
Marfrig Global Foods S.A. (1)	89,311	(328,956)
Marfrig Chile S.A. (1)	4,866	(93)
Quickfood S.A. (1)	38,058	-
Marfrig Alimentos S.A. (1)	139	-
Total	132,374	(329,049)

(1)	Comprehends the period from May 21, 2021 to December 31, 2021.

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy. As of December 31, 2021, the balance of these transactions was R$2,327,576 (R$2,116,463 as of December 31, 2020) with a weighted average rate of 4.27% p.a. (3.01% p.a. as of December 31, 2020).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the year ended December 31, 2021 the total amount of lease payments was R$20,647 (R$19,528 for the year ended December 31, 2020).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

30.1.         Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	12.31.21	12.31.20
Salary and profit sharing	61,088	67,814
Short-term benefits (1)	1,149	2,777
Private pension	1,189	1,323
Termination benefits	2,118	8,417
Share-based payment	29,198	17,397
	94,742	97,728

(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$29,526 for the year ended December 31, 2021 (R$20,319 for the year ended December 31, 2020).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	110

31.	GOVERNMENT GRANTS

The Company has tax benefits related to ICMS granted by the state governments as follows: Programa de Desenvolvimento Industrial e Comercial de Mato Grosso (“PRODEIC”), Programa de Desenvolvimento do Estado de Pernambuco (“PRODEPE”) and Fundo de Participação e Fomento à Industrialização do Estado de Goiás (“FOMENTAR”). Such incentives are directly associated to the manufacturing facilities operations, job generation and to the economic and social development.

For the year ended December 31, 2021, the government grants totaled R$147,463 (R$153,762 for the year ended December 31, 2020), which were registered in the statement of income (loss) as Net sales, Cost of sales and Other operating income (expenses), net, according to the nature of each grant.

32.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	12.31.21	12.31.21
Current	4,560,344	5,090,205
Non-current	3,039,073	3,281,309
2023	1,226,306	1,395,346
2024	651,861	703,803
2025	390,001	411,255
2026	273,528	273,528
2027 onwards	497,377	497,377
	7,599,417	8,371,514

33.	INSURANCE COVERAGE – CONSOLIDATED

The Company’s policy for insurance considers the concentration and relevance of the risks identified in its risk management program. Thus, according to Managements understanding, the contracted insurance coverage is adequate to the entity’s size and nature of activities being sufficient to cover eventual damages. The Company also takes into consideration orientations provided by its advisors.

		12.31.21
Assets covered	Coverage	Amount of coverage

Operational risks	Coverage against damage to buildings, facilities, inventory, machinery and equipment, loss of profits.	3,298,543
Transport of goods	Coverage of goods in transit and in inventories.	792,114
Civil responsability	Third party complaints.	446,440

Each legal entity has its own coverages, which are not complementary.

34.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the year ended December 31, 2021:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the year ended December 31, 2021 amounted to R$462,234 in the parent company and R$686,764 in the consolidated (R$429,704 in the parent company and R$560,088 for the year ended December 31, 2020).

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	111

35.	EVENTS AFTER THE REPORTING PERIOD

35.1.         Memorandum of Understanding with the Public Investment Fund

On January 13, 2022, The Company executed a Memorandum of Understanding (“MOU”) with the Public Investment Fund (“PIF”), Saudi Arabia’s sovereign wealth fund. The MOU is non-binding and aims the incorporation of a joint operation that will act in the complete chain of chicken production in Saudi Arabia and promote the sale of fresh, frozen and processed products, in addition to a Halal Business Hub in Saudi Arabia. The MOU reinforces the Company’s commitment with its strategic plan, in particular with food security in the Gulf region.

35.2.         Capital Increase through a Public Offering of Shares

On January 17, 2022 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase, regardless of statutory reform, which was set to 1,325,000,000 ordinary shares. The increase in the capital of the Company was also approved, through public offering of up to 325,000,000 new ordinary shares.

The pricing of the public offering of shares was on February 2, 2022 and the Board of Directors approved the offering of 270,000,000 shares at the price of R$20.00 (twenty Brazilian Reais), in a total amount of R$5,400,000. From this amount, R$500,000 shall be allocated to the capital stock and the remaining will be allocated to the formation of a capital reserve. The settlement of the offering was on February 4, 2022.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	112

36.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and the issuance authorized by the Board of Directors on February 22, 2022.

BOARD OF DIRECTORS

Chairman (Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flavia Buarque de Almeida
Independent Member	Flavia Maria Bittencourt
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Marcelo Feriozzi Bacci
Independent Member	Roberto Rodrigues

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	André Vicentini
Member	Maria Paula Soares Aranha

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	Marcelo Feriozzi Bacci
External Member	Jerônimo Antunes
External Member	Valmir Pedro Rossi

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Chief Financial and Investor Relations Officer	Carlos Alberto Bezerra de Moura
Vice-President of People, Services and Technology	Alessandro Rosa Bonorino
Vice-President of Institutional Relations and Sustainability	Grazielle Tallia Parenti
Vice-President of Integrated Planning and Logistics	Leonardo Campo Dallorto
Vice-President of New Business	Marcel Sacco
Vice-President of Brazil Market	Sidney Rogério Manzaro
Vice-President of Operations and Procurement	Vinícius Guimarães Barbosa

Marcos Roberto Badollato	Heitor Carpigiani de Paula
Accounting Director	Accountant – CRC 1SP336262/O-4

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	113

COMENTARY ABOUT THE BEHAVIOR OF THE COMPANY’S PROJECTIONS

On December 07, 2021, the Management disclosed certain estimates and expectations in connection with the Company updating the perspectives scenarios as follows:

(a) Investments estimates of, approximately, R$55 billion up to 2030, including disbursements made in 2021, setting up a prudent net financial leverage limit (ratio between net debt and Adjusted EBITDA of the 12 prior months) up to three times;

(b) Period between 2021 and 2024: expectation to achieve a net revenue of approximately R$65 billion, with a growing EBITDA twice the size in comparison to the last 12 months ended September 30, 2020;

(c) Period between 2025 and 2027: growth expectation of the net revenue and of the EBITDA of approximately 2,5 times in relation to the last 12 months ended September 30, 2020 and a revenue growth of more than 60% in the Brazilian market;

(d) Period between 2028 and 2030: expectation to reach a net revenue of more than R$100 billion and an EBITDA growth of more than 3,5 times in relation to the last 12 months ended September 30, 2020, average EBITDA Margin above 15%, average net margin of 6% and return on invested capital (“ROIC”) of 16%, approximately.

The projections disclosed above are mere forecast and reflect the current Management’s expectation in relation to BRF’s future. Nevertheless, these projections depend on volatile market conditions and factors that are not under the Company's control and, therefore, may differ in relation to numbers and results that will be effectively registered by the Company.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	114

INDEPENDENT AUDITORS’ REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM), containing individual and consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board – IASB)

To the Shareholders and Management of BRF S.A. Itajaí - SC
Opinion
We have audited the individual and consolidated financial statements of BRF S.A. (the Company), respectively referred to as parent company and consolidated, which comprise the statement of financial position as of December 31, 2021 and the statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the year then ended, and the notes, comprising the significant accounting policies and other explanatory information. In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of BRF S.A. as of December 31, 2021, and its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
Basis for opinion
We conducted our audit in accordance with the Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Brazilian Accountant’s Code of Professional Ethics and in the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Emphasis of matter
We draw attention to explanatory notes 1.5.1 to the financial statements, individual and consolidated, which describe the investigations concluded by United States Government authorities and the ongoing investigations conducted by Brazilian Government authorities involving the Company, as well as their current and potential developments. In the current stage of the ongoing investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our opinion is not modified in respect to this matter.
Key audit matters
The key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon and therefore, we do not provide a separate opinion on these matters.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	115

Realization of deferred tax assets - income tax and social contribution
See notes 3.9 and 10 to the individual and consolidated financial statements
Key Audit Matter	How the matter was addressed in our audit

The deferred income tax and social contribution (deferred tax assets) relate to tax losses, negative basis of social contribution and temporary differences. The estimate of probable future taxable profit is based on subjective judgments regarding prospective assumptions such as sales prices of the products, commodity costs, operating and administrative expenses.

The deferred tax assets are recorded to the extent that the Company considers probable the generation of future taxable income against which the deferred tax assets will be realized and their book value may change depending on their expected recovery.

The process of estimating the realization of deferred tax assets involves high degree of judgment required in assessing the significant assumptions that are considered in the forecast of future taxable income. For these reasons, we considered this matter as a key audit matter.

We evaluated the design, implementation and effectiveness of the key internal controls over estimate of probable future taxable profit relating to the recoverability of deferred taxes assets, including controls related to the determination of estimates used in the preparation and review of the business plan, budget, technical studies prepared by the Company.

We involved corporate finance specialists, who assisted in: (i) evaluating the main assumptions and methodology used in the Company’s forecast in the determination of the future taxable income, especially those related to expectations of sales prices of the products, commodity costs, operating and administrative expenses and the consistency of these assumptions with the budget and strategic plan approved by the Board of Directors; and (ii) sensitivity analysis on the key assumptions to assess their impact on the Company’s forecast of the future taxable income.

We also evaluated whether the disclosures in the individual and consolidated financial statements consider the relevant information related to the expected realization of deferred tax assets.

Based on the evidences obtained as a result of the procedures summarized above, we considered acceptable the balance of the deferred tax assets recognized and the related disclosures, in the context of the individual and consolidated financial statements taken as a whole.

Measurement of the acquisition-date fair value of the brands acquired through the business combination of Grupo Hercosul and Grupo Mogiana
See notes 1.2.2., 1.2.3 and 14 to the consolidated financial statements
Key Audit Matter	How the matter was addressed in our audit

During the months of August and September 2021, the Company completed the acquisitions of Hercosul Group and Mogiana Group (both from the pet food sector) for a total consideration of R$ 812,921 thousand and R$ 481,435 thousand, respectively. The Company measured the identifiable assets acquired and liabilities assumed at fair value, which resulted in the recognition of assets, including brands intangible assets in the total amount of R$ 474,875 thousand.

The fair value measurement involves relevant assumptions, specifically, determining the revenue growth rates, royalty rate, and discount rate, which involve a high degree of judgment due to the uncertainty in measuring the assumptions.

In addition, the revenue growth rates for each brand and the royalty rates are assumptions for which there are limited observable market information, and the fair values estimate may change as a result of changes in these assumptions.

For these reasons, we considered the fair value measurement, at the acquisition-date, of intangibles related to brands as a key audit matter.

We evaluated the design, implementation and effectiveness of the key internal controls over the development of the revenue growth rates related to each brand, royalty rate, and the discount rate assumptions used in the calculation of fair value of the brands.

We involved corporate finance specialists, who assisted in: (i) comparing the Company’s forecasted revenue growth rates for each brand to historical results and to forecasted growth rates in the sector; (ii) sensitivity analyses over those assumptions to assess their impact on the Company’s determination of the fair value of the brands; and (iii) evaluating the assumptions used in the determination of the fair value of the brands, especially those related to revenue growth rates related to each brand, royalty rate, and the discount rate.

We also evaluated whether the disclosures in the consolidated financial statements consider the relevant information related to the brands acquired in the business combinations.

Based on the evidences obtained as a result of the procedures summarized above, we considered acceptable the fair value measurement of brands recognized at the acquisition date and the related disclosures, in the context of the consolidated financial statements taken as a whole.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	116

Other matters – Statements of value added
The individual and consolidated statements of value added (DVA) for the year ended December 31, 2021, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures performed with the audit of the Company's financial statements. In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the CPC 09 Technical Pronouncement - Statement of Value Added. In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the individual and consolidated financial statements taken as a whole.
Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the management report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the management report and, in doing so, consider whether the management report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement on the management report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	117

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

–        Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries internal control.

–        Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

–        Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

–        Evaluate the overall presentation, structure and content of the individual and consolidated financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

–        Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 22nd, 2022

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	118

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF S.A., in fulfilling its statutory and legal duties, examined:

(i)	the financial statements (parent company and consolidated) for the fiscal year ended December 31, 2021.
(ii)	the Management Report; and
(iii)	the report issued without qualification by KPMG Auditores Independentes on February 22, 2022.

Based on the documents reviewed and the explanations provided, the members of the Fiscal Council, undersigned, issued the opinion that the financial statements and the management report are appropriately presented and in condition of appreciation by the Annual General Meeting.

São Paulo, February 22, 2022.

Attílio Guaspari

Chairman

Maria Paula Soares Aranha

Fiscal Council Member

André Vicentini

Fiscal Council Member

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	119

SUMMARIZED ANNUAL REPORT OF THE AUDIT AND INTEGRITY COMMITTEE

Summary of the Audit Committee Activities in 2021

The current composition of the Audit and Integrity Committee (“CAI”) was elected on April 27, 2021, pursuant to the meeting of the Board of Directors. The Internal By-laws of the CAI is available at the website https://ri.brf-global.com. The Committee met monthly since the election, in ordinary and extraordinary meetings, in the total of 15 meetings. The main topics of discussion are described below, which were presented and discussed with the Company’s Board of Directors.

Issues discussed by the Audit and Integrity Committee

The meetings were attended, whenever required and in accordance with the Agenda, by the Global Chief Executive Officer of the Company, the Vice-Presidents, Executive Directors, Executive Managers, Internal Auditors, Independent Auditors and external advisors to enable the understanding of the processes, internal controls, risks, possible deficiencies and eventual plans for improvement, as well as issuing their recommendations to the Board of Directors and Executive Board of the Company.

The main topics discussed by the Audit and Integrity Committee were:

»	The Internal Audit received a “Certification of Evaluation of the Quality of the Internal Audit Department”, granted by the Institute of Internal Auditors (The IIA), international independent organization which evaluates globally the quality of the internal audit activities in public and private organizations, turning BRF the 25th company certified in Brazil, what demonstrates the ongoing investment in an efficient structure of governance, with high ethical and transparency standards;
»	The achievement of the first Antibribery certification to an Animal Protein company in Brazil, based on international standards of the International Organization for Standardization (ISO 37.001);
»	Follow-up and supervision of the negotiations with North American authorities SEC and DOJ which have closed their investigations with no sanctions or remediation measures against the Company;
»	Follow-up and supervision of the international investigations by the international authorities, specifically the Turkish Competition Authority, which closed its investigations with no sanctions or remediation measures against the Company;
»	Discussion of the planning, scope and main conclusions obtained in the quarterly review (ITR) and opinion on the issuance of the financial statements of 2021;
»	Follow-up on the analysis on the internal controls of the Company with emphasis on the most critical items;
»	Follow-up on the implementation of improvements indicated in the internal controls report, as well as the respective action plans of the internal areas for the correction or improvement of the issues identified;
»	Discussion, approval and supervision of the work plan and budget of the Internal Audit, as well and its reviews;
»	Follow-up and analysis of the outcomes of special investigations;
»	Follow-up on the Internal Audit reports;
»	Follow-up on the implementation of the action plans resulting from the audit reports, with emphasis on the most critical issues, reporting to the Board of Directors the most relevant ones;
»	Evaluation and follow-up on the effectiveness of Internal Controls for processes mapping, key controls and indicators, as well as monitoring the action plans to avoid significant deficiencies that could be reported in the financial statements;

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	120

»	Discussion and evaluation of the corporate risks map;
»	Follow-up on the operation of the Transparency Hotline and on the inquiries and complaints classified as highly critical;
»	Follow-up on the adoption of the Compliance policies, practices and trainings by the management and employees pursuant the anti-corruption law requirements;
»	Follow-up on the management of the conduct adjustment terms entered with regulatory bodies;
»	Follow-up on the questions related to the regulatory bodies and the respective answers sent by the management;
»	Discussion about the implementation of controls in the subsidiaries of the Company;
»	Opinion for approval, by the Board of Directors, of the annual financial statements;
»	Review and comments on the quarterly financials (“ITR”);
»	Evaluation and monitoring, with the management and Internal Audit, of the adequacy of the related parties’ transactions executed by the Company;
»	Discussion and follow-up on the update of the Reference Form (“Formulário de Referência”);
»	Analysis and opinion of the proposal sent to the Board of Directors for Independent Auditors services, supervision of activities of Independent Auditing, involving the scope and work plan, insurance of their independence and of the quality of the services provided;
»	Follow-up on the themes related to LGPD – General Data Protection Law and themes related to cyber security; and
»	Participation of the members of the Committee in trainings, lectures, and update programs about themes related to the Committee’s activities and normative acts that are in the interest of and impact the Company.

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	121

STATUTORY AUDIT AND INTEGRITY COMMITTEE OPINION

In the exercise of its legal and statutory duties, BRF’s Audit Committee has examined the financial statements (parent company and consolidated) for the fiscal year ended December 31, 2021, the management report and the report issued without qualification by KPMG Auditores Independentes on February 22, 2022.

Based on the examined documents and the clarifications rendered, the members of the Audit Committee, undersigned, issued the opinion that the financial statements are appropriately presented and in conditions for approval.

São Paulo, February 22, 2022.

Augusto Marques da Cruz Filho

Coordinator (Independent)

Ivandré Motiel da Silva

Non-Independent member

Marcelo Feriozzi Bacci

Independent member

Jerônimo Antunes

External member

Valmir Pedro Rossi

External member

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	122

OPINION OF EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's financial statements for the fiscal year ended December 31, 2021, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by KPMG Auditores Independentes on February 22, 2022 for the Company's financial statements for the fiscal year ended December 31, 2021.

São Paulo, February 22, 2022.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

Alessandro Rosa Bonorino

Vice-President of People, Services and Technology

Grazielle Tallia Parenti

Vice-President of Institutional Relations and Sustainability

Leonardo Campo Dallorto

Vice-President of Integrated Planning and Logistics

Marcel Sacco

Vice-President of New Business

Sidney Rogério Manzaro

Vice-President of Brazil Market

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement

BRF S.A. | 2021 AND 2020 FINANCIAL STATEMENTS	123